Registration No. 333-229546
                                                        1940 Act No. 811-05903

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          Amendment No. 1 to Form S-6

   FOR  REGISTRATION  UNDER  THE  SECURITIES  ACT  OF 1933 OF SECURITIES OF UNIT
                 INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:

                                    FT 7950

B. Name of depositor:

                          FIRST TRUST PORTFOLIOS L.P.

C. Complete address of depositor's principal executive offices:

                             120 East Liberty Drive
                                   Suite 400
                            Wheaton, Illinois 60187

D. Name and complete address of agents for service:

                                                Copy to:

      JAMES A. BOWEN                            ERIC F. FESS
      c/o First Trust Portfolios L.P.           c/o Chapman and Cutler LLP
      120 East Liberty Drive                    111 West Monroe Street
      Suite 400                                 Chicago, Illinois 60603
      Wheaton, Illinois  60187

E. Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to public:

      As soon as practicable after the effective date of the Registration Statement.

|X| Check box if it is proposed that this filing will become effective on April 9, 2019 at 2:00 p.m. pursuant to Rule 487.

                        ________________________________


                 Dow(R) Target 5 2Q '19 - Term 7/9/20
                Dow(R) Target Dvd. 2Q '19 - Term 7/9/20
                 Global Target 15 2Q '19 - Term 7/9/20
        S&P Dividend Aristocrats Target 25 2Q '19 - Term 7/9/20
                   S&P Target 24 2Q '19 - Term 7/9/20
                S&P Target SMid 60 2Q '19 - Term 7/9/20
                Target Divsd. Dvd. 2Q '19 - Term 7/9/20
                 Target Dbl. Play 2Q '19 - Term 7/9/20
                  Target Focus 4 2Q '19 - Term 7/9/20
            Target Global Dvd. Leaders 2Q '19 - Term 7/9/20
                   Target Growth 2Q '19 - Term 7/9/20
                   Target Triad 2Q '19 - Term 7/9/20
                    Target VIP 2Q '19 - Term 7/9/20
             Value Line(R) Target 25 2Q '19 - Term 7/9/20

                                FT 7950

FT 7950 is a series of a unit investment trust, the FT Series. FT 7950 consists of 14 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             FIRST TRUST(R)

                              800-621-1675


              The date of this prospectus is April 9, 2019

                           Table of Contents

Summary of Essential Information                                       3
Fee Table                                                              9
Report of Independent Registered Public Accounting Firm               13
Statements of Net Assets                                              14
Schedules of Investments                                              20
The FT Series                                                         47
Portfolios                                                            48
Risk Factors                                                          56
Backtested Hypothetical Performance Information                       63
Public Offering                                                       69
Distribution of Units                                                 71
The Sponsor's Profits                                                 72
The Secondary Market                                                  73
How We Purchase Units                                                 73
Expenses and Charges                                                  73
Tax Status                                                            74
Retirement Plans                                                      79
Rights of Unit Holders                                                79
Income and Capital Distributions                                      80
Redeeming Your Units                                                  81
Investing in a New Trust                                              82
Removing Securities from a Trust                                      83
Amending or Terminating the Indenture                                 83
Information on the Sponsor, Trustee and Evaluator                     84
Other Information                                                     85

              Summary of Essential Information (Unaudited)

                                FT 7950


                   At the Opening of Business on the
                 Initial Date of Deposit-April 9, 2019


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.


                                                                   The Dow(R)           The Dow(R)           Global
                                                                   Target 5             Target Dividend      Target 15
                                                                   Portfolio, 2nd       Portfolio, 2nd       Portfolio, 2nd
                                                                   Quarter 2019 Series  Quarter 2019 Series  Quarter 2019 Series
                                                                   ___________________  ___________________  ___________________
Initial Number of Units (1)                                                 16,435               17,195               16,761
Fractional Undivided Interest in the Trust per Unit (1)                   1/16,435             1/17,195             1/16,761
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)               (.000)               (.000)
                                                                       ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)               (.135)               (.135)
                                                                       ___________          ___________          ___________
Redemption Price per Unit (5)                                                9.865                9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                        (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                     (.040)               (.033)               (.049)
                                                                       ___________          ___________          ___________
Net Asset Value per Unit                                               $     9.775          $     9.782          $     9.766
                                                                       ===========          ===========          ===========

Tax Status (6)                                                        Grantor Trust        Grantor Trust        Grantor Trust
Distribution Frequency (7)                                               Monthly              Monthly              Monthly
Initial Distribution Date (7)                                         May 25, 2019         May 25, 2019         May 25, 2019
Cash CUSIP Number                                                       30310V 624           30310V 665           30310V 707
Reinvestment CUSIP Number                                               30310V 632           30310V 673           30310V 715
Fee Account Cash CUSIP Number                                           30310V 640           30310V 681           30310V 723
Fee Account Reinvestment CUSIP Number                                   30310V 657           30310V 699           30310V 731
Pricing Line Product Code                                                   123539               123543               123547
Ticker Symbol                                                               FBGKNX               FRBANX               FLNJVX

First Settlement Date                                          April 11, 2019
Mandatory Termination Date (8)                                 July 9, 2020

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


                                                                   S&P Dividend
                                                                   Aristocrats          S&P                  S&P
                                                                   Target 25            Target 24            Target SMid 60
                                                                   Portfolio, 2nd       Portfolio, 2nd       Portfolio, 2nd
                                                                   Quarter 2019 Series  Quarter 2019 Series  Quarter 2019 Series
                                                                   ___________________  ___________________  ___________________
Initial Number of Units (1)                                                 13,393               16,202               16,010
Fractional Undivided Interest in the Trust per Unit (1)                   1/13,393             1/16,202             1/16,010
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)               (.000)               (.000)
                                                                       ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)               (.135)               (.135)
                                                                       ___________          ___________          ___________
Redemption Price per Unit (5)                                                9.865                9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                        (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                     (.025)               (.039)               (.038)
                                                                       ___________          ___________          ___________
Net Asset Value per Unit                                               $     9.790          $     9.776          $     9.777
                                                                       ===========          ===========          ===========

Tax Status (6)                                                             RIC             Grantor Trust             RIC
Distribution Frequency (7)                                               Monthly              Monthly           Semi-Annually
Initial Distribution Date (7)                                         May 25, 2019         May 25, 2019         June 25, 2019
Cash CUSIP Number                                                       30310V 749           30310V 780           30297W 223
Reinvestment CUSIP Number                                               30310V 756           30310V 798           30297W 231
Fee Account Cash CUSIP Number                                           30310V 764           30310V 806           30297W 249
Fee Account Reinvestment CUSIP Number                                   30310V 772           30310V 814           30297W 256
Pricing Line Product Code                                                   123551               123555               123483
Ticker Symbol                                                               FDIPMX               FZABOX               FPTURX

First Settlement Date                                          April 11, 2019
Mandatory Termination Date (8)                                 July 9, 2020

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 7950


                   At the Opening of Business on the
                 Initial Date of Deposit-April 9, 2019


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.


                                                                   Target
                                                                   Diversified          Target Double Play   Target Focus Four
                                                                   Dividend             Portfolio, 2nd       Portfolio, 2nd
                                                                   Portfolio, 2nd       Quarter 2019         Quarter 2019
                                                                   Quarter 2019 Series  Series               Series
                                                                   ___________________  ___________________  ___________________
Initial Number of Units (1)                                                 16,937               20,195               33,663
Fractional Undivided Interest in the Trust per Unit (1)                   1/16,937             1/20,195             1/33,663
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000          $    10.000              $10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)               (.000)               (.000)
                                                                       ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)               (.135)               (.135)
                                                                       ___________          ___________          ___________
Redemption Price per Unit (5)                                                9.865                9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                        (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                     (.023)               (.048)               (.034)
                                                                       ___________          ___________          ___________
Net Asset Value per Unit                                               $     9.792          $     9.767          $     9.781
                                                                       ===========          ===========          ===========

Tax Status (6)                                                             RIC                  RIC                  RIC
Distribution Frequency (7)                                               Monthly              Monthly           Semi-Annually
Initial Distribution Date (7)                                         May 25, 2019         May 25, 2019         June 25, 2019
Cash CUSIP Number                                                       30310V 822           30297W 108           30297W 264
Reinvestment CUSIP Number                                               30310V 830           30297W 116           30297W 272
Fee Account Cash CUSIP Number                                           30310V 848           30297W 124           30297W 280
Fee Account Reinvestment CUSIP Number                                   30310V 855           30297W 132           30297W 298
Pricing Line Product Code                                                   123559               123579               123487
Ticker Symbol                                                               FCKRSX               FLMHNX               FQEDWX

First Settlement Date                                          April 11, 2019
Mandatory Termination Date (8)                                 July 9, 2020

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 7950


                   At the Opening of Business on the
                 Initial Date of Deposit-April 9, 2019


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.


                                                                   Target Global        Target
                                                                   Dividend Leaders     Growth               Target Triad
                                                                   Portfolio, 2nd       Portfolio, 2nd       Portfolio, 2nd
                                                                   Quarter 2019         Quarter 2019         Quarter 2019
                                                                   Series               Series               Series
                                                                   ___________________  ___________________  ___________________
Initial Number of Units (1)                                                 17,098               17,387               28,998
Fractional Undivided Interest in the Trust per Unit (1)                   1/17,098             1/17,387             1/28,998
Public Offering Price:
Public Offering Price per Unit (2)                                     $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                    (.000)               (.000)               (.000)
                                                                       ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                   (.135)               (.135)               (.135)
                                                                       ___________          ___________          ___________
Redemption Price per Unit (5)                                                9.865                9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                        (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                     (.012)               (.034)               (.030)
                                                                       ___________          ___________          ___________
Net Asset Value per Unit                                               $     9.803          $     9.781          $     9.785
                                                                       ===========          ===========          ===========

Tax Status (6)                                                             RIC                  RIC                  RIC
Distribution Frequency (7)                                               Monthly           Semi-Annually        Semi-Annually
Initial Distribution Date (7)                                         May 25, 2019         June 25, 2019        June 25, 2019
Cash CUSIP Number                                                       30297W 140           30297W 306           30297W 348
Reinvestment CUSIP Number                                               30297W 157           30297W 314           30297W 355
Fee Account Cash CUSIP Number                                           30297W 165           30297W 322           30297W 363
Fee Account Reinvestment CUSIP Number                                   30297W 173           30297W 330           30297W 371
Pricing Line Product Code                                                   123479               123491               123495
Ticker Symbol                                                               FZLNEX               FPDYMX               FBNRYX

First Settlement Date                                          April 11, 2019
Mandatory Termination Date (8)                                 July 9, 2020

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 7950


                   At the Opening of Business on the
                 Initial Date of Deposit-April 9, 2019


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.


                                                                                                              Value Line(R)
                                                                                        Target VIP            Target 25
                                                                                        Portfolio, 2nd        Portfolio, 2nd
                                                                                        Quarter 2019          Quarter 2019
                                                                                        Series                Series
                                                                                        ___________________   ________________
Initial Number of Units (1)                                                                     119,896               49,583
Fractional Undivided Interest in the Trust per Unit (1)                                       1/119,896             1/49,583
Public Offering Price:
Public Offering Price per Unit (2)                                                          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                                         (.000)               (.000)
                                                                                            ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                   10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                                        (.135)               (.135)
                                                                                            ___________          ___________
Redemption Price per Unit (5)                                                                     9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                                             (.050)               (.050)
    Less Organization Costs per Unit (5)                                                          (.028)               (.045)
                                                                                            ___________          ___________
Net Asset Value per Unit                                                                    $     9.787          $     9.770
                                                                                            ===========          ===========
Tax Status (6)                                                                                  RIC             Grantor Trust
Distribution Frequency (7)                                                                 Semi-Annually           Monthly
Initial Distribution Date (7)                                                              June 25, 2019        May 25, 2019
Cash CUSIP Number                                                                            30297W 389           30297W 181
Reinvestment CUSIP Number                                                                    30297W 397           30297W 199
Fee Account Cash CUSIP Number                                                                30297W 405           30297W 207
Fee Account Reinvestment CUSIP Number                                                        30297W 413           30297W 215
Pricing Line Product Code                                                                        123499               123583
Ticker Symbol                                                                                    FUORAX               FSORGX

First Settlement Date                                           April 11, 2019
Mandatory Termination Date (8)                                  July 9, 2020

____________

See "Notes to Summary of Essential Information" on page 8.

Page 7


               NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on April 10, 2019, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

(8) See "Amending or Terminating the Indenture."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.


                                                                                    The Dow(R)                  The Dow(R)
                                                                                Target 5 Portfolio       Target Dividend Portfolio
                                                                              2nd Quarter 2019 Series     2nd Quarter 2019 Series
                                                                              _______________________    _________________________
                                                                                          Amount                      Amount
                                                                                          per Unit                    per Unit
Unit Holder Sales Fees (as a percentage of public offering price)                         ________                    ________

Maximum Sales Charge
   Initial sales charge                                                      0.00%(a)     $.000          0.00%(a)     $.000
   Deferred sales charge                                                     1.35%(b)     $.135          1.35%(b)     $.135
   Creation and development fee                                              0.50%(c)     $.050          0.50%(c)     $.050
                                                                             _____        _____          _____        _____
   Maximum sales charge (including creation and development fee)             1.85%        $.185          1.85%        $.185
                                                                             =====        =====          =====        =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                              .400%(d)     $.0400         .330%(d)     $.0330
                                                                             =====        ======         =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees    .059%        $.0060         .059%        $.0060
   Trustee's fee and other operating expenses                                .113%(f)     $.0114         .113%(f)     $.0114
                                                                             _____        ______         _____        ______
   Total                                                                     .172%        $.0174         .172%        $.0174
                                                                             =====        ======         =====        ======

                                                                                      Global             S&P Dividend Aristocrats
                                                                                Target 15 Portfolio         Target 25 Portfolio
                                                                              2nd Quarter 2019 Series     2nd Quarter 2019 Series
                                                                              _______________________    _________________________
                                                                                          Amount                      Amount
                                                                                          per Unit                    per Unit
                                                                                          ________                    ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                      0.00%(a)     $.000          0.00%(a)     $.000
   Deferred sales charge                                                     1.35%(b)     $.135          1.35%(b)     $.135
   Creation and development fee                                              0.50%(c)     $.050          0.50%(c)     $.050
                                                                             _____        _____          _____        _____
Maximum sales charge (including creation and development fee)                1.85%        $.185          1.85%        $.185
                                                                             =====        =====          =====        =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                              .490%(d)     $.0490         .250%(d)     $.0250
                                                                             =====        ======         =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees    .059%        $.0060         .059%        $.0060
   Trustee's fee and other operating expenses                                .351%(f)     $.0355         .126%(f)     $.0127
                                                                             _____        ______         _____        ______
   Total                                                                     .410%        $.0415         .185%        $.0187
                                                                             =====        ======         =====        ======

                                                               S&P Target 24         S&P Target SMid 60       Target Diversified
                                                                 Portfolio                Portfolio           Dividend Portfolio
                                                          2nd Quarter 2019 Series  2nd Quarter 2019 Series  2nd Quarter 2019 Series
                                                          _______________________  _______________________  _______________________
                                                                      Amount                   Amount                  Amount
                                                                      per Unit                 per Unit                per Unit
                                                                      ________                 ________                ________
Unit Holder Sales Fees (as a percentage of
  public offering price)

Maximum Sales Charge
   Initial sales charge                                   0.00%(a)    $.000        0.00%(a)    $.000        0.00%(a)   $.000
   Deferred sales charge                                  1.35%(b)    $.135        1.35%(b)    $.135        1.35%(b)   $.135
   Creation and development fee                           0.50%(c)    $.050        0.50%(c)    $.050        0.50%(c)   $.050
                                                          _____       _____        _____       _____        _____      _____
   Maximum sales charge (including creation
     and development fee)                                 1.85%       $.185        1.85%       $.185        1.85%      $.185
                                                          =====       =====        =====       =====        =====      =====
Organization Costs (as a percentage of public
   offering price)
   Estimated organization costs                           .390%(d)    $.0390       .380%(d)    $.0380       .230%(d)   $.0230
                                                          =====       ======       =====       ======       =====      ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                 .059%       $.0060       .059%       $.0060       .059%      $.0060
   Trustee's fee and other operating expenses             .113%(f)    $.0114       .126%(f)    $.0127       .126%(f)   $.0127
                                                          _____       ______       _____       ______       _____      ______
   Total                                                  .172%       $.0174       .185%       $.0187       .185%      $.0187
                                                          =====       ======       =====       ======       =====      ======


                                                           Target Double Play         Target Focus Four     Target Global Dividend
                                                                Portfolio                 Portfolio             Leaders Portfolio
                                                          2nd Quarter 2019 Series  2nd Quarter 2019 Series  2nd Quarter 2019 Series
                                                          _______________________  _______________________  _______________________
                                                                      Amount                   Amount                  Amount
                                                                      per Unit                 per Unit                per Unit
                                                                      ________                 ________                ________
Unit Holder Sales Fees (as a percentage of
   public offering price)

Maximum Sales Charge
   Initial sales charge                                   0.00%(a)    $.000        0.00%(a)    $.000        0.00%(a)   $.000
   Deferred sales charge                                  1.35%(b)    $.135        1.35%(b)    $.135        1.35%(b)   $.135
   Creation and development fee                           0.50%(c)    $.050        0.50%(c)    $.050        0.50%(c)   $.050
                                                          _____       _____        _____       _____        _____      _____
   Maximum sales charge (including creation
     and development fee)                                 1.85%       $.185        1.85%       $.185        1.85%      $.185
                                                          =====       =====        =====       =====        =====      =====
Organization Costs (as a percentage of public
   offering price)
   Estimated organization costs                           .480%(d)    $.0480       .340%(d)    $.0340       .120%(d)   $.0120
                                                          =====       ======       =====       ======       =====      ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                 .059%       $.0060       .059%       $.0060       .059%      $.0060
   Trustee's fee and other operating expenses             .126%(f)    $.0127       .126%(f)    $.0127       .126%(f)   $.0127
                                                          _____       ______       _____       ______       _____      ______
   Total                                                  .185%       $.0187       .185%       $.0187       .185%      $.0187
                                                          =====       ======       =====       ======       =====      ======

                                                              Target Growth             Target Triad               Target VIP
                                                                Portfolio                 Portfolio                 Portfolio
                                                         2nd Quarter 2019 Series   2nd Quarter 2019 Series   2nd Quarter 2019 Series
                                                         _______________________   _______________________   _______________________
                                                                       Amount                    Amount                    Amount
                                                                       per Unit                  per Unit                  per Unit
                                                                       ________                  ________                  ________
Unit Holder Sales Fees (as a percentage of
   public offering price)

Maximum Sales Charge
   Initial sales charge                                   0.00%(a)     $.000         0.00%(a)    $.000        0.00%(a)     $.000
   Deferred sales charge                                  1.35%(b)     $.135         1.35%(b)    $.135        1.35%(b)     $.135
   Creation and development fee                           0.50%(c)     $.050         0.50%(c)    $.050        0.50%(c)     $.050
                                                          _____        _____         _____       _____        _____        _____
   Maximum sales charge (including creation
     and development fee)                                 1.85%        $.185         1.85%       $.185        1.85%        $.185
                                                          =====        =====         =====       =====        =====        =====
Organization Costs (as a percentage of public
   offering price)
   Estimated organization costs                           .340%(d)     $.0340        .300%(d)    $.0300       .280%(d)     $.0280
                                                          =====        ======        =====       ======       =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                 .059%        $.0060        .059%       $.0060       .059%        $.0060
   Trustee's fee and other operating expenses             .126%(f)     $.0127        .126%(f)    $.0127       .204%(f)     $.0206
                                                          _____        ______        _____       ______       _____        ______
   Total                                                  .185%        $.0187        .185%       $.0187       .263%        $.0266
                                                          =====        ======        =====       ======       =====        ======


                                                                                       Value Line(R)
                                                                                     Target 25 Portfolio
                                                                                   2nd Quarter 2019 Series
                                                                                   _______________________
                                                                                                 Amount
                                                                                                 per Unit
                                                                                                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                              0.00%(a)    $.000
   Deferred sales charge                                                             1.35%(b)    $.135
   Creation and development fee                                                      0.50%(c)    $.050
                                                                                     _____       _____
   Maximum sales charge (including creation and development fee)                     1.85%       $.185
                                                                                     =====       =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                      .450%(d)    $.0450
                                                                                     =====       ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees            .059%       $.0060
   Trustee's fee and other operating expenses                                        .113%(f)    $.0114
                                                                                     _____       ______
   Total                                                                             .172%       $.0174
                                                                                     =====       ======

                                Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                                                                               1 Year     3 Years   5 Years    10 Years
                                                                               ______     _______   _______    ________
The Dow(R) Target 5 Portfolio, 2nd Quarter 2019 Series                         $242        $746      $1,027     $2,219
The Dow(R) Target Dividend Portfolio, 2nd Quarter 2019 Series                   235         725         999      2,161
Global Target 15 Portfolio, 2nd Quarter 2019 Series                             276         845       1,185      2,539
S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2019 Series           229         705         974      2,109
S&P Target 24 Portfolio, 2nd Quarter 2019 Series                                241         743       1,023      2,211
S&P Target SMid 60 Portfolio, 2nd Quarter 2019 Series                           242         744       1,026      2,216
Target Diversified Dividend Portfolio, 2nd Quarter 2019 Series                  227         699         965      2,093
Target Double Play Portfolio, 2nd Quarter 2019 Series                           252         774       1,066      2,298
Target Focus Four Portfolio, 2nd Quarter 2019 Series                            238         732       1,010      2,183
Target Global Dividend Leaders Portfolio, 2nd Quarter 2019 Series               216         666         921      2,001
Target Growth Portfolio, 2nd Quarter 2019 Series                                238         732       1,010      2,183
Target Triad Portfolio, 2nd Quarter 2019 Series                                 234         720         994      2,150
Target VIP Portfolio, 2nd Quarter 2019 Series                                   240         738       1,026      2,217
Value Line (R) Target 25 Portfolio, 2nd Quarter 2019 Series                     247         761       1,047      2,260

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 19, 2019.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%. If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs, which for certain Trusts include a one-time license fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."


                         Report of Independent
                   Registered Public Accounting Firm


To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of
FT 7950

Opinion on the Statements of Net Assets

We have audited the accompanying statements of net assets of FT 7950, comprising Dow (R) Target 5 2Q '19 - Term 7/9/20 (The Dow (R) Target 5 Portfolio, 2nd Quarter 2019 Series); Dow (R) Target Dvd. 2Q '19 - Term 7/9/20 (The Dow (R) Target Dividend Portfolio, 2nd Quarter 2019 Series); Global Target 15 2Q '19 - Term 7/9/20 (Global Target 15 Portfolio, 2nd Quarter 2019 Series); S&P Dividend Aristocrats Target 25 2Q '19 - Term 7/9/20 (S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2019 Series); S&P Target 24 2Q '19 - Term 7/9/20 (S&P Target 24 Portfolio, 2nd Quarter 2019 Series); S&P Target SMid 60 2Q '19 - Term 7/9/20 (S&P Target SMid 60 Portfolio, 2nd Quarter 2019 Series); Target Divsd. Dvd. 2Q '19 - Term 7/9/20 (Target Diversified Dividend Portfolio, 2nd Quarter 2019 Series); Target Dbl. Play 2Q '19 - Term 7/9/20 (Target Double Play Portfolio, 2nd Quarter 2019 Series); Target Focus 4 2Q '19 - Term 7/9/20 (Target Focus Four Portfolio, 2nd Quarter 2019 Series); Target Global Dvd. Leaders 2Q '19 - Term 7/9/20 (Target Global Dividend Leaders Portfolio, 2nd Quarter 2019 Series); Target Growth 2Q '19 - Term 7/9/20 (Target Growth Portfolio, 2nd Quarter 2019 Series); Target Triad 2Q '19
- Term 7/9/20 (Target Triad Portfolio, 2nd Quarter 2019 Series); Target VIP 2Q '19 - Term 7/9/20 (Target VIP Portfolio, 2nd Quarter 2019 Series); and Value Line (R) Target 25 2Q '19 - Term 7/9/20 (Value Line
(R) Target 25 Portfolio, 2nd Quarter 2019 Series) (collectively, the "Trusts"), one of the series constituting the FT Series, including the schedules of investments, as of the opening of business on April 9, 2019 (Initial Date of Deposit), and the related notes. In our opinion, the statements of net assets present fairly, in all material respects, the financial position of each of the Trusts constituting FT 7950 as of the opening of business on April 9, 2019 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on the Trusts' statements of net assets based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trusts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement, whether due to error or fraud. The Trusts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the statements of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements of net assets. Our audits also included evaluating the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on April 9, 2019, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 9, 2019

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

                            Statements of Net Assets

                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                     The Dow (R)           The Dow (R) Target    Global Target 15
                                                                     Target 5 Portfolio    Dividend Portfolio    Portfolio
                                                                     2nd Quarter           2nd Quarter           2nd Quarter
                                                                     2019 Series           2019 Series           2019 Series
                                                                     __________________    __________________    ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $164,350              $171,952              $167,610
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (657)                 (567)                 (821)
Less liability for deferred sales charge (4)                           (2,219)               (2,321)               (2,263)
Less liability for creation and development fee (5)                      (822)                 (860)                 (838)
                                                                     ________              ________              ________
Net assets                                                           $160,652              $168,204              $163,688
                                                                     ========              ========              ========
Units outstanding                                                      16,435                17,195                16,761
Net asset value per Unit (6)                                         $  9.775              $  9.782              $  9.766

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $164,350              $171,952              $167,610
Less maximum sales charge (7)                                          (3,041)               (3,181)               (3,101)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (657)                 (567)                 (821)
                                                                     ________              ________              ________
Net assets                                                           $160,652              $168,204              $163,688
                                                                     ========              ========              ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                     S&P Dividend             S&P            S&P
                                                                     Aristocrats Target 25    Target 24      Target SMid 60
                                                                     Portfolio                Portfolio      Portfolio
                                                                     2nd Quarter              2nd Quarter    2nd Quarter
                                                                     2019 Series              2019 Series    2019 Series
                                                                     _____________________    ___________    ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $133,931                 $162,016       $160,103
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (335)                    (632)          (608)
Less liability for deferred sales charge (4)                           (1,808)                  (2,187)        (2,161)
Less liability for creation and development fee (5)                      (670)                    (810)          (800)
                                                                     ________                 ________       ________
Net assets                                                           $131,118                 $158,387       $156,534
                                                                     ========                 ========       ========
Units outstanding                                                      13,393                   16,202         16,010
Net asset value per Unit (6)                                         $  9.790                 $  9.776       $  9.777

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $133,931                 $162,016       $160,103
Less maximum sales charge (7)                                          (2,478)                  (2,997)        (2,961)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (335)                    (632)          (608)
                                                                     ________                 ________       ________
Net assets                                                           $131,118                 $158,387       $156,534
                                                                     ========                 ========       ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                                           Target
                                                                     Target Diversified    Double Play    Target Focus Four
                                                                     Dividend Portfolio    Portfolio      Portfolio
                                                                     2nd Quarter           2nd Quarter    2nd Quarter
                                                                     2019 Series           2019 Series    2019 Series
                                                                     __________________    ___________    _________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $169,368              $201,947       $336,625
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (390)                 (969)        (1,145)
Less liability for deferred sales charge (4)                           (2,286)               (2,726)        (4,545)
Less liability for creation and development fee (5)                      (847)               (1,010)        (1,683)
                                                                     ________              ________       ________
Net assets                                                           $165,845              $197,242       $329,252
                                                                     ========              ========       ========
Units outstanding                                                      16,937                20,195         33,663
Net asset value per Unit (6)                                         $  9.792              $  9.767       $  9.781

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $169,368              $201,947       $336,625
Less maximum sales charge (7)                                          (3,133)               (3,736)        (6,228)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (390)                 (969)        (1,145)
                                                                     ________              ________       ________
Net assets                                                           $165,845              $197,242       $329,252
                                                                     ========              ========       ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                     Target Global
                                                                     Dividend Leaders    Target              Target Triad
                                                                     Portfolio           Growth Portfolio    Portfolio
                                                                     2nd Quarter         2nd Quarter         2nd Quarter
                                                                     2019 Series         2019 Series         2019 Series
                                                                     ________________    ________________    ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $170,980            $173,870            $289,981
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (205)               (591)               (870)
Less liability for deferred sales charge (4)                           (2,308)             (2,347)             (3,915)
Less liability for creation and development fee (5)                      (855)               (869)             (1,450)
                                                                     ________            ________            ________
Net assets                                                           $167,612            $170,063            $283,746
                                                                     ========            ========            ========
Units outstanding                                                      17,098              17,387              28,998
Net asset value per Unit (6)                                         $  9.803            $  9.781            $  9.785

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $170,980            $173,870            $289,981
Less maximum sales charge (7)                                          (3,163)             (3,216)             (5,365)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (205)               (591)               (870)
                                                                     ________            ________            ________
Net assets                                                           $167,612            $170,063            $283,746
                                                                     ========            ========            ========

__________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                                                       Value Line(R)
                                                                                        Target VIP     Target 25
                                                                                        Portfolio      Portfolio
                                                                                        2nd Quarter    2nd Quarter
                                                                                        2019 Series    2019 Series
                                                                                        ___________    _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                        $1,198,956     $495,831
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                               (3,357)      (2,231)
Less liability for deferred sales charge (4)                                               (16,186)      (6,694)
Less liability for creation and development fee (5)                                         (5,995)      (2,479)
                                                                                        __________     ________
Net assets                                                                              $1,173,418     $484,427
                                                                                        ==========     ========
Units outstanding                                                                          119,896       49,583
Net asset value per Unit (6)                                                            $    9.787     $  9.770

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                   $1,198,956     $495,831
Less maximum sales charge (7)                                                              (22,181)      (9,173)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                               (3,357)      (2,231)
                                                                                        __________     ________
Net assets                                                                              $1,173,418     $484,427
                                                                                        ==========     ========

__________

See "Notes to Statements of Net Assets" on page 19.

Page 18


                       NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trusts are structured as either regulated investment companies ("RICs") or grantor trusts ("grantors"). Those structured as RICs intend to comply in their initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to RICs and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders. The Trusts structured as grantors intend to comply in their initial fiscal year as a grantor under federal tax laws. In grantors, investors are deemed for federal tax purposes, to own the underlying assets of the Trust directly and as such, all taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of July 9, 2020.

(2) An irrevocable letter of credit for approximately $5,850,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow (R) Target 5 Portfolio, 2nd Quarter 2019 Series; The Dow (R) Target Dividend Portfolio, 2nd Quarter 2019 Series; Global Target 15 Portfolio, 2nd Quarter 2019 Series; S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2019 Series; S&P Target 24 Portfolio, 2nd Quarter 2019 Series; S&P Target SMid 60 Portfolio, 2nd Quarter 2019 Series; Target Diversified Dividend Portfolio, 2nd Quarter 2019 Series; Target Global Dividend Leaders Portfolio, 2nd Quarter 2019 Series and Target Growth Portfolio, 2nd Quarter 2019 Series; approximately $300,000 has been allocated to Target Double Play Portfolio, 2nd Quarter 2019 Series; approximately $350,000 has been allocated to Target Triad Portfolio, 2nd Quarter 2019 Series; approximately $650,000 has been allocated to Value Line (R) Target 25 Portfolio, 2nd Quarter 2019 Series; approximately $1,000,000 has been allocated to Target Focus Four Portfolio, 2nd Quarter 2019 Series; and approximately $1,750,000 has been allocated to Target VIP Portfolio, 2nd Quarter 2019 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The estimated organization costs range from $.0120 to $.0490 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on July 19, 2019 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2019. If Unit holders redeem Units before September 20, 2019 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

            The Dow (R) Target 5 Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                                Percentage
                                                                                of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                               Offering       of       Value per   Securities to
Name of Issuer of Securities (1)                                                Price          Shares   Share       the Trust (2)
________________________________                                                ____________   ______   _________   _____________
COMMON STOCKS (100%):
Communication Services (20%):
VZ        Verizon Communications Inc.                                            20%           556      $ 59.13     $ 32,876
Consumer Staples (40%):
KO        The Coca-Cola Company                                                  20%           706        46.55       32,864
WBA       Walgreens Boots Alliance, Inc.                                         20%           597        55.06       32,871
Health Care (40%):
MRK       Merck & Co., Inc.                                                      20%           406        80.95       32,866
PFE       Pfizer Inc.                                                            20%           762        43.14       32,873
                                                                                ____                                ________
               Total Investments                                                100%                                $164,350
                                                                                ====                                ========
___________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

        The Dow (R) Target Dividend Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                                Percentage
                                                                                of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                               Offering       of       Value per   Securities to
Name of Issuer of Securities (1)                                                Price          Shares   Share       the Trust (2)
________________________________                                                ____________   ______   _________   _____________
COMMON STOCKS (100%):
Consumer Discretionary (10%):
GM        General Motors Company                                                  5%           220      $ 39.06     $  8,593
M         Macy's, Inc.                                                            5%           335        25.66        8,596
Energy (15%):
CVX       Chevron Corporation                                                     5%            68       126.68        8,614
HFC       HollyFrontier Corporation                                               5%           175        49.18        8,606
OXY       Occidental Petroleum Corporation                                        5%           126        68.37        8,615
Financials (50%):
BBT       BB&T Corporation                                                        5%           177        48.54        8,592
FNB       F.N.B. Corporation                                                      5%           758        11.34        8,596
KEY       KeyCorp                                                                 5%           520        16.53        8,596
NYCB      New York Community Bancorp, Inc.                                        5%           726        11.84        8,596
PACW      PacWest Bancorp                                                         5%           216        39.78        8,592
PBCT      People's United Financial, Inc.                                         5%           509        16.89        8,597
PRU       Prudential Financial, Inc.                                              5%            87        98.89        8,603
TRMK      Trustmark Corporation                                                   5%           246        34.92        8,590
UBSI      United Bankshares, Inc.                                                 5%           226        38.02        8,593
VLY       Valley National Bancorp                                                 5%           846        10.16        8,595
Information Technology (5%):
WDC       Western Digital Corporation                                             5%           167        51.59        8,616
Materials (10%):
UFS       Domtar Corporation                                                      5%           173        49.59        8,579
HUN       Huntsman Corporation                                                    5%           356        24.13        8,590
Utilities (10%):
NWE       NorthWestern Corporation                                                5%           123        69.95        8,604
PPL       PPL Corporation                                                         5%           269        31.93        8,589
                                                                                ____                                ________
               Total Investments                                                100%                                $171,952
                                                                                ====                                ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

              Global Target 15 Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                                Percentage
                                                                                of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                               Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(4)                                             Price          Shares   Share       the Trust (2)
___________________________________                                             ____________   ______   _________   _____________
COMMON STOCKS (100.00%):
China (33.35%):
3988 HK       Bank of China Ltd. #                                                6.67%        23,260   $ 0.48      $ 11,174
3328 HK       Bank of Communications Co., Ltd. (Class H) #                        6.67%        13,246     0.84        11,175
939 HK        China Construction Bank Corporation (Class H) #                     6.67%        12,509     0.89        11,174
386 HK        China Petroleum & Chemical Corporation (Sinopec)
              (Class H) #                                                         6.67%        13,831     0.81        11,174
1398 HK       Industrial and Commercial Bank of China Limited (Class H) #         6.67%        14,713     0.76        11,175
United Kingdom (33.33%):
BT/A LN       BT Group Plc #                                                      6.66%         3,826     2.92        11,173
ITV LN        ITV Plc #                                                           6.67%         6,407     1.74        11,174
EMG LN        Man Group Plc #                                                     6.67%         6,060     1.84        11,174
SLA LN        Standard Life Aberdeen Plc #                                        6.67%         3,053     3.66        11,175
VOD LN        Vodafone Group Plc #                                                6.66%         6,085     1.84        11,173
United States (33.32%):
KO            The Coca-Cola Company                                               6.66%           240    46.55        11,172
MRK           Merck & Co., Inc.                                                   6.66%           138    80.95        11,171
PFE           Pfizer Inc.                                                         6.66%           259    43.14        11,173
VZ            Verizon Communications Inc.                                         6.67%           189    59.13        11,176
WBA           Walgreens Boots Alliance, Inc.                                      6.67%           203    55.06        11,177
                                                                                _______                             ________
                      Total Investments                                         100.00%                             $167,610
                                                                                =======                             ========
_____________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

     S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                                Percentage
                                                                                of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                               Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares   Share       the Trust (2)
___________________________________                                             ____________   ______   _________   _____________
COMMON STOCKS (100%):
Communication Services (4%):
T         AT&T Inc.                                                               4%           165      $ 32.39     $  5,344
Consumer Discretionary (12%):
LEG       Leggett & Platt, Incorporated                                           4%           125        42.96        5,370
TGT       Target Corporation                                                      4%            65        81.93        5,325
VFC       V.F. Corporation                                                        4%            60        89.83        5,390
Consumer Staples (20%):
ADM       Archer-Daniels-Midland Company                                          4%           124        43.09        5,343
HRL       Hormel Foods Corporation                                                4%           127        42.32        5,375
PEP       PepsiCo, Inc.                                                           4%            44       122.00        5,368
PG        The Procter & Gamble Company                                            4%            51       104.97        5,354
WBA       Walgreens Boots Alliance, Inc.                                          4%            97        55.06        5,341
Energy (8%):
CVX       Chevron Corporation                                                     4%            42       126.68        5,321
XOM       Exxon Mobil Corporation                                                 4%            65        83.00        5,395
Financials (16%):
AFL       Aflac Incorporated                                                      4%           109        49.12        5,354
BEN       Franklin Resources, Inc.                                                4%           152        35.25        5,358
PBCT      People's United Financial, Inc.                                         4%           317        16.89        5,354
TROW      T. Rowe Price Group, Inc.                                               4%            51       104.50        5,330
Health Care (4%):
JNJ       Johnson & Johnson                                                       4%            39       136.14        5,309
Industrials (20%):
AOS       A.O. Smith Corporation                                                  4%            97        55.22        5,356
CAT       Caterpillar Inc.                                                        4%            38       139.82        5,313
EMR       Emerson Electric Co.                                                    4%            75        71.71        5,378
GD        General Dynamics Corporation                                            4%            31       172.30        5,341
ITW       Illinois Tool Works Inc.                                                4%            35       153.91        5,387
Materials (16%):
APD       Air Products and Chemicals, Inc.                                        4%            28       193.03        5,405
LIN       Linde Plc +                                                             4%            29       184.84        5,360
NUE       Nucor Corporation                                                       4%            89        60.48        5,383
PPG       PPG Industries, Inc.                                                    4%            47       114.40        5,377
                                                                                ____                                ________
               Total Investments                                                100%                                $133,931
                                                                                ====                                ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

               S&P Target 24 Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                                Percentage
                                                                                of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                               Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares   Share       the Trust (2)
___________________________________                                             ____________   ______   _________   _____________
COMMON STOCKS (100.00%):
Communication Services (9.42%):
GOOGL     Alphabet Inc. (Class A) *                                               5.97%          8      $ 1,208.28  $  9,666
CMCSA     Comcast Corporation (Class A)                                           2.97%        118           40.71     4,804
EA        Electronic Arts Inc. *                                                  0.48%          8           97.95       784
Consumer Discretionary (11.81%):
AZO       AutoZone, Inc. *                                                        1.95%          3        1,052.54     3,158
ORLY      O'Reilly Automotive, Inc. *                                             2.48%         10          401.99     4,020
SBUX      Starbucks Corporation                                                   7.38%        159           75.20    11,957
Consumer Staples (8.71%):
EL        The Estee Lauder Companies Inc.                                         1.42%         14          164.82     2,307
KR        The Kroger Co.                                                          0.74%         50           23.86     1,193
PEP       PepsiCo, Inc.                                                           6.55%         87          122.00    10,614
Energy (5.93%):
COG       Cabot Oil & Gas Corporation                                             0.66%         40           26.82     1,073
COP       ConocoPhillips                                                          4.44%        108           66.55     7,187
DVN       Devon Energy Corporation                                                0.83%         42           32.03     1,345
Financials (13.86%):
AON       Aon Plc +                                                               6.93%         65          172.79    11,231
DFS       Discover Financial Services                                             4.06%         88           74.81     6,583
MSCI      MSCI Inc.                                                               2.87%         22          211.00     4,642
Health Care (15.90%):
AMGN      Amgen Inc.                                                             10.70%         89          194.88    17,344
BAX       Baxter International Inc.                                               3.64%         74           79.66     5,895
WAT       Waters Corporation *                                                    1.56%         10          253.15     2,531
Industrials (10.71%):
CPRT      Copart, Inc. *                                                          1.88%         47           64.64     3,038
CSX       CSX Corporation                                                         7.79%        167           75.62    12,629
RHI       Robert Half International Inc.                                          1.04%         25           67.14     1,679
Information Technology (23.66%):
FISV      Fiserv, Inc. *                                                          1.53%         28           88.33     2,473
MA        Mastercard Incorporated                                                10.35%         71          236.27    16,775
V         Visa Inc. (Class A)                                                    11.78%        121          157.75    19,088
                                                                                _______                             ________
               Total Investments                                                100.00%                             $162,016
                                                                                =======                             ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

             S&P Target SMid 60 Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                       Percentage
                                                                       of Aggregate    Number     Market        Cost of
Ticker Symbol and                                                      Offering        of         Value per     Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares     Share         the Trust (2)
___________________________________                                    ____________    ______     _________     _____________
COMMON STOCKS (100.00%):
Communication Services (2.22%):
FTR       Frontier Communications Corporation *                            1.11%          767     $   2.32       $  1,780
GCI       Gannett Co., Inc.                                                1.11%          176        10.11          1,779
Consumer Discretionary (15.56%):
BBBY      Bed Bath & Beyond Inc.                                           2.22%          191        18.62          3,556
DDS       Dillard's, Inc. (Class A)                                        2.22%           47        75.67          3,557
GPI       Group 1 Automotive, Inc.                                         1.12%           26        68.78          1,788
ISCA      International Speedway Corporation                               2.21%           81        43.70          3,540
JCP       J.C. Penney Company, Inc. *                                      1.11%        1,235         1.44          1,778
MDC       M.D.C. Holdings, Inc.                                            1.12%           58        30.91          1,793
MHO       M/I Homes, Inc. *                                                1.11%           64        27.66          1,770
MTH       Meritage Homes Corporation *                                     1.12%           37        48.27          1,786
TPH       TRI Pointe Group, Inc. *                                         2.22%          258        13.79          3,558
WLH       William Lyon Homes (Class A) *                                   1.11%          108        16.40          1,771
Consumer Staples (2.21%):
EPC       Edgewell Personal Care Company *                                 2.21%           79        44.89          3,546
Energy (34.46%):
BCEI      Bonanza Creek Energy, Inc. *                                     1.11%           75        23.69          1,777
CPE       Callon Petroleum Company *                                       2.22%          457         7.79          3,560
CRZO      Carrizo Oil & Gas, Inc. *                                        1.11%          132        13.45          1,775
CNX       CNX Resources Corporation *                                      2.22%          331        10.76          3,562
DNR       Denbury Resources Inc. *                                         1.11%          706         2.52          1,779
ERA       Era Group Inc. *                                                 1.12%          150        11.90          1,785
GPOR      Gulfport Energy Corporation *                                    1.11%          224         7.95          1,781
HLX       Helix Energy Solutions Group, Inc. *                             1.11%          214         8.30          1,776
HPR       HighPoint Resources Corporation *                                1.11%          684         2.60          1,778
MTDR      Matador Resources Company *                                      2.22%          178        19.94          3,549
MUR       Murphy Oil Corporation                                           2.23%          123        28.99          3,566
NBR       Nabors Industries Ltd. +                                         1.11%          452         3.94          1,781
OIS       Oil States International, Inc. *                                 1.11%           95        18.67          1,774
PTEN      Patterson-UTI Energy, Inc.                                       2.22%          232        15.32          3,554
PDCE      PDC Energy, Inc. *                                               1.12%           41        43.87          1,799
REGI      Renewable Energy Group, Inc. *                                   1.11%           78        22.72          1,772
SM        SM Energy Company                                                2.22%          195        18.25          3,559
SWN       Southwestern Energy Company *                                    2.22%          746         4.77          3,558
SRCI      SRC Energy Inc. *                                                1.11%          292         6.09          1,778
WLL       Whiting Petroleum Corporation *                                  1.12%           60        29.77          1,786
INT       World Fuel Services Corporation                                  2.23%          114        31.28          3,566
WPX       WPX Energy, Inc. *                                               2.22%          260        13.69          3,559

                       Schedule of Investments (cont'd.)

             S&P Target SMid 60 Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                       Percentage
                                                                       of Aggregate    Number     Market        Cost of
Ticker Symbol and                                                      Offering        of         Value per     Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares     Share         the Trust (2)
___________________________________                                    ____________    ______     _________     _____________
Financials (14.46%):
AMBC     Ambac Financial Group, Inc. *                                     1.11%           97     $  18.30       $  1,775
OZK      Bank OZK                                                          2.23%          116        30.73          3,565
BHF      Brighthouse Financial, Inc. *                                     2.22%           92        38.71          3,561
ECPG     Encore Capital Group, Inc. *                                      1.11%           61        29.23          1,783
NAVI     Navient Corporation                                               2.22%          290        12.26          3,555
OFG      OFG Bancorp                                                       1.11%           89        19.94          1,775
STL      Sterling Bancorp                                                  2.22%          177        20.08          3,554
SF       Stifel Financial Corp.                                            2.24%           62        57.72          3,579
Health Care (1.11%):
IVC      Invacare Corporation                                              1.11%          235         7.59          1,784
Industrials (7.78%):
AAWW     Atlas Air Worldwide Holdings, Inc. *                              1.10%           35        50.49          1,767
CFX      Colfax Corporation *                                              2.22%          116        30.59          3,549
DNOW     NOW Inc. *                                                        2.22%          238        14.93          3,553
R        Ryder System, Inc.                                                2.24%           55        65.12          3,582
Information Technology (8.87%):
ARW      Arrow Electronics, Inc. *                                         2.23%           43        83.06          3,572
BHE      Benchmark Electronics, Inc.                                       1.11%           62        28.55          1,770
FSLR     First Solar, Inc. *                                               2.21%           62        57.08          3,539
TECD     Tech Data Corporation *                                           2.21%           33       107.04          3,532
TTMI     TTM Technologies, Inc. *                                          1.11%          140        12.73          1,782
Materials (7.78%):
UFS      Domtar Corporation                                                2.23%           72        49.59          3,571
RS       Reliance Steel & Aluminum Co.                                     2.22%           38        93.49          3,553
TMST     TimkenSteel Corporation *                                         1.11%          151        11.80          1,782
X        United States Steel Corporation                                   2.22%          180        19.74          3,553
Real Estate (5.55%):
FSP      Franklin Street Properties Corp. (5)                              1.11%          240         7.41          1,778
CLI      Mack-Cali Realty Corporation (5)                                  2.22%          159        22.40          3,562
SBRA     Sabra Health Care REIT, Inc. (5)                                  2.22%          184        19.30          3,551
                                                                         _______                                 ________
              Total Investments                                          100.00%                                 $160,103
                                                                         =======                                 ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

        Target Diversified Dividend Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                       Percentage
                                                                       of Aggregate    Number     Market        Cost of
Ticker Symbol and                                                      Offering        of         Value per     Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares     Share         the Trust (2)
___________________________________                                    ____________    ______     _________     _____________
COMMON STOCKS (100.00%):
Communication Services (10.00%):
T           AT&T Inc.                                                      2.50%          131     $  32.39       $  4,243
IPG         The Interpublic Group of Companies, Inc.                       2.50%          197        21.52          4,239
MDP         Meredith Corporation                                           2.50%           74        57.14          4,228
NEWM        New Media Investment Group Inc.                                2.50%          386        10.98          4,238
Consumer Discretionary (10.00%):
GT          The Goodyear Tire & Rubber Company                             2.50%          219        19.37          4,242
PAG         Penske Automotive Group, Inc.                                  2.50%           94        45.12          4,241
SIG         Signet Jewelers Limited +                                      2.50%          163        25.96          4,232
SAH         Sonic Automotive, Inc.                                         2.50%          275        15.42          4,241
Consumer Staples (9.99%):
BGS         B&G Foods, Inc.                                                2.50%          177        23.95          4,239
SPTN        SpartanNash Company                                            2.50%          257        16.46          4,230
UVV         Universal Corporation                                          2.50%           74        57.12          4,227
WMK         Weis Markets, Inc.                                             2.49%          103        40.98          4,221
Energy (10.00%):
MPC         Marathon Petroleum Corporation                                 2.51%           67        63.36          4,245
PSX         Phillips 66                                                    2.50%           43        98.30          4,227
SEMG        SemGroup Corporation                                           2.50%          273        15.49          4,229
VLO         Valero Energy Corporation                                      2.49%           49        86.20          4,224
Financials (10.00%):
CFG         Citizens Financial Group, Inc.                                 2.50%          122        34.67          4,230
AGM         Federal Agricultural Mortgage Corporation                      2.50%           56        75.56          4,231
PFG         Principal Financial Group, Inc.                                2.49%           79        53.32          4,212
PRU         Prudential Financial, Inc.                                     2.51%           43        98.89          4,252
Health Care (10.00%):
CAH         Cardinal Health, Inc.                                          2.50%           89        47.55          4,232
CVS         CVS Health Corporation                                         2.49%           78        54.15          4,224
GILD        Gilead Sciences, Inc.                                          2.51%           63        67.38          4,245
PDCO        Patterson Companies, Inc.                                      2.50%          190        22.27          4,231
Industrials (9.99%):
AYR         Aircastle Limited +                                            2.50%          209        20.24          4,230
GBX         The Greenbrier Companies, Inc.                                 2.49%          130        32.50          4,225
R           Ryder System, Inc.                                             2.50%           65        65.12          4,233
TRN         Trinity Industries, Inc.                                       2.50%          184        23.00          4,232

                       Schedule of Investments (cont'd.)

        Target Diversified Dividend Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                       Percentage
                                                                       of Aggregate    Number     Market        Cost of
Ticker Symbol and                                                      Offering        of         Value per     Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares     Share         the Trust (2)
___________________________________                                    ____________    ______     _________     _____________
Information Technology (10.00%):
AVX         AVX Corporation                                                2.50%          229     $  18.52       $  4,241
HPE         Hewlett Packard Enterprise Company                             2.50%          262        16.19          4,242
HPQ         HP Inc.                                                        2.50%          212        19.94          4,227
JNPR        Juniper Networks, Inc.                                         2.50%          155        27.34          4,238
Materials (9.99%):
EMN         Eastman Chemical Company                                       2.51%           52        81.81          4,254
KRO         Kronos Worldwide, Inc.                                         2.50%          290        14.60          4,234
LYB         LyondellBasell Industries N.V. +                               2.48%           46        91.33          4,201
WRK         WestRock Company                                               2.50%          107        39.56          4,233
Utilities (10.03%):
AGR         Avangrid, Inc.                                                 2.51%           84        50.53          4,245
DUK         Duke Energy Corporation                                        2.50%           47        90.11          4,235
FTS         Fortis Inc. +                                                  2.51%          114        37.26          4,248
PPL         PPL Corporation                                                2.51%          133        31.93          4,247
                                                                         _______                                 ________
            Total Investments                                            100.00%                                 $169,368
                                                                         =======                                 ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

             Target Double Play Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                       Percentage
                                                                       of Aggregate    Number     Market        Cost of
Ticker Symbol and                                                      Offering        of         Value per     Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares     Share         the Trust (2)
___________________________________                                    ____________    ______     _________     _____________
COMMON STOCKS (100.00%):
Communication Services (1.00%):
CABO      Cable One, Inc.                                                  0.50%            1     $1,011.19      $  1,011
SHEN      Shenandoah Telecommunications Company                            0.50%           23         43.93         1,010
Consumer Discretionary (12.27%):
AZO       AutoZone, Inc. *                                                 1.04%            2      1,052.54         2,105
DG        Dollar General Corporation                                       1.27%           21        122.30         2,568
GRMN      Garmin Ltd. +                                                    0.66%           15         89.10         1,337
GM        General Motors Company                                           2.50%          129         39.06         5,039
GIL       Gildan Activewear Inc. +                                         0.51%           28         36.63         1,026
M         Macy's, Inc.                                                     2.49%          196         25.66         5,029
SBUX      Starbucks Corporation                                            3.80%          102         75.20         7,670
Consumer Staples (11.08%):
IPAR      Inter Parfums, Inc.                                              0.53%           14         76.89         1,077
PG        The Procter & Gamble Company                                    10.55%          203        104.97        21,309
Energy (7.53%):
CVX       Chevron Corporation                                              2.51%           40        126.68         5,067
HFC       HollyFrontier Corporation                                        2.51%          103         49.18         5,066
OXY       Occidental Petroleum Corporation                                 2.51%           74         68.37         5,059
Financials (24.98%):
BBT       BB&T Corporation                                                 2.50%          104         48.54         5,048
FNB       F.N.B. Corporation                                               2.50%          445         11.34         5,046
KEY       KeyCorp                                                          2.50%          305         16.53         5,042
NYCB      New York Community Bancorp, Inc.                                 2.50%          426         11.84         5,044
PACW      PacWest Bancorp                                                  2.50%          127         39.78         5,052
PBCT      People's United Financial, Inc.                                  2.49%          298         16.89         5,033
PRU       Prudential Financial, Inc.                                       2.50%           51         98.89         5,043
TRMK      Trustmark Corporation                                            2.49%          144         34.92         5,029
UBSI      United Bankshares, Inc.                                          2.50%          133         38.02         5,057
VLY       Valley National Bancorp                                          2.50%          496         10.16         5,039
Health Care (15.78%):
LLY       Eli Lilly and Company                                            5.35%           85        127.16        10,809
HCA       HCA Healthcare, Inc.                                             1.89%           29        131.84         3,823
MRK       Merck & Co., Inc.                                                8.54%          213         80.95        17,242
Industrials (1.77%):
WM        Waste Management, Inc.                                           1.77%           35        102.09         3,573

                       Schedule of Investments (cont'd.)

             Target Double Play Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                       Percentage
                                                                       of Aggregate    Number     Market        Cost of
Ticker Symbol and                                                      Offering        of         Value per     Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares     Share         the Trust (2)
___________________________________                                    ____________    ______     _________     _____________
Information Technology (10.32%):
BAH       Booz Allen Hamilton Holding Corporation                          0.52%           18     $  58.34       $  1,050
CDNS      Cadence Design Systems, Inc. *                                   0.73%           23        63.98          1,472
CIEN      Ciena Corporation *                                              0.52%           28        37.24          1,043
EPAM      EPAM Systems, Inc. *                                             0.50%            6       169.27          1,016
FICO      Fair Isaac Corporation *                                         0.55%            4       275.45          1,102
INTU      Intuit Inc.                                                      2.71%           21       260.76          5,476
VRSN      VeriSign, Inc. *                                                 0.94%           10       189.77          1,898
WDC       Western Digital Corporation                                      2.50%           98        51.59          5,056
XLNX      Xilinx, Inc.                                                     1.35%           21       129.90          2,728
Materials (5.78%):
BLL       Ball Corporation                                                 0.78%           27        58.20          1,571
UFS       Domtar Corporation                                               2.50%          102        49.59          5,058
HUN       Huntsman Corporation                                             2.50%          209        24.13          5,043
Real Estate (3.50%):
AMT       American Tower Corporation (5)                                   3.50%           36       196.22          7,064
Utilities (5.99%):
BKH       Black Hills Corporation                                          0.50%           14        72.65          1,017
CWT       California Water Service Group                                   0.50%           20        50.93          1,019
NWE       NorthWestern Corporation                                         2.49%           72        69.95          5,036
PPL       PPL Corporation                                                  2.50%          158        31.93          5,045
                                                                         _______                                 ________
               Total Investments                                         100.00%                                 $201,947
                                                                         =======                                 ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

              Target Focus Four Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                        Percentage
                                                                        of Aggregate     Number       Market       Cost of
Ticker Symbol and                                                       Offering         of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                     Price            Shares       Share        the Trust (2)
___________________________________                                     ____________     ______       _________    _____________
COMMON STOCKS (100.00%):
Communication Services (2.46%):
CABO      Cable One, Inc.                                               0.30%             1         $ 1,011.19       $ 1,011
CHL       China Mobile Limited (ADR) +                                  0.40%            27              49.90         1,347
CHU       China Unicom (Hong Kong) Limited (ADR) +                      0.40%           105              12.83         1,347
FTR       Frontier Communications Corporation *                         0.33%           483               2.32         1,121
GCI       Gannett Co., Inc.                                             0.33%           111              10.11         1,122
ORAN      Orange (ADR) +                                                0.40%            81              16.70         1,353
SHEN      Shenandoah Telecommunications Company                         0.30%            23              43.93         1,010
Consumer Discretionary (13.63%):
AZO       AutoZone, Inc. *                                              0.63%             2           1,052.54         2,105
BBBY      Bed Bath & Beyond Inc.                                        0.67%           121              18.62         2,253
DDS       Dillard's, Inc. (Class A)                                     0.67%            30              75.67         2,270
DG        Dollar General Corporation                                    0.76%            21             122.30         2,568
FCAU      Fiat Chrysler Automobiles N.V. +*                             0.40%            85              15.78         1,341
GRMN      Garmin Ltd. +                                                 0.40%            15              89.10         1,337
GM        General Motors Company                                        1.50%           129              39.06         5,039
GIL       Gildan Activewear Inc. +                                      0.30%            28              36.63         1,026
GPI       Group 1 Automotive, Inc.                                      0.33%            16              68.78         1,100
HMC       Honda Motor Co., Ltd. (ADR) +                                 0.40%            48              28.24         1,356
ISCA      International Speedway Corporation                            0.66%            51              43.70         2,229
JCP       J.C. Penney Company, Inc. *                                   0.33%           779               1.44         1,122
MDC       M.D.C. Holdings, Inc.                                         0.33%            36              30.91         1,113
MHO       M/I Homes, Inc. *                                             0.34%            41              27.66         1,134
M         Macy's, Inc.                                                  1.50%           197              25.66         5,055
MGA       Magna International Inc. (Class A) +                          0.40%            25              53.34         1,334
MTH       Meritage Homes Corporation *                                  0.33%            23              48.27         1,110
SBUX      Starbucks Corporation                                         2.28%           102              75.20         7,670
TM        Toyota Motor Corporation (ADR) +                              0.40%            11             122.24         1,345
TPH       TRI Pointe Group, Inc. *                                      0.67%           163              13.79         2,248
WLH       William Lyon Homes (Class A) *                                0.33%            68              16.40         1,115
Consumer Staples (7.72%):
BTI       British American Tobacco Plc (ADR) +                          0.40%            33              40.72         1,344
EPC       Edgewell Personal Care Company *                              0.67%            50              44.89         2,244
IPAR      Inter Parfums, Inc.                                           0.32%            14              76.89         1,076
PG        The Procter & Gamble Company                                  6.33%           203             104.97        21,309

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                        Percentage
                                                                        of Aggregate   Number        Market       Cost of
Ticker Symbol and                                                       Offering       of            Value per    Securities to
Name of Issuer of Securities (1)(3)                                     Price          Shares        Share        the Trust (2)
___________________________________                                     ____________   ______        _________    _____________
Energy (16.84%):
BCEI      Bonanza Creek Energy, Inc. *                                  0.33%            47         $ 23.69       $ 1,113
CPE       Callon Petroleum Company *                                    0.67%           288            7.79         2,244
CNQ       Canadian Natural Resources Limited +                          0.40%            46           29.24         1,345
CRZO      Carrizo Oil & Gas, Inc. *                                     0.33%            83           13.45         1,116
CVX       Chevron Corporation                                           1.51%            40          126.68         5,067
CEO       CNOOC Limited (ADR) +                                         0.40%             7          190.54         1,334
CNX       CNX Resources Corporation *                                   0.66%           208           10.76         2,238
DNR       Denbury Resources Inc. *                                      0.33%           445            2.52         1,121
E         Eni SpA (ADR) +                                               0.40%            38           35.53         1,350
ERA       Era Group Inc. *                                              0.33%            94           11.90         1,119
GPOR      Gulfport Energy Corporation *                                 0.33%           141            7.95         1,121
HLX       Helix Energy Solutions Group, Inc. *                          0.33%           135            8.30         1,121
HPR       HighPoint Resources Corporation *                             0.33%           431            2.60         1,121
HFC       HollyFrontier Corporation                                     1.50%           103           49.18         5,066
MTDR      Matador Resources Company *                                   0.67%           113           19.94         2,253
MUR       Murphy Oil Corporation                                        0.66%            77           28.99         2,232
NBR       Nabors Industries Ltd. +                                      0.33%           285            3.94         1,123
OXY       Occidental Petroleum Corporation                              1.50%            74           68.37         5,059
OIS       Oil States International, Inc. *                              0.33%            60           18.67         1,120
PTEN      Patterson-UTI Energy, Inc.                                    0.66%           146           15.32         2,237
PDCE      PDC Energy, Inc. *                                            0.34%            26           43.87         1,141
REGI      Renewable Energy Group, Inc. *                                0.33%            49           22.72         1,113
RDS/A     Royal Dutch Shell Plc (ADR) +                                 0.41%            21           65.30         1,371
SM        SM Energy Company                                             0.67%           123           18.25         2,245
SWN       Southwestern Energy Company *                                 0.67%           470            4.77         2,242
SRCI      SRC Energy Inc. *                                             0.33%           184            6.09         1,121
TOT       Total S.A. (ADR) +                                            0.41%            24           57.06         1,369
WLL       Whiting Petroleum Corporation *                               0.34%            38           29.77         1,131
INT       World Fuel Services Corporation                               0.67%            72           31.28         2,252
WPX       WPX Energy, Inc. *                                            0.67%           164           13.69         2,245
Financials (22.54%):
AMBC      Ambac Financial Group, Inc. *                                 0.33%            61           18.30         1,116
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                 0.40%           222            6.05         1,343
SAN       Banco Santander S.A. (ADR) +                                  0.40%           273            4.93         1,346
OZK       Bank OZK                                                      0.67%            73           30.73         2,243
BCS       Barclays Plc (ADR) +                                          0.40%           159            8.44         1,342

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                        Percentage
                                                                        of Aggregate     Number      Market       Cost of
Ticker Symbol and                                                       Offering         of          Value per    Securities to
Name of Issuer of Securities (1)(3)                                     Price            Shares      Share        the Trust (2)
___________________________________                                     ____________     ______      _________    _____________
Financials (cont'd.):
BBT       BB&T Corporation                                              1.50%           104         $ 48.54       $ 5,048
BHF       Brighthouse Financial, Inc. *                                 0.67%            58           38.71         2,245
ECPG      Encore Capital Group, Inc. *                                  0.33%            38           29.23         1,111
FNB       F.N.B. Corporation                                            1.50%           445           11.34         5,046
ING       ING Groep N.V. (ADR) +                                        0.40%           105           12.81         1,345
KEY       KeyCorp                                                       1.50%           305           16.53         5,042
LYG       Lloyds Banking Group Plc (ADR) +                              0.40%           414            3.25         1,346
MUFG      Mitsubishi UFJ Financial Group, Inc. (ADR) +                  0.40%           263            5.11         1,344
MFG       Mizuho Financial Group, Inc. (ADR) +                          0.40%           427            3.15         1,345
NAVI      Navient Corporation                                           0.67%           183           12.26         2,244
NYCB      New York Community Bancorp, Inc.                              1.50%           426           11.84         5,044
OFG       OFG Bancorp                                                   0.33%            56           19.94         1,117
PACW      PacWest Bancorp                                               1.50%           127           39.78         5,052
PBCT      People's United Financial, Inc.                               1.50%           299           16.89         5,050
PRU       Prudential Financial, Inc.                                    1.50%            51           98.89         5,043
STL       Sterling Bancorp                                              0.67%           112           20.08         2,249
SF        Stifel Financial Corp.                                        0.67%            39           57.72         2,251
SMFG      Sumitomo Mitsui Financial Group, Inc. (ADR) +                 0.40%           186            7.25         1,348
TRMK      Trustmark Corporation                                         1.50%           145           34.92         5,063
UBSI      United Bankshares, Inc.                                       1.50%           133           38.02         5,057
VLY       Valley National Bancorp                                       1.50%           497           10.16         5,050
Health Care (9.80%):
LLY       Eli Lilly and Company                                         3.21%            85          127.16        10,809
HCA       HCA Healthcare, Inc.                                          1.14%            29          131.84         3,823
IVC       Invacare Corporation                                          0.33%           148            7.59         1,123
MRK       Merck & Co., Inc.                                             5.12%           213           80.95        17,242
Industrials (3.40%):
AAWW      Atlas Air Worldwide Holdings, Inc. *                          0.33%            22           50.49         1,111
CFX       Colfax Corporation *                                          0.66%            73           30.59         2,233
DNOW      NOW Inc. *                                                    0.67%           150           14.93         2,239
R         Ryder System, Inc.                                            0.68%            35           65.12         2,279
WM        Waste Management, Inc.                                        1.06%            35          102.09         3,573
Information Technology (8.85%):
ARW       Arrow Electronics, Inc. *                                     0.67%            27           83.06         2,243
BHE       Benchmark Electronics, Inc.                                   0.33%            39           28.55         1,113
BAH       Booz Allen Hamilton Holding Corporation                       0.31%            18           58.34         1,050

                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                       Percentage
                                                                       of Aggregate     Number      Market       Cost of
Ticker Symbol and                                                      Offering         of          Value per    Securities to
Name of Issuer of Securities (1)(3)                                    Price            Shares      Share        the Trust (2)
___________________________________                                    ____________     ______      _________    _____________
Information Technology (cont'd.):
CDNS      Cadence Design Systems, Inc. *                                0.44%            23         $ 63.98       $ 1,472
CIEN      Ciena Corporation *                                           0.31%            28           37.24         1,043
EPAM      EPAM Systems, Inc. *                                          0.30%             6          169.27         1,016
FICO      Fair Isaac Corporation *                                      0.33%             4          275.45         1,102
FSLR      First Solar, Inc. *                                           0.66%            39           57.08         2,226
INTU      Intuit Inc.                                                   1.63%            21          260.76         5,476
TECD      Tech Data Corporation *                                       0.67%            21          107.04         2,248
TTMI      TTM Technologies, Inc. *                                      0.33%            88           12.73         1,120
VRSN      VeriSign, Inc. *                                              0.56%            10          189.77         1,898
WDC       Western Digital Corporation                                   1.50%            98           51.59         5,056
XLNX      Xilinx, Inc.                                                  0.81%            21          129.90         2,728
Materials (6.60%):
MT        ArcelorMittal (ADR) +                                         0.40%            60           22.46         1,348
BLL       Ball Corporation                                              0.47%            27           58.20         1,571
UFS       Domtar Corporation                                            2.16%           147           49.59         7,290
HUN       Huntsman Corporation                                          1.50%           209           24.13         5,043
PKX       POSCO (ADR) +                                                 0.40%            22           60.79         1,337
RS        Reliance Steel & Aluminum Co.                                 0.67%            24           93.49         2,244
TMST      TimkenSteel Corporation *                                     0.33%            95           11.80         1,121
X         United States Steel Corporation                               0.67%           114           19.74         2,250
Real Estate (3.76%):
AMT       American Tower Corporation (5)                                2.10%            36          196.22         7,064
FSP       Franklin Street Properties Corp. (5)                          0.33%           151            7.41         1,119
CLI       Mack-Cali Realty Corporation (5)                              0.67%           100           22.40         2,240
SBRA      Sabra Health Care REIT, Inc. (5)                              0.66%           116           19.30         2,239
Utilities (4.40%):
BKH       Black Hills Corporation                                       0.30%            14           72.65         1,017
CWT       California Water Service Group                                0.30%            20           50.93         1,019
KEP       Korea Electric Power Corporation (ADR) +                      0.40%           106           12.68         1,344
NGG       National Grid Plc (ADR) +                                     0.40%            25           54.45         1,361
NWE       NorthWestern Corporation                                      1.50%            72           69.95         5,036
PPL       PPL Corporation                                               1.50%           158           31.93         5,045
                                                                      _______                                    ________
               Total Investments                                      100.00%                                    $336,625
                                                                      =======                                    ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

       Target Global Dividend Leaders Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                       Percentage
                                                                       of Aggregate    Number       Market      Cost of
Ticker Symbol and                                                      Offering        of           Value per   Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares       Share       the Trust (2)
___________________________________                                    ____________    ______       _________    _____________
COMMON STOCKS (100.00%):
Communication Services (12.03%):
T           AT&T Inc.                                                   2.01%           106         $ 32.39       $ 3,433
CHL         China Mobile Limited (ADR) +                                2.01%            69           49.90         3,443
MBT         Mobile TeleSystems PJSC (ADR) +                             2.00%           420            8.14         3,419
SKM         SK Telecom Co., Ltd. (ADR) +                                2.00%           143           23.97         3,428
VIV         Telefonica Brasil S.A. (ADR) +                              2.00%           264           12.94         3,416
VZ          Verizon Communications Inc.                                 2.01%            58           59.13         3,430
Consumer Discretionary (5.99%):
HRB         H&R Block, Inc.                                             2.00%           136           25.16         3,422
LB          L Brands, Inc.                                              1.99%           124           27.48         3,408
M           Macy's, Inc.                                                2.00%           133           25.66         3,413
Consumer Staples (4.00%):
BTI         British American Tobacco Plc (ADR) +                        2.00%            84           40.72         3,420
CCU         Compania Cervecerias Unidas S.A. (ADR) +                    2.00%           119           28.69         3,414
Energy (13.96%):
SNP         China Petroleum & Chemical Corporation (Sinopec)
             (ADR) +                                                    1.99%            42           81.05         3,404
CEO         CNOOC Limited (ADR) +                                       2.01%            18          190.54         3,430
CVI         CVR Energy, Inc.                                            1.99%            79           43.18         3,411
E           Eni SpA (ADR) +                                             1.99%            96           35.53         3,411
EQNR        Equinor ASA +                                               1.99%           148           23.03         3,408
XOM         Exxon Mobil Corporation                                     1.99%            41           83.00         3,403
OXY         Occidental Petroleum Corporation                            2.00%            50           68.37         3,418
Financials (7.00%):
ABR         Arbor Realty Trust, Inc. (5)                                1.00%           126           13.58         1,711
APAM        Artisan Partners Asset Management Inc.                      2.00%           127           26.90         3,416
CNS         Cohen & Steers, Inc.                                        2.00%            77           44.39         3,418
WDR         Waddell & Reed Financial, Inc.                              2.00%           188           18.20         3,422
Industrials (8.02%):
AYR         Aircastle Limited +                                         2.00%           169           20.24         3,421
CVA         Covanta Holding Corporation                                 2.00%           194           17.60         3,414
PCAR        PACCAR Inc                                                  2.02%            50           68.94         3,447
SSW         Seaspan Corporation +                                       2.00%           370            9.25         3,422
Information Technology (10.00%):
AUO         AU Optronics Corp. (ADR) +                                  2.00%           922            3.71         3,421
IBM         International Business Machines Corporation                 2.01%            24          143.39         3,441
MFGP        Micro Focus International Plc (ADR) +                       2.00%           133           25.65         3,411
STX         Seagate Technology Plc +                                    1.99%            69           49.37         3,407
WU          The Western Union Company                                   2.00%           176           19.48         3,428

                       Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                       Percentage
                                                                       of Aggregate   Number        Market      Cost of
Ticker Symbol and                                                      Offering       of            Value per   Securities to
Name of Issuer of Securities (1)(3)                                    Price          Shares        Share       the Trust (2)
___________________________________                                    ____________    ______       _________    _____________
Materials (14.01%):
BAK         Braskem S.A. (ADR) +                                        2.00%           136         $ 25.13       $ 3,418
IP          International Paper Company                                 1.99%            72           47.36         3,410
KRO         Kronos Worldwide, Inc.                                      2.00%           234           14.60         3,416
RIO         Rio Tinto Plc (ADR) +                                       2.01%            55           62.36         3,430
SWM         Schweitzer-Mauduit International, Inc.                      1.99%            89           38.21         3,401
SHI         Sinopec Shanghai Petrochemical Company Limited
            (ADR) +                                                     2.01%            68           50.51         3,435
TX          Ternium S.A. (ADR) +                                        2.01%           120           28.59         3,431
Real Estate (18.98%):
BDN         Brandywine Realty Trust (5)                                 1.00%           107           15.95         1,707
BRX         Brixmor Property Group Inc. (5)                             1.00%            95           18.04         1,714
CXW         CoreCivic, Inc. (5)                                         1.00%            84           20.31         1,706
EPR         EPR Properties (5)                                          1.01%            22           78.49         1,727
HCP         HCP, Inc. (5)                                               0.99%            55           30.92         1,701
HST         Host Hotels & Resorts, Inc. (5)                             1.00%            88           19.39         1,706
KIM         Kimco Realty Corporation (5)                                1.00%            93           18.30         1,702
LAMR        Lamar Advertising Company (5)                               0.99%            21           80.83         1,697
LXP         Lexington Realty Trust (5)                                  1.00%           185            9.24         1,709
LTC         LTC Properties, Inc. (5)                                    1.01%            38           45.25         1,719
MPW         Medical Properties Trust, Inc. (5)                          1.00%            92           18.62         1,713
OUT         OUTFRONT Media Inc. (5)                                     1.00%            72           23.82         1,715
PK          Park Hotels & Resorts Inc. (5)                              1.00%            53           32.18         1,706
PDM         Piedmont Office Realty Trust, Inc. (5)                      1.00%            82           20.90         1,714
RHP         Ryman Hospitality Properties, Inc. (5)                      0.98%            20           83.93         1,679
SBRA        Sabra Health Care REIT, Inc. (5)                            1.00%            89           19.30         1,718
SHO         Sunstone Hotel Investors, Inc. (5)                          1.00%           114           14.94         1,703
WRI         Weingarten Realty Investors (5)                             1.00%            58           29.57         1,715
XHR         Xenia Hotels & Resorts, Inc. (5)                            1.00%            77           22.20         1,709
Utilities (6.01%):
NGG         National Grid Plc (ADR) +                                   2.01%            63           54.45         3,430
PEGI        Pattern Energy Group Inc.                                   2.00%           154           22.22         3,422
PPL         PPL Corporation                                             2.00%           107           31.93         3,417
                                                                      _______                                    ________
                 Total Investments                                    100.00%                                    $170,980
                                                                      =======                                    ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                Target Growth Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


    At the Opening of Business on the Initial Date of Deposit-April 9, 2019



                                                                         Percentage       Number      Market        Cost of
Ticker Symbol and                                                        of Aggregate     of          Value per     Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares      Share         the Trust (2)
___________________________________                                      ______________   ______      _________     _____________
COMMON STOCKS (100.00%):
Communication Services (3.33%):
YNDX      Yandex N.V. (Class A) +*                                         3.33%          162         $   35.75     $  5,791
Consumer Discretionary (19.87%):
EBAY      eBay Inc.                                                        3.33%          153             37.81        5,785
HBI       Hanesbrands Inc.                                                 3.33%          316             18.34        5,795
NKE       NIKE, Inc. (Class B)                                             3.31%           68             84.73        5,762
NVR       NVR, Inc. *                                                      3.31%            2          2,881.27        5,763
ULTA      Ulta Beauty, Inc. *                                              3.26%           16            354.47        5,672
YUMC      Yum China Holdings Inc. +                                        3.33%          131             44.15        5,784
Consumer Staples (3.32%):
EL        The Estee Lauder Companies Inc.                                  3.32%           35            164.82        5,769
Financials (3.32%):
SPGI      S&P Global Inc.                                                  3.32%           27            213.65        5,769
Health Care (20.15%):
ALGN      Align Technology, Inc. *                                         3.37%           20            292.71        5,854
EXEL      Exelixis, Inc. *                                                 3.33%          237             24.45        5,795
IONS      Ionis Pharmaceuticals, Inc. *                                    3.32%           67             86.14        5,771
MTD       Mettler-Toledo International Inc. +*                             3.40%            8            738.37        5,907
SYK       Stryker Corporation                                              3.38%           30            195.74        5,872
WAT       Waters Corporation *                                             3.35%           23            253.15        5,822
Industrials (16.70%):
CPRT      Copart, Inc. *                                                   3.35%           90             64.64        5,818
GGG       Graco Inc.                                                       3.32%          110             52.48        5,773
ITW       Illinois Tool Works Inc.                                         3.36%           38            153.91        5,849
SPR       Spirit AeroSystems Holdings, Inc.                                3.33%           68             85.07        5,785
TTC       The Toro Company                                                 3.34%           82             70.92        5,815
Information Technology (19.96%):
AMD       Advanced Micro Devices, Inc. *                                   3.33%          203             28.53        5,792
KLAC      KLA-Tencor Corporation                                           3.30%           46            124.72        5,737
LRCX      Lam Research Corporation                                         3.34%           30            193.58        5,807
STX       Seagate Technology Plc +                                         3.32%          117             49.37        5,776
UBNT      Ubiquiti Networks, Inc.                                          3.36%           36            162.20        5,839
ZBRA      Zebra Technologies Corporation *                                 3.31%           26            221.44        5,757
Materials (10.02%):
AVY       Avery Dennison Corporation                                       3.34%           51            113.91        5,809
CC        The Chemours Company                                             3.34%          151             38.45        5,806
KL        Kirkland Lake Gold Ltd. +                                        3.34%          179             32.42        5,803
Utilities (3.33%):
AES       The AES Corporation                                              3.33%          322             17.99        5,793
                                                                         _______                                    ________
          Total Investments                                              100.00%                                    $173,870
                                                                         =======                                    ========

___________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                Target Triad Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                         Percentage
                                                                         of Aggregate     Number      Market        Cost of
Ticker Symbol and                                                        Offering         of          Value per     Securities to
Name of Issuer of Securities (1)(3)                                      Price            Shares      Share         the Trust (2)
_____________________________________                                    ____________     ______      _________     _____________
COMMON STOCKS (100.00%):
Communication Services (6.20%):
T         AT&T Inc.                                                        0.75%           67         $   32.39     $  2,170
CHL       China Mobile Limited (ADR) +                                     0.40%           23             49.90        1,148
CHU       China Unicom (Hong Kong) Limited (ADR) +                         0.40%           90             12.83        1,155
IPG       The Interpublic Group of Companies, Inc.                         0.75%          101             21.52        2,174
MDP       Meredith Corporation                                             0.75%           38             57.14        2,171
NEWM      New Media Investment Group Inc.                                  0.75%          198             10.98        2,174
ORAN      Orange (ADR) +                                                   0.40%           70             16.70        1,169
YNDX      Yandex N.V. (Class A) +*                                         2.00%          162             35.75        5,792
Consumer Discretionary (16.50%):
EBAY      eBay Inc.                                                        1.99%          153             37.81        5,785
FCAU      Fiat Chrysler Automobiles N.V. +*                                0.40%           74             15.78        1,168
GT        The Goodyear Tire & Rubber Company                               0.75%          112             19.37        2,169
HBI       Hanesbrands Inc.                                                 2.00%          316             18.34        5,795
HMC       Honda Motor Co., Ltd. (ADR) +                                    0.40%           41             28.24        1,158
MGA       Magna International Inc. (Class A) +                             0.40%           22             53.34        1,173
NKE       NIKE, Inc. (Class B)                                             1.99%           68             84.73        5,762
NVR       NVR, Inc. *                                                      1.99%            2          2,881.27        5,763
PAG       Penske Automotive Group, Inc.                                    0.75%           48             45.12        2,166
SIG       Signet Jewelers Limited +                                        0.75%           84             25.96        2,181
SAH       Sonic Automotive, Inc.                                           0.75%          141             15.42        2,174
TM        Toyota Motor Corporation (ADR) +                                 0.38%            9            122.24        1,100
ULTA      Ulta Beauty, Inc. *                                              1.96%           16            354.47        5,672
YUMC      Yum China Holdings Inc. +                                        1.99%          131             44.15        5,784
Consumer Staples (5.38%):
BGS       B&G Foods, Inc.                                                  0.75%           91             23.95        2,179
BTI       British American Tobacco Plc (ADR) +                             0.39%           28             40.72        1,140
EL        The Estee Lauder Companies Inc.                                  1.99%           35            164.82        5,769
SPTN      SpartanNash Company                                              0.75%          132             16.46        2,173
UVV       Universal Corporation                                            0.75%           38             57.12        2,171
WMK       Weis Markets, Inc.                                               0.75%           53             40.98        2,172
Energy (4.97%):
CNQ       Canadian Natural Resources Limited +                             0.40%           40             29.24        1,170
CEO       CNOOC Limited (ADR) +                                            0.39%            6            190.54        1,143
E         Eni SpA (ADR) +                                                  0.40%           33             35.53        1,172
MPC       Marathon Petroleum Corporation                                   0.74%           34             63.36        2,154
PSX       Phillips 66                                                      0.75%           22             98.30        2,163
RDS/A     Royal Dutch Shell Plc (ADR) +                                    0.41%           18             65.30        1,175
SEMG      SemGroup Corporation                                             0.75%          140             15.49        2,169
TOT       Total S.A. (ADR) +                                               0.39%           20             57.06        1,141
VLO       Valero Energy Corporation                                        0.74%           25             86.20        2,155

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                         Percentage
                                                                         of Aggregate     Number      Market        Cost of
Ticker Symbol and                                                        Offering         of          Value per     Securities to
Name of Issuer of Securities (1)(3)                                      Price            Shares      Share         the Trust (2)
___________________________________                                      ____________     ______      _________     _____________
Financials (8.20%):
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                    0.40%          192         $    6.05     $  1,162
SAN       Banco Santander S.A. (ADR) +                                     0.40%          235              4.93        1,159
BCS       Barclays Plc (ADR) +                                             0.40%          137              8.44        1,156
CFG       Citizens Financial Group, Inc.                                   0.75%           63             34.67        2,184
AGM       Federal Agricultural Mortgage Corporation                        0.76%           29             75.56        2,191
ING       ING Groep N.V. (ADR) +                                           0.40%           91             12.81        1,166
LYG       Lloyds Banking Group Plc (ADR) +                                 0.40%          357              3.25        1,160
MUFG      Mitsubishi UFJ Financial Group, Inc. (ADR) +                     0.40%          227              5.11        1,160
MFG       Mizuho Financial Group, Inc. (ADR) +                             0.40%          368              3.15        1,159
PFG       Principal Financial Group, Inc.                                  0.75%           41             53.32        2,186
PRU       Prudential Financial, Inc.                                       0.75%           22             98.89        2,176
SPGI      S&P Global Inc.                                                  1.99%           27            213.65        5,769
SMFG      Sumitomo Mitsui Financial Group, Inc. (ADR) +                    0.40%          160              7.25        1,160
Health Care (15.08%):
ALGN      Align Technology, Inc. *                                         2.02%           20            292.71        5,854
CAH       Cardinal Health, Inc.                                            0.75%           46             47.55        2,187
CVS       CVS Health Corporation                                           0.75%           40             54.15        2,166
EXEL      Exelixis, Inc. *                                                 2.00%          237             24.45        5,795
GILD      Gilead Sciences, Inc.                                            0.74%           32             67.38        2,156
IONS      Ionis Pharmaceuticals, Inc. *                                    1.99%           67             86.14        5,771
MTD       Mettler-Toledo International Inc. +*                             2.04%            8            738.37        5,907
PDCO      Patterson Companies, Inc.                                        0.75%           98             22.27        2,182
SYK       Stryker Corporation                                              2.03%           30            195.74        5,872
WAT       Waters Corporation *                                             2.01%           23            253.15        5,822
Industrials (13.03%):
AYR       Aircastle Limited +                                              0.75%          108             20.24        2,186
CPRT      Copart, Inc. *                                                   2.01%           90             64.64        5,818
GGG       Graco Inc.                                                       2.01%          111             52.48        5,825
GBX       The Greenbrier Companies, Inc.                                   0.75%           67             32.50        2,177
ITW       Illinois Tool Works Inc.                                         2.02%           38            153.91        5,849
R         Ryder System, Inc.                                               0.74%           33             65.12        2,149
SPR       Spirit AeroSystems Holdings, Inc.                                1.99%           68             85.07        5,785
TTC       The Toro Company                                                 2.01%           82             70.92        5,815
TRN       Trinity Industries, Inc.                                         0.75%           95             23.00        2,185
Information Technology (15.03%):
AMD       Advanced Micro Devices, Inc. *                                   2.00%          203             28.53        5,792
AVX       AVX Corporation                                                  0.75%          117             18.52        2,167
HPE       Hewlett Packard Enterprise Company                               0.75%          134             16.19        2,169
HPQ       HP Inc.                                                          0.75%          109             19.94        2,173
JNPR      Juniper Networks, Inc.                                           0.75%           80             27.34        2,187
KLAC      KLA-Tencor Corporation                                           2.02%           47            124.72        5,862

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019


                                                                         Percentage
                                                                         of Aggregate     Number      Market        Cost of
Ticker Symbol and                                                        Offering         of          Value per     Securities to
Name of Issuer of Securities (1)(3)                                      Price            Shares      Share         the Trust (2)
___________________________________                                      ____________     ______      _________     _____________
Information Technology (cont'd.):
LRCX      Lam Research Corporation                                         2.00%           30         $  193.58     $  5,807
STX       Seagate Technology Plc +                                         2.01%          118             49.37        5,826
UBNT      Ubiquiti Networks, Inc.                                          2.01%           36            162.20        5,839
ZBRA      Zebra Technologies Corporation *                                 1.99%           26            221.44        5,757
Materials (9.82%):
MT        ArcelorMittal (ADR) +                                            0.40%           52             22.46        1,168
AVY       Avery Dennison Corporation                                       2.00%           51            113.91        5,809
CC        The Chemours Company                                             2.00%          151             38.45        5,806
EMN       Eastman Chemical Company                                         0.76%           27             81.81        2,209
KL        Kirkland Lake Gold Ltd. +                                        2.00%          179             32.42        5,803
KRO       Kronos Worldwide, Inc.                                           0.75%          149             14.60        2,175
LYB       LyondellBasell Industries N.V. +                                 0.76%           24             91.33        2,192
PKX       POSCO (ADR) +                                                    0.40%           19             60.79        1,155
WRK       WestRock Company                                                 0.75%           55             39.56        2,176
Utilities (5.79%):
AES       The AES Corporation                                              2.00%          322             17.99        5,793
AGR       Avangrid, Inc.                                                   0.75%           43             50.53        2,173
DUK       Duke Energy Corporation                                          0.75%           24             90.11        2,163
FTS       Fortis Inc. +                                                    0.75%           58             37.26        2,161
KEP       Korea Electric Power Corporation (ADR) +                         0.40%           92             12.68        1,167
NGG       National Grid Plc (ADR) +                                        0.39%           21             54.45        1,143
PPL       PPL Corporation                                                  0.75%           68             31.93        2,171
                                                                         _______                                    ________
          Total Investments                                              100.00%                                    $289,981
                                                                         =======                                    ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                 Target VIP Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


    At the Opening of Business on the Initial Date of Deposit-April 9, 2019


                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
COMMON STOCKS (100.00%):
Communication Services (4.43%):
GOOGL        Alphabet Inc. (Class A) *                                            1.01%             10    $ 1,208.28  $   12,083
BT/A LN      BT Group Plc #                                                       0.83%          3,420          2.92       9,987
CABO         Cable One, Inc.                                                      0.17%              2      1,011.19       2,022
CMCSA        Comcast Corporation (Class A)                                        0.50%            146         40.71       5,944
EA           Electronic Arts Inc. *                                               0.08%             10         97.95         979
GCI          Gannett Co., Inc.                                                    0.48%            566         10.11       5,722
MCS          The Marcus Corporation                                               0.36%            108         40.26       4,348
SHEN         Shenandoah Telecommunications Company                                0.17%             46         43.93       2,021
VOD LN       Vodafone Group Plc #                                                 0.83%          5,439          1.84       9,987
Consumer Discretionary (13.91%):
AZO          AutoZone, Inc. *                                                     0.70%              8      1,052.54       8,420
DAI GY       Daimler AG #                                                         0.83%            158         63.04       9,960
DENN         Denny's Corporation *                                                0.46%            303         18.05       5,469
DG           Dollar General Corporation                                           0.43%             42        122.30       5,137
GRMN         Garmin Ltd. +                                                        0.23%             31         89.10       2,762
GIL          Gildan Activewear Inc. +                                             0.17%             55         36.63       2,015
HMB SS       H & M Hennes & Mauritz AB #                                          0.83%            561         17.82       9,996
HD           The Home Depot, Inc.                                                 3.33%            196        203.55      39,896
LULU         lululemon athletica inc. +*                                          0.37%             26        169.77       4,414
MBUU         Malibu Boats, Inc. (Class A) *                                       0.34%            100         40.84       4,084
ORLY         O'Reilly Automotive, Inc. *                                          0.94%             28        401.99      11,256
SCVL         Shoe Carnival, Inc.                                                  0.20%             74         32.81       2,428
SNBR         Sleep Number Corporation *                                           0.58%            145         47.83       6,935
SBUX         Starbucks Corporation                                                4.14%            659         75.20      49,556
ULTA         Ulta Beauty, Inc. *                                                  0.36%             12        354.47       4,254
Consumer Staples (11.39%):
BATS LN      British American Tobacco Plc #                                       0.83%            246         40.65       9,999
CHEF         The Chefs' Warehouse, Inc. *                                         0.38%            143         31.83       4,552
EL           The Estee Lauder Companies Inc.                                      0.23%             17        164.82       2,802
IMB LN       Imperial Brands Plc #                                                0.83%            299         33.36       9,976
IPAR         Inter Parfums, Inc.                                                  0.17%             26         76.89       1,999
KR           The Kroger Co.                                                       0.12%             62         23.86       1,479
MED          Medifast, Inc.                                                       0.63%             55        137.77       7,577
PEP          PepsiCo, Inc.                                                        4.10%            403        122.00      49,166
PG           The Procter & Gamble Company                                         3.52%            402        104.97      42,198
UVV          Universal Corporation                                                0.58%            121         57.12       6,912
Energy (4.30%):
COG          Cabot Oil & Gas Corporation                                          0.11%             49         26.82       1,314
CRC          California Resources Corporation *                                   0.57%            234         29.38       6,875
COP          ConocoPhillips                                                       0.74%            133         66.55       8,851
DVN          Devon Energy Corporation                                             0.14%             52         32.03       1,666
HLX          Helix Energy Solutions Group, Inc. *                                 0.49%            714          8.30       5,926
NOG          Northern Oil and Gas, Inc. *                                         0.40%          1,766          2.74       4,839
PVAC         Penn Virginia Corporation *                                          0.27%             72         44.94       3,236
REGI         Renewable Energy Group, Inc. *                                       0.35%            183         22.72       4,158
RDSB LN      Royal Dutch Shell Plc (Class B) #                                    0.83%            303         32.95       9,985
WTI          W&T Offshore, Inc. *                                                 0.40%            677          7.04       4,766

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


    At the Opening of Business on the Initial Date of Deposit-April 9, 2019


                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
Financials (11.17%):
AMBC         Ambac Financial Group, Inc. *                                        0.33%            218    $   18.30   $    3,989
AON          Aon Plc +                                                            1.15%             80       172.79       13,823
CS FP        AXA S.A. #                                                           0.83%            382        26.18       10,001
BNP FP       BNP Paribas S.A. #                                                   0.84%            200        50.06       10,012
ACA FP       Credit Agricole S.A. #                                               0.83%            784        12.74        9,991
DFS          Discover Financial Services                                          0.68%            109        74.81        8,154
GHL          Greenhill & Co., Inc.                                                0.18%            102        21.50        2,193
HSBA LN      HSBC Holdings Plc #                                                  0.83%          1,172         8.52        9,985
INGA NA      ING Groep N.V. #                                                     0.83%            785        12.72        9,982
ISP IM       Intesa Sanpaolo SpA #                                                0.83%          3,971         2.51        9,987
MSCI         MSCI Inc.                                                            0.49%             28       211.00        5,908
NDA SS       Nordea Bank Abp #                                                    0.83%          1,216         8.21        9,982
SAMPO FH     Sampo Oyj (Class A) #                                                0.84%            209        47.89       10,009
SREN SW      Swiss Re AG #                                                        0.83%            100       100.03       10,003
ZURN SW      Zurich Insurance Group AG #                                          0.85%             32       316.47       10,127
Health Care (15.41%):
ADUS         Addus HomeCare Corporation *                                         0.34%             63        65.51        4,127
AMGN         Amgen Inc.                                                           1.77%            109       194.88       21,242
ANIP         ANI Pharmaceuticals, Inc. *                                          0.33%             57        69.84        3,981
BAX          Baxter International Inc.                                            0.61%             91        79.66        7,249
CSII         Cardiovascular Systems, Inc. *                                       0.54%            172        37.42        6,436
LLY          Eli Lilly and Company                                                1.78%            168       127.16       21,363
HCA          HCA Healthcare, Inc.                                                 0.63%             57       131.84        7,515
LNTH         Lantheus Holdings, Inc. *                                            0.40%            188        25.22        4,741
MRK          Merck & Co., Inc.                                                    6.18%            915        80.95       74,069
NXGN         NextGen Healthcare Inc. *                                            0.46%            310        17.62        5,462
REGN         Regeneron Pharmaceuticals, Inc. *                                    0.77%             23       401.26        9,229
TCMD         Tactile Systems Technology, Inc. *                                   0.40%             90        52.68        4,741
USPH         U.S. Physical Therapy, Inc.                                          0.55%             62       106.12        6,579
VNDA         Vanda Pharmaceuticals Inc. *                                         0.40%            258        18.42        4,752
WAT          Waters Corporation *                                                 0.25%             12       253.15        3,038
Industrials (9.51%):
AGX          Argan, Inc.                                                          0.32%             76        51.13        3,886
ATKR         Atkore International Group Inc. *                                    0.43%            222        23.04        5,115
CWST         Casella Waste Systems, Inc. *                                        0.61%            215        34.00        7,310
CAT          Caterpillar Inc.                                                     3.34%            286       139.82       39,988
CPRT         Copart, Inc. *                                                       0.31%             58        64.64        3,749
CSX          CSX Corporation                                                      1.30%            206        75.62       15,578
FAST         Fastenal Company                                                     0.33%             60        66.59        3,995
HSII         Heidrick & Struggles International, Inc.                             0.32%             92        41.25        3,795
HURN         Huron Consulting Group Inc. *                                        0.44%            111        47.63        5,287
ICFI         ICF International, Inc.                                              0.57%             91        75.05        6,830

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


    At the Opening of Business on the Initial Date of Deposit-April 9, 2019



                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
Industrials (cont'd.):
KFRC         Kforce Inc.                                                          0.38%            124    $   36.80   $    4,563
RHI          Robert Half International Inc.                                       0.17%             31        67.14        2,081
TPIC         TPI Composites, Inc. *                                               0.40%            167        28.89        4,825
WM           Waste Management, Inc.                                               0.59%             69       102.09        7,044
Information Technology (25.61%):
AAPL         Apple Inc.                                                           3.34%            200       200.10       40,020
BAH          Booz Allen Hamilton Holding Corporation                              0.17%             35        58.34        2,042
AVGO         Broadcom Inc.                                                        2.11%             83       304.48       25,272
CDNS         Cadence Design Systems, Inc. *                                       0.57%            105        63.98        6,718
CIEN         Ciena Corporation *                                                  0.17%             54        37.24        2,011
CSCO         Cisco Systems, Inc.                                                  3.33%            720        55.49       39,953
EPAM         EPAM Systems, Inc. *                                                 0.17%             12       169.27        2,031
PLUS         ePlus inc. *                                                         0.50%             65        92.36        6,003
FICO         Fair Isaac Corporation *                                             0.18%              8       275.45        2,204
FISV         Fiserv, Inc. *                                                       0.25%             34        88.33        3,003
FORM         FormFactor, Inc. *                                                   0.53%            353        18.00        6,354
INTC         Intel Corporation                                                    4.16%            896        55.68       49,889
INTU         Intuit Inc.                                                          2.11%             97       260.76       25,294
KLAC         KLA-Tencor Corporation                                               0.35%             34       124.72        4,240
LRCX         Lam Research Corporation                                             0.52%             32       193.58        6,195
MA           Mastercard Incorporated                                              1.72%             87       236.27       20,555
MLAB         Mesa Laboratories, Inc.                                              0.35%             18       233.59        4,205
NANO         Nanometrics Incorporated *                                           0.31%            117        32.00        3,744
EGOV         NIC Inc.                                                             0.46%            324        16.94        5,489
PRFT         Perficient, Inc. *                                                   0.37%            160        27.93        4,469
PLAB         Photronics, Inc. *                                                   0.26%            318         9.65        3,069
VRSN         VeriSign, Inc. *                                                     0.70%             44       189.77        8,350
V            Visa Inc. (Class A)                                                  1.97%            150       157.75       23,662
XLNX         Xilinx, Inc.                                                         1.01%             94       129.90       12,211
Materials (0.26%):
BLL          Ball Corporation                                                     0.26%             54        58.20        3,143
Real Estate (1.18%):
AMT          American Tower Corporation (5)                                       1.18%             72       196.22       14,128
Utilities (2.83%):
BKH          Black Hills Corporation                                              0.17%             28        72.65        2,034
CWT          California Water Service Group                                       0.17%             40        50.93        2,037
ELE SM       Endesa, S.A. #                                                       0.83%            391        25.54        9,987
ENGI FP      Engie S.A. #                                                         0.83%            655        15.26        9,992
NG/ LN       National Grid Plc #                                                  0.83%            918        10.88        9,985
                                                                                _______                               __________
                  Total Investments                                             100.00%                               $1,198,956
                                                                                =======                               ==========
___________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

           Value Line(R) Target 25 Portfolio, 2nd Quarter 2019 Series
                                    FT 7950


                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2019



                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
COMMON STOCKS (100.00%):
Communication Services (2.02%):
CABO        Cable One, Inc.                                                       1.02%              5    $ 1,011.19  $  5,056
SHEN        Shenandoah Telecommunications Company                                 1.00%            113         43.93     4,964
Consumer Discretionary (14.69%):
AZO         AutoZone, Inc. *                                                      2.12%             10      1,052.54    10,525
DG          Dollar General Corporation                                            2.59%            105        122.30    12,842
GRMN        Garmin Ltd. +                                                         1.37%             76         89.10     6,772
GIL         Gildan Activewear Inc. +                                              1.01%            136         36.63     4,982
SBUX        Starbucks Corporation                                                 7.60%            501         75.20    37,675
Consumer Staples (22.12%):
IPAR        Inter Parfums, Inc.                                                   1.01%             65         76.89     4,998
PG          The Procter & Gamble Company                                         21.11%            997        104.97   104,655
Health Care (31.48%):
LLY         Eli Lilly and Company                                                10.69%            417        127.16    53,026
HCA         HCA Healthcare, Inc.                                                  3.75%            141        131.84    18,589
MRK         Merck & Co., Inc.                                                    17.04%          1,044         80.95    84,512
Industrials (3.54%):
WM          Waste Management, Inc.                                                3.54%            172        102.09    17,559
Information Technology (15.51%):
BAH         Booz Allen Hamilton Holding Corporation                               1.00%             85         58.34     4,959
CDNS        Cadence Design Systems, Inc. *                                        1.47%            114         63.98     7,294
CIEN        Ciena Corporation *                                                   1.01%            134         37.24     4,990
EPAM        EPAM Systems, Inc. *                                                  1.02%             30        169.27     5,078
FICO        Fair Isaac Corporation *                                              1.00%             18        275.45     4,958
INTU        Intuit Inc.                                                           5.52%            105        260.76    27,380
VRSN        VeriSign, Inc. *                                                      1.84%             48        189.77     9,109
XLNX        Xilinx, Inc.                                                          2.65%            101        129.90    13,120
Materials (1.58%):
BLL         Ball Corporation                                                      1.58%            135         58.20     7,857
Real Estate (7.04%):
AMT         American Tower Corporation (5)                                        7.04%            178        196.22    34,927
Utilities (2.02%):
BKH         Black Hills Corporation                                               1.01%             69         72.65     5,013
CWT         California Water Service Group                                        1.01%             98         50.93     4,991
                                                                                _______                               ________
                 Total Investments                                              100.00%                               $495,831
                                                                                =======                               ========
___________

See "Notes to Schedules of Investments" on page 45.

Page 44


                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 9, 2019. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation
Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                           Cost of Securities    Profit
                                                                               to Sponsor        (Loss)
                                                                           ____________________________
The Dow(R) Target 5 Portfolio, 2nd Quarter 2019 Series                      $   163,427        $   923
The Dow(R) Target Dividend Portfolio, 2nd Quarter 2019 Series                   171,393            559
Global Target 15 Portfolio, 2nd Quarter 2019 Series                             167,876           (266)
S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2019 Series           133,297            634
S&P Target 24 Portfolio, 2nd Quarter 2019 Series                                161,255            761
S&P Target SMid 60 Portfolio, 2nd Quarter 2019 Series                           159,683            420
Target Diversified Dividend Portfolio, 2nd Quarter 2019 Series                  168,778            590
Target Double Play Portfolio, 2nd Quarter 2019 Series                           201,205            742
Target Focus Four Portfolio, 2nd Quarter 2019 Series                            335,585          1,040
Target Global Dividend Leaders Portfolio, 2nd Quarter 2019 Series               170,557            423
Target Growth Portfolio, 2nd Quarter 2019 Series                                172,929            941
Target Triad Portfolio, 2nd Quarter 2019 Series                                 288,705          1,276
Target VIP Portfolio, 2nd Quarter 2019 Series                                 1,195,135          3,821
Value Line (R) Target 25 Portfolio, 2nd Quarter 2019 Series                     493,801          2,030

(3) Common stocks of companies headquartered or incorporated outside the United States comprise the approximate percentage of the investments of the Trusts as indicated:

S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2019 Series, 4.00%
   (consisting of United Kingdom, 4.00%)

S&P Target 24 Portfolio, 2nd Quarter 2019 Series, 6.93%
   (consisting of United Kingdom, 6.93%)

S&P Target SMid 60 Portfolio, 2nd Quarter 2019 Series, 1.11%
   (consisting of Bermuda, 1.11%)

Target Diversified Dividend Portfolio, 2nd Quarter 2019 Series, 9.99%
   (consisting of Bermuda, 5.00%; Canada, 2.51% and The Netherlands, 2.48%)

Target Double Play Portfolio, 2nd Quarter 2019 Series, 1.17%
   (consisting of Canada, 0.51% and Switzerland, 0.66%)

Target Focus Four Portfolio, 2nd Quarter 2019 Series, 11.05%
   (consisting of Bermuda, 0.33%; Canada, 1.10%; China, 0.40%; France, 0.81%; Hong Kong, 0.80%; Italy, 0.40%; Japan, 2.00%; Luxembourg, 0.40%; The Netherlands, 0.81%; South Korea, 0.80%; Spain, 0.80%; Switzerland, 0.40% and United Kingdom, 2.00%)

Target Global Dividend Leaders Portfolio, 2nd Quarter 2019 Series, 40.02%
   (consisting of Bermuda, 2.00%; Brazil, 4.00%; Chile, 2.00%; China, 6.01%; Hong Kong, 4.01%; Ireland, 1.99%; Italy, 1.99%; Luxembourg, 2.01%; Norway, 1.99%; Russia, 2.00%; South Korea, 2.00%; Taiwan, 2.00% and United Kingdom, 8.02%)

Target Growth Portfolio, 2nd Quarter 2019 Series, 16.72%
   (consisting of Canada, 3.34%; China, 3.33%; Ireland, 3.32%; Russia, 3.33% and Switzerland, 3.40%)

Page 45


Target Triad Portfolio, 2nd Quarter 2019 Series, 23.00%
   (consisting of Bermuda, 1.50%; Canada, 3.55%; China, 2.38%; France, 0.79%; Hong Kong, 0.80%; Ireland, 2.01%; Italy, 0.40%; Japan, 1.98%; Luxembourg, 0.40%; The Netherlands, 1.57%; Russia, 2.00%; South Korea, 0.80%; Spain, 0.80%; Switzerland, 2.04% and United Kingdom, 1.98%)

Target VIP Portfolio, 2nd Quarter 2019 Series, 18.56%
   (consisting of Canada, 0.54%; Finland, 1.67%; France, 3.33%; Germany, 0.83%; Italy, 0.83%; The Netherlands, 1.66%; Spain, 0.83%; Sweden, 0.83%; Switzerland, 1.91% and United Kingdom, 6.13%)

Value Line (R) Target 25 Portfolio, 2nd Quarter 2019 Series, 2.38%
   (consisting of Canada, 1.01% and Switzerland, 1.37%)

(4) Securities of companies in the following sectors comprise the approximate percentage of the investments of the Global Target 15 Portfolio, 2nd Quarter 2019 Series as indicated:
Communication Services, 26.66%; Consumer Staples, 13.33%; Energy, 6.67%; Financials, 40.02% and Health Care, 13.32%

(5) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise the approximate percentage of the investments of the Trusts as indicated:

S&P Target SMid 60 Portfolio, 2nd Quarter 2019 Series, 5.55%
Target Double Play Portfolio, 2nd Quarter 2019 Series, 3.50%
Target Focus Four Portfolio, 2nd Quarter 2019 Series, 3.76%
Target Global Dividend Leaders Portfolio, 2nd Quarter 2019 Series, 19.98% Target VIP Portfolio, 2nd Quarter 2019 Series, 1.18%
Value Line (R) Target 25 Portfolio, 2nd Quarter 2019 Series, 7.04%

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

* This Security represents a non-income producing security.

                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 7950, consists of 14 separate portfolios set forth below:

- Dow(R) Target 5 2Q '19 - Term 7/9/20
(The Dow(R) Target 5 Portfolio, 2nd Quarter 2019 Series)

- Dow(R) Target Dvd. 2Q '19 - Term 7/9/20
(The Dow(R) Target Dividend Portfolio, 2nd Quarter 2019
Series)

- Global Target 15 2Q '19 - Term 7/9/20
(Global Target 15 Portfolio, 2nd Quarter 2019 Series)

- S&P Dividend Aristocrats Target 25 2Q '19 - Term 7/9/20
(S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter
2019 Series)

- S&P Target 24 2Q '19 - Term 7/9/20
(S&P Target 24 Portfolio, 2nd Quarter 2019 Series)

- S&P Target SMid 60 2Q '19 - Term 7/9/20
(S&P Target SMid 60 Portfolio, 2nd Quarter 2019 Series)

- Target Divsd. Dvd. 2Q '19 - Term 7/9/20
(Target Diversified Dividend Portfolio, 2nd Quarter 2019
Series)

- Target Dbl. Play 2Q '19 - Term 7/9/20
(Target Double Play Portfolio, 2nd Quarter 2019 Series)

- Target Focus 4 2Q '19 - Term 7/9/20
(Target Focus Four Portfolio, 2nd Quarter 2019 Series)

- Target Global Dvd. Leaders 2Q '19 - Term 7/9/20
(Target Global Dividend Leaders Portfolio, 2nd Quarter 2019
Series)

- Target Growth 2Q '19 - Term 7/9/20
(Target Growth Portfolio, 2nd Quarter 2019 Series)

- Target Triad 2Q '19 - Term 7/9/20
(Target Triad Portfolio, 2nd Quarter 2019 Series)

- Target VIP 2Q '19 - Term 7/9/20
(Target VIP Portfolio, 2nd Quarter 2019 Series)

- Value Line(R) Target 25 2Q '19 - Term 7/9/20
(Value Line(R) Target 25 Portfolio, 2nd Quarter 2019 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                                   Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.
Under normal circumstances, the Dow(R) Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, Target Diversified Dividend Portfolio and Target Global Dividend Leaders Portfolio will invest at least 80% of their assets in dividend-paying securities and the S&P Target SMid 60 Portfolio will invest at least 80% of its assets in small and/or mid capitalization companies.


The Dow(R) Target 5 Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of consumer products and health care companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financials companies. The Global Target 15 Portfolio is concentrated in stocks of communication services and financials companies. The S&P Dividend Aristocrats Target 25 Portfolio is concentrated in stocks of consumer products companies. The S&P Target SMid 60 Portfolio is concentrated in stocks of energy companies. The Target VIP Portfolio is concentrated in stocks of consumer products and information technology companies.


                         The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, The Dow(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA(R)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow(R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a Large-Cap Blend Trust.


                      The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best

[1] to worst [100]) by the following equally-weighted factors:

      - Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

      - Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy. In the event of a tie, the stock with the better price-to-book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

                           Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(R), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.


                  S&P Dividend Aristocrats Target 25 Portfolio

The S&P Dividend Aristocrats Target 25 Strategy invests in companies from the S&P 500(R) Dividend Aristocrats(R) Index. The index consists of companies from the S&P 500(R) Index that have increased dividends every year for the last 25 consecutive years. The S&P Dividend Aristocrats Target 25 Strategy stocks are determined as follows:

Step 1: We begin with all stocks contained in the S&P 500(R) Dividend Aristocrats(R) Index as of two business days prior to the date of this prospectus.

Step 2: We rank each stock on three equally-weighted factors:

      - Debt-to equity. Compares a company's long-term debt to their stockholder's equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk.

      - Price-to-cash flow. Measures the cost of a company's stock for every dollar of cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value.

      - Return-on-assets. Compares a company's net income to its total assets. The ratio shows how efficiently a company generates net income from its assets.

Step 3: We rank each of the companies by their combined factor scores.

Step 4: We select an approximately equally-weighted portfolio of the best scoring 25 stocks with a maximum of seven stocks from any one of the major Global Industry Classification Standard ("GICS(R)") market sectors. If more than seven stocks from any one of the major GICS(R) sectors are selected, these stocks are excluded and replaced with the next best scoring stocks which satisfy the criteria set forth above. In the event of a tie, the stock with the better return-on-assets ratio is selected. Regulated investment companies, limited partnerships and business development companies are not eligible for selection.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Dividend Aristocrats Target 25 Portfolio is considered to be a Large-Cap Blend Trust.

                            S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500(R) Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500(R) Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

      - Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

      - Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

      - Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Growth Trust.


                          S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and market sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, in our opinion the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400(R) Index ("S&P MidCap 400(R)") and the Standard & Poor's SmallCap 600(R) Index ("S&P SmallCap 600(R)") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price-to-book value and select the best quartile from each index-100 stocks from the S&P MidCap 400(R) and 150 stocks from the S&P SmallCap 600(R) with the lowest, but positive, price-to-book ratio.

Step 3: We rank each stock on three equally-weighted factors:

      - Price to cash flow;

      - 12-month change in return on assets; and

      - 3-month price appreciation.

Step 4: We eliminate any regulated investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with an average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400(R) are given approximately twice the weight of the stocks selected from the S&P SmallCap 600(R), taking into consideration that only whole shares will be purchased.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a Small-Cap Value Trust.


                     Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $250 million;

      - Minimum three-month average daily trading volume of $1.5 million; and

      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

      - Indicated dividend yield - 50%;

      - Price-to-book - 25%; and

      - Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the major S&P GICS(R) market sectors with the highest combined ranking on the three factors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price-to-book ratio is selected.

                          Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500(R) Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to seek to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line(R) Target 25 Strategy. Stocks of financial companies, as defined by S&P's GICS(R), the stocks of companies whose shares are not listed on a U.S. securities exchange, and stocks of limited partnerships are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R)

Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                          Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500(R) Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to seek to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P Target SMid 60 Portfolio" and "Double Play Portfolio," respectively. The Securities which comprise The NYSE(R) International Target 25 Strategy were selected as follows:

NYSE(R) International Target 25 Strategy:

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

      - Price-to-book; and

      - Price to cash flow.

      Lower, but positive, price-to-book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price-to-book ratio is selected.

                    Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

      - Domestic equity - all U.S. stocks.

      - International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of American Depositary Receipts/ADRs.

      - REITs - all U.S. REITs (including Mortgage REITs).

Step 2: Regulated investment companies and limited partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

      - Market capitalization greater than $1 billion.

      - Three-month average daily trading volume greater than $1 million.

      - Current indicated dividend yield greater than twice that of the S&P 500(R) Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

      - 40% domestic equity.

      - 40% international equity.

      - 20% REITs.

                            Target Growth Portfolio

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $6 billion;

      - Minimum three month average daily trading volume of $5 million; and

      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

      - Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1- payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);

      - Change in return on assets; and

      - Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the major GICS(R) market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the higher sustainable growth rate is selected.

                             Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to seek above-average total return, has been developed to seek to address this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25 Strategy, the Target Diversified Dividend Strategy and the Target Growth Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Focus Four Portfolio," "Target Diversified Dividend Portfolio" and "Target Growth Portfolio," respectively.

                              Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500(R) Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "S&P Target 24 Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Nasdaq(R) Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(R) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, The Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq(R) Target 15 Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. companies which trade on the NYSE, NYSE MTK (formerly the NYSE Amex) or The NASDAQ Stock Market, LLC(R) (excluding limited partnerships, American Depositary Receipts/ADRs, business development companies and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.


Based on the composition of the portfolio on the Initial Date of Deposit, The Target VIP Portfolio is considered to be a Large-Cap Growth Trust.


                       Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."


Based on the composition of the portfolio on the Initial Date of Deposit, the Value Line(R) Target 25 Portfolio is considered to be a Large-Cap Growth Trust.


Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P Dividend Aristocrats, S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the Sponsor or First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

"Value Line," "The Value Line Investment Survey" and "Timeliness" are trademarks or registered trademarks of Value Line, Inc. and/or its affiliates ("Value Line") that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, Target Focus Four Portfolio, Target VIP Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line. Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and Target Triad Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500(R) Index, S&P 1000(R) Index, S&P MidCap 400(R) Index, S&P SmallCap 600(R) Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                                  Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Three of the Securities in the S&P Target 24 Portfolio and three of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 32.83% and 48.84%, respectively, of the value of each Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. The global economy continues to experience moderate growth. At the same time developed and developing economies outside the United States are broadly experiencing economic recoveries on a regional and global perspective. Worldwide, central bank monetary policy is trending towards policies of interest rate normalization though at different levels of commitment and in varying degrees of progress.

As economies around the world have begun to reflate, inflation has trended modestly higher but so far not to worrisome levels. Inflation remains relatively tame worldwide, partly reflecting unemployment rates, worker participation rates and a continuation of the process of financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenged, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, have come off their highs recently due to a number of factors including regional economic slowdowns and concerns tied to trade skirmish/war risk. Recent strength of the U.S. dollar against a number of foreign currencies has negatively impacted sentiment towards foreign assets and attracted investors to U.S. assets. Concern about the continued strength in the price of oil would appear somewhat overstated considering the effects of technology on production, distribution and usage, which are counter-inflationary over the intermediate to long term.

Monetary risk remains a concern should central banks raise their benchmark rates suddenly at a quicker pace and to unexpectedly higher levels.

Tax reform in the United States, in the form of tax cuts and opportunity for repatriation of earnings for corporations, could provide liquidity as the Federal Reserve removes stimulus via the process of normalization. In effect, this could enable companies to navigate the process of interest rate normalization without as much disruption as some expect.

Tariff risk could possibly recede quickly should resolution appear on the horizon. For now, fundamentals stateside (economic and corporate revenue and earnings) do not appear to be showing signs of deterioration but rather look to have further room for improvement.

Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.


Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If the trust is concentrated in more than one sector, at least 25% of the trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Dow(R) Target 5 Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of consumer products and health care companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financials companies. The Global Target 15 Portfolio is concentrated in stocks of communication services and financials companies. The S&P Dividend Aristocrats Target 25 Portfolio is concentrated in stocks of consumer products companies. The S&P Target SMid 60 Portfolio is concentrated in stocks of energy companies. The Target VIP Portfolio is concentrated in stocks of consumer products and information technology companies.


Communication Services. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector are subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer product companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer product companies.

Energy. Energy companies include those companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products sector include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. Friction with certain oil producing countries, and between the governments of the United States and other major exporters of oil to the United States, or policy shifts by governmental entities and intergovernmental entities such as OPEC, could put oil exports at risk. In addition, falling oil and gas prices may negatively impact the profitability and business prospects of certain energy companies. Further, global concerns of civil unrest in foreign countries may also affect the flow of oil from such countries.

Financials. Companies in the financial services sector include banks, thrifts, brokerage firms, broker/dealers, investment banks, finance companies, mutual fund companies, mortgage real estate investment trusts and insurance companies.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

The financial crisis, initially related to the subprime mortgage market, spread to other parts of the economy, and subsequently affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. In addition, governmental authorities in the United States and other countries have passed and may continue to pass laws and regulations, such as the Dodd-Frank Wall Street Reform and Consumer Act ("Dodd-Frank"), that have had a direct impact on companies in the financial services sector. These recent laws and regulations provide for increased restrictions on investment activities; increased oversight, regulation and involvement in the practices of companies in the financial services sector by entities such as the Financial Services Oversight Council, the Federal Reserve Board, the office of the Controller of the Currency and the FDIC; contain safeguard provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers; subject companies in the financial services sector to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession; and increase efforts to investigate the actions of companies and individuals in the financial services sector. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets. In addition, with the election of a Republican president and a Republican-controlled Congress, it is possible that there will be significant changes to Dodd-Frank and other recently enacted laws and regulations. It is difficult to predict the impact that such changes will have on the economy, generally or companies in the financial services sector.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products. Technological advances allow these nontraditional lending sources and financial services providers to cut overhead and permit the more efficient use of customer data. These companies compete with banks and thrifts to provide traditional financial services products in addition to their brokerage and investment advice. The FRB recently issued a final rule which establishes requirements for determining when a company is predominantly engaged in financial activities. While the final rule does not designate any companies for additional supervision or regulation, these companies could be subject to the requirements of the Bank Holding Act of 1956 ("BHC Act"). These companies could be required to register as bank holding companies with the FRB and could be subject to capital and other regulatory requirements of traditional banks, among other potential new or enhanced regulatory standards. The BHC Act generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. This may result in a decrease in profits and missed business opportunities for these companies. Additionally, certain companies that are unable to meet the newly imposed regulatory requirements might be forced to cease their financing activities, which could further reduce available credit for consumers.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Dodd-Frank also established the Treasury's Federal Insurance Office. The Federal Insurance Office has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Health Care. General risks of health care companies involve extensive competition, generic drug sales, the loss of patent protection, product liability litigation and evolving government regulation. For example, the Health Care and Education Affordability Reconciliation Act of 2010 (the "Act"), passed into law in March 2010, has had and will continue to have a significant impact on the health care sector. The goal of the legislation is to provide health insurance coverage for those who do not have it. The measure requires most Americans to purchase health insurance coverage; will add approximately 16 million people to the Medicaid rolls; and will subsidize private coverage for low- and middle-income people. The Act also regulates private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will continue to take place over the next several years and has initially been met with significant setbacks. Implementation of the Act could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. However, in May 2017, the U.S. House of Representatives passed legislation known as the American Health Care Act, which, if enacted would amend or repeal significant portions of the Act. The long-term effects of the Act and any other legislative proposals on the health care sector remain uncertain and cannot be predicted. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that a product will ever come to market. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.


Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Global Dividend Leaders Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.


Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Hong Kong and China. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong or China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.

China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

United Kingdom. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is a member of the European Union ("E.U.") which was formed by the Maastricht Treaty on European Union (the "Treaty"); however, on June 23, 2016, a majority of voters in the United Kingdom voted in favor of Brexit. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made the E.U. one of the largest common markets in the world. Under the Treaty, the United Kingdom and the E.U. have two years, after formal notification of withdrawal is given to the E.U., to agree on a withdrawal agreement. If no agreement is formed within two years, the United Kingdom may leave the E.U. without an agreement. The United Kingdom is one of the fastest growing economies in the G7; however, economists are concerned about the potential negative impact of Brexit. The United Kingdom and other E.U. members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services. Brexit and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by United Kingdom issuers difficult to predict.

Asia Pacific Region. Certain of the Securities held by certain of the Trusts are issued by companies headquartered and/or incorporated in the Asia Pacific region. Such Trusts are therefore more susceptible to the economic, market, regulatory, political, natural disasters and local risks of the Asia Pacific region. The region has historically been highly dependent on global trade, with nations taking strong roles in both the importing and exporting of goods; such a relationship creates a risk with this dependency on global growth. The respective stock markets tend to have a larger prevalence of smaller companies that are inherently more volatile and less liquid than larger companies. Varying levels of accounting and disclosure standards, restrictions on foreign ownership, minority ownership rights, and corporate governance standards are also common for the region.

Europe. Certain of the Securities held by certain of the Trusts are issued by companies headquartered and/or incorporated in Europe. Such Trusts are therefore subject to certain risks associated specifically with Europe. A significant number of countries in Europe are member states in the E.U., and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the Euro, is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continues to have, a significant negative impact on the economies of certain European countries and their future economic outlooks. The United Kingdom vote to leave the E.U. and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on Securities issued by European issuers difficult to predict.

Foreign Securities. Certain of the Securities held by certain of the Trusts are issued by foreign entities, which makes the Trusts subject to more risks than if they invested solely in domestic securities. A foreign Security held by a Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio and Target VIP Portfolio is maintained by: Hongkong and Shanghai Banking Corporation for Hong Kong Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities held by certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small and/or Mid Capitalization Companies. Certain of the Securities held by certain of the Trusts are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trusts have become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause a Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trusts to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trusts through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of a Trust's third-party service providers, or issuers in which a Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trusts have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trusts do not directly control the cybersecurity systems of issuers or third-party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning British American Tobacco Plc, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                            Backtested Hypothetical
                            Performance Information

The following tables compare the hypothetical performance information for the identical strategies employed by each Trust and the actual performances of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), Russell 3000(R) Index, S&P 500(R) Index, S&P 1000(R) Index, FT Index, Hang Seng Index, MSCI All Country World Index and a combination of the DJIA(R), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month). The Trusts did not achieve the performance shown.

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(R). The Dow Jones Industrial Average is a price-weighted measure of 30 U.S. blue-chip companies. The index covers all industries with the exception of transportation and utilities. While stock selection is not governed by quantitative rules, a stock typically is added to the index only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

S&P 1000(R) Index. The S&P 1000(R) Index is a combination of the S&P MidCap 400(R) (the most widely used index for mid-size companies) and the S&P SmallCap 600(R) (an index of 600 U.S. small-cap companies), where the S&P MidCap 400(R) represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.


                                           COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
         (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                           Hypothetical Strategy Total Returns(1)(4)
              -----------------------------------------------------------------------------------------------------------------

                                                            S&P Dividend                                           Target
          The Dow(R)       The Dow(R)         Global         Aristocrats          S&P          S&P Target        Diversified
           Target 5     Target Dividend     Target 15        Target 25         Target 24         SMid 60          Dividend
Year       Strategy        Strategy          Strategy         Strategy          Strategy        Strategy          Strategy
----      ----------    ---------------     ---------       ------------       ---------       -----------      -------------

1972       20.20%
1973       17.63%
1974       -7.48%
1975       62.91%
1976       38.88%
1977        3.22%
1978       -1.26%
1979        7.43%
1980       38.74%
1981        1.27%
1982       41.05%
1983       34.26%
1984        8.60%
1985       36.01%
1986       28.31%                                                               19.53%
1987        8.50%                            15.86%                              1.91%
1988       18.95%                            20.69%                              4.48%
1989        8.01%                            14.26%                             22.52%
1990      -17.90%                             0.43%                              6.63%
1991       59.82%                            39.66%                             40.54%
1992       20.67%           30.13%           23.98%                             -1.61%
1993       31.43%           18.32%           62.07%                              8.22%
1994        5.47%           -8.43%          -10.25%                              4.98%
1995       28.07%           47.02%           11.24%                             39.16%          25.49%           28.29%
1996       23.51%           16.25%           19.23%                             31.46%          13.35%           15.09%
1997       17.17%           40.73%           -8.98%                             30.25%          42.26%           26.10%
1998        9.94%            3.06%           10.88%                             40.01%           4.98%           13.06%
1999       -9.43%           -6.53%            5.93%                             41.32%          24.03%           17.67%
2000        8.32%           25.98%            2.01%            6.88%             4.02%          14.21%           19.95%
2001       -4.97%           40.77%           -1.27%           16.08%           -10.88%          32.16%           29.75%
2002      -12.82%           -0.73%          -14.51%          -10.18%           -19.08%          -5.19%          -10.32%
2003       20.24%           32.25%           35.63%           19.78%            23.32%          45.56%           47.23%
2004        9.67%           19.00%           28.98%           17.21%            13.74%          23.65%           20.64%
2005       -2.93%            2.37%           11.27%            3.65%             3.81%           3.20%            2.07%
2006       38.81%           17.72%           39.78%           18.03%             1.60%          19.81%           15.52%
2007        1.70%            1.18%           14.03%            5.26%             3.35%          -9.56%           -3.76%
2008      -50.36%          -39.47%          -43.44%          -22.19%           -29.27%         -37.59%          -36.99%
2009       17.35%           14.47%           48.99%           21.76%            12.26%          60.17%           40.99%
2010       10.18%           15.82%            9.08%           16.93%            18.30%          15.20%           20.32%
2011       16.96%            5.68%           -8.41%            8.46%             7.07%          -8.73%            3.24%
2012        9.34%            5.03%           24.93%           12.49%             8.13%          20.51%           10.86%
2013       38.48%           28.84%           16.26%           33.47%            42.45%          37.53%           31.73%
2014       11.53%           12.95%           10.09%           11.58%             7.19%          -0.17%            5.28%
2015        7.77%           -5.94%           -6.45%           -2.85%             2.19%          -8.80%          -12.94%
2016       11.69%           23.14%           -2.88%           13.36%             0.77%          30.90%           15.97%
2017       10.13%            7.17%           15.76%           16.67%            19.47%           0.02%            6.73%
2018       -1.85%          -11.26%           -8.04%           -9.04%            -1.32%         -23.66%          -12.27%
2019        7.59%            6.48%            3.94%           12.23%            14.93%           9.35%           12.41%
(thru 3/29)


                                           COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
         (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                           Hypothetical Strategy Total Returns(1)(4)
     -----------------------------------------------------------------------------------------------------------------

                            Target         Target Global
              Target        Focus            Dividend      Target        Target      Target      Value Line(R)
            Double Play      Four             Leaders      Growth        Triad        VIP          Target 25
Year          Strategy     Strategy          Strategy     Strategy      Strategy    Strategy        Strategy
----        -----------    --------        -------------  --------      --------    --------     -------------

1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985                                                                                                  33.34%
1986                                                                                                  20.24%
1987                                                                                                  16.95%
1988                                                                                                  -9.37%
1989                                                                                                  48.20%
1990                                                                                     0.27%         3.16%
1991                                                                                    57.25%        83.80%
1992       13.52%                                                                        4.25%        -2.61%
1993       21.60%                                                                       22.21%        25.07%
1994        1.86%                                                                        2.20%        12.20%
1995       49.45%                                            31.14%                     43.06%        52.21%
1996       35.29%           27.94%                           25.17%       22.30%        38.83%        54.24%
1997       37.11%           37.36%                           41.35%       34.92%        25.98%        33.92%
1998       47.21%           31.10%            2.76%          37.35%       27.61%        51.41%        91.05%
1999       52.88%           45.24%           12.58%          33.98%       32.03%        48.97%       111.29%
2000        7.16%            9.76%            4.80%           8.54%       12.03%        -4.40%       -10.37%
2001       20.11%           20.30%            7.10%          -4.02%        5.02%       -11.16%        -0.08%
2002      -12.47%          -11.00%           -7.46%         -10.65%      -11.51%       -21.22%       -23.88%
2003       35.64%           38.98%           48.30%          34.22%       38.45%        34.93%        39.35%
2004       20.40%           21.71%           24.70%          16.91%       18.65%        13.18%        21.82%
2005       11.02%            9.01%           11.79%          17.30%       12.41%         6.89%        19.74%
2006        9.05%           14.32%           29.67%          17.01%       17.68%        11.99%         0.71%
2007       12.35%            7.08%           22.29%          20.13%       13.49%         9.39%        23.59%
2008      -45.55%          -43.31%          -30.05%         -52.43%      -47.47%       -45.83%       -51.41%
2009        8.54%           27.46%           53.52%          18.42%       27.37%        12.18%         3.16%
2010       22.21%           17.98%           20.31%          17.34%       16.49%        18.43%        28.63%
2011      -12.10%          -11.51%            0.45%         -12.39%       -8.26%        -1.94%       -29.25%
2012        9.54%           12.78%           12.86%           5.94%        7.60%        12.36%        14.23%
2013       31.31%           31.53%           25.36%          37.35%       33.35%        36.29%        34.01%
2014       11.33%            5.92%            3.23%           6.47%        4.63%         6.26%         9.99%
2015       -7.79%           -8.36%          -12.28%           8.40%        0.07%        -4.34%        -9.41%
2016       14.08%           19.02%           15.01%          -1.70%        4.92%         8.38%         5.35%
2017        7.25%            5.81%            7.50%          35.49%       24.70%        20.05%         7.54%
2018       -7.71%          -13.02%          -13.08%         -17.89%      -15.85%        -7.45%        -3.98%
2019        5.29%            6.78%            8.84%          13.26%       12.40%         8.82%         4.28%
(thru 3/29)

                                          COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
                                                     Index Total Returns(4)

                    Dow Jones U.S.                          Russell                            MSCI All         Cumulative
                   Select Dividend S&P 500(R)  S&P 1000(R)  3000(R)              Hang Seng   Country World    International
Year     DJIA(R)      Index(sm)     Index         Index      Index    FT Index     Index        Index         Index Returns(3)
----     -------   -----------     -------     --------     -------   --------   ---------   -------------    ----------------

1972     18.48%                    19.00%
1973    -13.28%                   -14.69%
1974    -23.58%                   -26.47%
1975     44.75%                    37.23%
1976     22.82%                    23.93%
1977    -12.84%                    -7.16%
1978      2.79%                     6.57%
1979     10.55%                    18.61%
1980     22.17%                    32.50%
1981     -3.57%                    -4.92%
1982     27.11%                    21.55%
1983     25.97%                    22.56%
1984      1.31%                     6.27%
1985     33.55%                    31.72%
1986     27.10%                    18.67%
1987      5.48%                     5.25%                                 38.32%      -10.02%                    11.26%
1988     16.14%                    16.56%                                  7.03%       16.05%                    13.07%
1989     32.19%                    31.62%                                 24.53%        5.52%                    20.75%
1990     -0.56%                    -3.19%                                 10.36%        6.74%                     5.51%
1991     24.19%                    30.33%                                 14.88%       42.46%                    27.17%
1992      7.41%     22.65%          7.61%                                 -2.18%       28.89%                    11.37%
1993     16.93%     14.59%         10.04%                                 20.25%      123.33%                    53.50%
1994      5.01%     -0.19%          1.30%                                  1.19%      -30.00%                    -7.93%
1995     36.87%     42.80%         37.50%       30.69%       36.57%       17.83%       27.30%                    27.33%
1996     28.89%     25.08%         22.89%       19.85%       21.63%       20.55%       37.50%                    28.98%
1997     24.94%     37.83%         33.31%       30.26%       31.67%       16.44%      -17.66%                     7.91%
1998     18.15%      4.33%         28.55%       13.20%       24.11%       12.20%       -2.72%       21.97%        9.21%
1999     27.21%     -4.08%         21.03%       14.11%       20.96%       17.44%       73.42%       26.82%       39.36%
2000     -4.71%     24.86%         -9.10%       15.86%       -7.30%      -18.58%       -9.36%      -13.94%      -10.88%
2001     -5.43%     13.09%        -11.88%        1.45%      -11.43%      -23.67%      -22.39%      -15.91%      -17.16%
2002    -14.97%     -3.94%        -22.09%      -14.54%      -21.53%      -29.52%      -15.60%      -18.98%      -20.03%
2003     28.23%     30.16%         28.65%       36.61%       31.02%       26.27%       41.82%       34.63%       32.11%
2004      5.30%     18.14%         10.87%       18.39%       11.93%       20.80%       16.95%       15.75%       14.35%
2005      1.72%      3.79%          4.90%       10.93%        6.10%       12.45%        8.68%       11.37%        7.62%
2006     19.03%     19.54%         15.76%       11.89%       15.67%       40.25%       38.58%       21.53%       32.62%
2007      8.87%     -5.16%          5.56%        5.18%        5.16%        0.10%       42.83%       12.18%       17.27%
2008    -31.92%    -30.97%        -36.99%      -34.67%      -37.32%      -54.74%      -46.03%      -41.85%      -44.23%
2009     22.70%     11.13%         26.46%       33.48%       28.29%       33.98%       56.52%       35.41%       37.73%
2010     14.10%     18.32%         15.08%       26.55%       16.93%       13.44%        8.29%       13.21%       11.94%
2011      8.34%     12.42%          2.08%       -0.92%        1.00%      -13.70%      -17.27%       -6.86%       -7.55%
2012     10.23%     10.84%         15.98%       17.40%       16.41%       27.18%       27.66%       16.80%       21.69%
2013     29.63%     29.06%         32.36%       35.87%       33.55%       32.71%        6.55%       23.44%       22.96%
2014     10.02%     15.36%         13.66%        8.54%       12.53%       -5.04%        5.28%        4.71%        3.42%
2015      0.23%     -1.64%          1.38%       -2.11%        0.48%        1.36%       -3.82%       -1.84%       -0.74%
2016     16.46%     21.98%         11.93%       22.49%       12.70%       -8.64%        4.14%        8.48%        3.99%
2017     28.07%     15.44%         21.80%       15.33%       21.10%       18.59%       40.16%       24.62%       28.94%
2018     -3.48%     -5.94%         -4.39%      -10.30%       -5.24%      -19.79%      -10.76%       -8.93%      -11.34%
2019     11.80%     11.08%         13.64%       13.59%       14.03%       12.33%       12.58%       12.33%       12.24%
(thru 3/29)

______________________

See "Notes to Comparison of Hypothetical Total Return" on page 68.

Page 67


                NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the S&P 1000(R) Index, which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, hypothetical Total Return on the Hang Seng Index does not include any dividends paid. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. If a security which is selected by a Strategy is merged out of existence, delisted or suffers a similar fate during the period in which such hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns. Based on the year-by-year hypothetical returns contained in the above tables, over the full years as listed above, with the exception of The Dow(R) Target Dividend Strategy and the S&P Target SMid 60 Strategy, each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index, as shown in the table below.

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) The combination of the DJIA(R), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(R).
The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows:
DJIA(R), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

(4) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Compustat, as confirmed by Bloomberg L.P. and FactSet.



                       HYPOTHETICAL COMPARISON OF AVERAGE ANNUAL RETURN FOR PERIODS ENDING DECEMBER 31, 2018

        Hypothetical Strategy Average Annual Return                               Index Average Annual Return
                                                  Since                                                                    Since
Strategy                   1 Year  5 Year 10 Year Inception Corresponding Index                     1 Year  5 Year 10 Year Inception
____________________________________________________________________________________________________________________________________
The Dow(R) Target 5         -1.85%  7.73% 12.76%  12.44%    DJIA(R) (12/31/71 - 12/31/18)             -3.48% 9.68%  13.15%  10.82%
The Dow(R) Target Dividend -11.26%  4.47%  8.96%  10.75%    Dow Jones U.S. Select Dividend Index(sm)  -5.94% 8.49%  12.26%  11.44%
                                                            S&P 500(R) Index (12/31/91 - 12/31/18)    -4.39% 8.48%  13.10%   9.04%
Global Target 15            -8.04%  1.26%  8.70%   9.80%    Cumulative International Index           -11.34% 4.06%  10.04%   9.59%
S&P Dividend Aristocrats
 Target 25                  -9.04%  5.45% 11.70%   8.53%    S&P 500(R) Index (12/31/99 - 12/31/18)    -4.39% 8.48%  13.10%   4.86%
S&P Target 24               -1.32%  5.41% 11.04%  10.68%    S&P 500(R) Index (12/31/85 - 12/31/18)    -4.39% 8.48%  13.10%  10.25%
S&P Target SMid 60         -23.66% -1.87%  9.77%  10.92%    S&P 1000(R) Index                        -10.30% 6.13%  13.65%  11.32%
Target Diversified
 Dividend                  -12.27% -0.10%  9.79%  10.58%    Russell 3000(R) Index                     -5.24% 7.90%  13.17%   9.40%
Target Double Play          -7.71%  3.00%  6.87%  12.36%    S&P 500(R) Index (12/31/91 - 12/31/18)    -4.39% 8.48%  13.10%   9.04%
Target Focus Four          -13.02%  1.23%  7.70%  10.79%    S&P 500(R) Index (12/31/95 - 12/31/18)    -4.39% 8.48%  13.10%   8.31%
Target Global Dividend
 Leaders                   -13.08% -0.55%  9.83%   9.74%    MSCI All Country World Index              -8.93% 4.82%  10.05%   5.78%
Target Growth              -17.89%  4.77%  8.38%  10.48%    S&P 500(R) Index (12/31/94 - 12/31/18)    -4.39% 8.48%  13.10%   9.40%
Target Triad               -15.85%  2.88%  8.45%   9.72%    S&P 500(R) Index (12/31/95 - 12/31/18)    -4.39% 8.48%  13.10%   8.31%
Target VIP                  -7.45%  4.13%  9.34%  10.98%    S&P 500(R) Index (12/31/89 - 12/31/18)    -4.39% 8.48%  13.10%   9.27%
Value Line(R) Target 25     -3.98%  1.63%  4.53%  14.77%    S&P 500(R) Index (12/31/84 - 12/31/18)    -4.39% 8.48%  13.10%  10.83%

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                                Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 per Unit and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 19, 2019 through September 20, 2019. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                             Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                 Additional
(in millions)                               Concession
______________________________________________________
$25 but less than $100                          0.035%
$100 but less than $150                         0.050%
$150 but less than $250                         0.075%
$250 but less than $1,000                       0.100%
$1,000 but less than $5,000                     0.125%
$5,000 but less than $7,500                     0.150%
$7,500 or more                                  0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.

Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                             The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                              The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                             How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                              Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                   Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of a Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. These summaries may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.
---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions" section of the prospectus for more information.

The Trusts intend to qualify as grantor trusts under the federal tax laws. If a Trust qualifies as a grantor trust, such Trust will not be taxed as a corporation for federal income tax purposes and will not pay federal income taxes. For federal income tax purposes, in grantor trusts you are deemed to own a pro rata portion of the underlying assets of a Trust directly, and as such you will be considered to have received a pro rata share of income. All taxability issues are taken into account at the Unit holder level.

Income from the Trusts.

Income realized by a Trust passes through and is treated as income of the Unit holders. Income is reported without any deduction for expenses. Expenses are separately reported. Generally, the income paid to Unit holders is net the expenses of a Trust, but the income reportable by Unit holders is gross the expenses of such Trust.

You may be required to recognize income for federal income tax purposes in one year even if you do not receive a corresponding distribution from a Trust, or do not receive the corresponding distribution from such Trust until a later year. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.


Some income from Trust assets may have been received as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. Income from Trust assets (including capital gain income) may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.


Certain Stock Dividends.

Ordinary income dividends paid on certain stock held by a Trust are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction on qualifying dividends received by a Trust from certain corporations.


Some portion of the dividends on your Units that are attributable to dividends received by the Trust from REIT shares may be designated by the Trust as eligible for a deduction for qualified business income.


Sale of Units.

If you sell your Units (whether to a third party or to your Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Trust assets from the amount you receive from the sale. You can generally determine your original tax basis in each Trust asset by apportioning the cost of your Units, including sales charges, among the Trust assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

The tax statement you receive may contain information to allow you to calculate and adjust your basis in Trust assets and determine whether any gain or loss recognized by you should be considered long-term capital gain, short-term capital gain or return of capital. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Under the wash sale rules, all or a portion of any loss you may recognize on a disposition of your Units or on a disposition of assets by a Trust may be disallowed if you purchase stocks or other assets that are the same as or substantially identical to any of the assets held directly or indirectly through such Trust within 30 days of the disposition.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust purchases shares in PFICs, you may be subject to U.S. federal income tax on a portion of certain distributions from the PFICs or on gains from the disposition of such PFIC shares at tax rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the form of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFICs in your taxable income even if not distributed to a Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFICs, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Financial Accounts.

A Trust may directly or indirectly hold financial accounts outside of the United States. You may have certain reporting obligations to the United States Treasury Department under its rules relating to the reporting of foreign bank and financial accounts (commonly known as "FBAR"). You should consult with your tax advisor as to any reporting obligations that you may have as a result of your investment in a Trust.

Non-U.S. Investors.


If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to certain interest income may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax was also scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends after December 31, 2018. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.


It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 30 business days before the Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. You will not recognize gain or loss if you only receive whole Trust assets in exchange for the identical amount of your pro rata portion of the same Trust assets held by your Trust. However, if you also receive cash in exchange for a Trust asset or a fractional portion of a Trust asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional portion.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into a future series of such Trust, the exchange would generally be considered a sale for federal income tax purposes. Under the wash sale rules, if the series into which you roll your proceeds holds the same or substantially identical assets, any loss you recognize on the rollover will be disallowed.

State and Local Taxes.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

Regulated Investment Company Trusts.
------------------------------------

The following discussion pertains to the S&P Dividend Aristocrats Target 25 Portfolio, the S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio and Target VIP Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions" section of the prospectus for more information.

Each Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, such Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by a Trust.

Income from the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary income dividends, capital gain dividends and return of capital. Income reported is generally net of expenses (but see "Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from a Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, a Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.


Some distributions from a Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from a Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from a Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.


Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trusts are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by a Trust from certain corporations.


Some portion of the dividends on your Units that are attributable to dividends received by the Trust from REIT shares may be designated by the Trust as eligible for a deduction for qualified business income.


Sale of Units.

If you sell your Units (whether to a third party or to a Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust holds an equity interest in PFICs, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to such Trust Unit holders. Similarly, if a Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. A Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level or on a Portfolio Fund. A Trust (or the Portfolio Fund) may be able to make an election that could limit the tax imposed on such Trust (or the Portfolio
Fund). In this case, a Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, a Trust (or the Portfolio Fund) might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.


If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to certain interest income may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax is also scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends after December 31, 2018. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.


It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio or the Target VIP Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.


Taxation of Dividends. U.S. resident Unit holders who hold their Units as an investment and are not resident in the United Kingdom for U.K. tax purposes for the relevant tax year will not generally be liable for U.K. tax on income in respect of dividends received from a U.K. company.

Taxation of Capital Gains. U.S. investors who are not resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio or the Target VIP Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the United Kingdom through a permanent establishment, or in the case of individual holders, such persons carry on a trade, profession or vocation in the United Kingdom through a branch or agency, and the Units are used for the purposes of such trade, profession or vocation or used, held or acquired for the purposes of such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident in the United Kingdom and become resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S. federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A purchase of Securities issued by a U.K. incorporated company (such as some of the Securities listed in the FT Index) will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") needing to be paid by the purchaser. The Global Target 15 Portfolio and the Target VIP Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio or the Target VIP Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio do not give rise to Hong Kong estate duty liability.

                                Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                             Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

                        Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All

Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                              Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target Focus Four Portfolio, Target Triad Portfolio or Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the S&P Dividend Aristocrats Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the S&P Dividend Aristocrats Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target

Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                            Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

                        Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

                     Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                          Information on the Sponsor,
                             Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA


The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $425 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2018, the total partners' capital of First Trust Portfolios L.P. was $44,255,416.


This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                               Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

Nasdaq, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. (including its affiliates) ("Nasdaq," with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                     This page is intentionally left blank.

Page 87


                                 First Trust(R)

                      Dow(R) Target 5 2Q '19 - Term 7/9/20
                    Dow(R) Target Dvd. 2Q '19 - Term 7/9/20
                     Global Target 15 2Q '19 - Term 7/9/20
            S&P Dividend Aristocrats Target 25 2Q '19 - Term 7/9/20
                       S&P Target 24 2Q '19 - Term 7/9/20
                    S&P Target SMid 60 2Q '19 - Term 7/9/20
                    Target Divsd. Dvd. 2Q '19 - Term 7/9/20
                     Target Dbl. Play 2Q '19 - Term 7/9/20
                      Target Focus 4 2Q '19 - Term 7/9/20
                Target Global Dvd. Leaders 2Q '19 - Term 7/9/20
                       Target Growth 2Q '19 - Term 7/9/20
                       Target Triad 2Q '19 - Term 7/9/20
                        Target VIP 2Q '19 - Term 7/9/20
                 Value Line(R) Target 25 2Q '19 - Term 7/9/20
                                    FT 7950

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                       24-Hour Pricing Line: 800-446-0132
    Please refer to the "Summary of Essential Information" for each Trust's
                                 Product Code.

                            ________________________

 When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


             -  Securities Act of 1933 (file no. 333-229546) and

             -  Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trusts is available on the EDGAR Database on the SEC's
                          Internet site atwww.sec.gov.

                     To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC,
                     100 F Street, N.E., Washington, D.C. 20549 e-mail address: publicinfo@sec.gov


                                 April 9, 2019


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 88


                                 First Trust(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 7950 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated April 9, 2019. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Dow Jones & Company, Inc.                                                      1
Nasdaq, Inc.                                                                   2
Value Line Publishing LLC                                                      3
New York Stock Exchange                                                        3
Risk Factors
   Securities                                                                  3
   Dividends                                                                   4
   REITs                                                                       4
   Hong Kong and China                                                         5
   United Kingdom                                                              7
   Foreign Issuers                                                             7
   Emerging Markets                                                            8
   Exchange Rates                                                              9
   Small and/or Mid Capitalization Companies                                  12
Concentrations
   Concentration Risk                                                         12
   Communication Services                                                     12
   Consumer Products                                                          12
   Energy                                                                     13
   Financials                                                                 14
   Health Care                                                                18
   Information Technology                                                     19
Litigation
   Tobacco Industry                                                           20
Securities                                                                    21
   The Dow(R) DART 5 Strategy Stocks                                          21
   The Dow(R) Target 5 Strategy Stocks                                        21
   The Dow(R) Target Dividend Strategy Stocks                                 22
   European Target 20 Strategy Stocks                                         23
   Global Target 15 Strategy Stocks                                           24
   Nasdaq(R) Target 15 Strategy Stocks                                        25
   NYSE(R) International Target 25 Strategy Stocks                            26
   S&P Dividend Aristocrats Target 25 Strategy Stocks                         28
   S&P Target 24 Strategy Stocks                                              29
   S&P Target SMid 60 Strategy Stocks                                         31
   Target Diversified Dividend Strategy Stocks                                34
   Target Global Dividend Leaders Strategy Stocks                             36
   Target Growth Strategy Stocks                                              40
   Target Small-Cap Strategy Stocks                                           42
   Value Line(R) Target 25 Strategy Stocks                                    44

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P Dividend Aristocrats Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index (collectively, the "Licensed Indexes") are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use.

Standard & Poor's(R), S&P(R), S&P 500(R), S&P Dividend Aristocrats, S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the Sponsor or First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, Target Double Play Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio (collectively, the "Trusts") are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the Licensed Indexes to track general market performance. S&P Dow Jones Indices' only relationship to First Trust Advisors L.P. with respect to the Licensed Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trusts. There is no assurance that investment products based on the Licensed Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500(R) Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Nasdaq, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of Nasdaq, Inc. (which with its affiliates is the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing LLC

Value Line Publishing LLC's ("VLP") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLP's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLP trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLP without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLP is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLP MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLP DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLP ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM OR THE PRODUCT. VLP HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLP BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered trademark of, and "NYSE International 100
Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE(R) International Target 25 Strategy; recommend that any person invest in the NYSE(R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE(R) International Target 25 Strategy; consider the needs of the NYSE(R) International Target 25 Strategy or the owners of the NYSE(R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE(R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE(R) International Target 25 Strategy, the owners of the NYSE(R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE(R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Global Dividend Leaders Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.


REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Hong Kong and China. Hong Kong's free market economy is highly dependent on international trade and finance. The value of the goods and services trade, which includes a large share of re-exports, is about four times GDP. Hard alcohol, tobacco, oil and methyl alcohol are the only four commodities which are subject to excise duties by Hong Kong. Hong Kong does not have any tariffs on imported goods, quotas or dumping laws. Hong Kong's currency is linked closely to the United States dollar, maintaining an arrangement established in 1983. Hong Kong's property prices have risen rapidly due to excess liquidity, low interest rates and a tight housing supply. Housing is increasingly unaffordable for lower and middle-income segments of the population. Hong Kong's open economy leaves it exposed to the global economic situation. Hong Kong is vulnerable to renewed global financial market volatility or a slowdown in the global economy due to its continued reliance on foreign trade and investment.

Hong Kong's government promotes the Special Administrative Region as the site for Chinese renminbi ("RMB") internationalization. Residents of Hong Kong are now permitted to establish RMB-denominated savings accounts. Further, RMB-denominated corporate and Chinese government bonds have been issued in Hong Kong and RMB trade settlement is now allowed in Hong Kong. However, after the People's Bank of China changed the way it set the central party rate in August 2015, offshore RMB activities experienced a setback. RMB deposits in Hong Kong fell from 1.0 trillion RMB in 2014 to 559 billion RMB in 2017. RMB trade settlement handled by banks in Hong Kong also shrank from 6.8 trillion RMB in 2015 to 3.9 trillion RMB in 2017.

China has long been Hong Kong's largest trading partner and China accounts for roughly half of Hong Kong's total trading by value. Natural resources are limited in Hong Kong, which results in the need for food and raw material imports. China has eased travel restrictions to Hong Kong and as a result the number of tourists from China to travel to Hong Kong has greatly increased from 4.5 million in 2001 to 47.3 million in 2014, which outnumbered visitors from all other countries combined. However, after peaking in 2014, overall tourist arrivals in Hong Kong dropped 2.5% in 2015 and 4.5% in 2016. The tourism sector rebounded in 2017, with visitor arrivals rising 3.2% to 58.47 million. Travelers from Mainland China accounted for 76% of the total tourism in Hong Kong in 2017. The Hong Kong Stock Exchange is now the premier stock market for Chinese firms who seek to list abroad. In 2015, companies from China constituted close to 50% of the firms listed on the Hong Kong Stock Exchange. These companies also accounted for about 66% of the Exchange's market capitalization. In the past decade, the service industry in Hong Kong has grown rapidly as Hong Kong's manufacturing industry moved to China. In order to forge closer ties between Hong Kong and China, the two signed a new agreement on achieving basic liberalization of trade in services in Guangdong Province under the Closer Economic Partnership Agreement (CEPA). Effective March 2015, these new measures cover a negative list and a most-favored treatment provision. The measures are designed to improve access to the China's service sector for companies based in Hong Kong including cross-border services as well as cultural and telecommunications services. In June 2017, the Investment Agreement and the Agreement on Economic and Technical Cooperation (Ecotech Agreement) were signed under the framework of CEPA.

Economic integration between Hong Kong and China is most evident in the banking and financial sector. The Hong Kong-Shanghai Stock Connect, the Mutual Recognition of Funds and The Hong Kong Shanghai Gold Connect initiatives are important steps in allowing access to China's capital markets and have reinforced Hong Kong's important role as China's offshore RMB market. Additional connect schemes such as ETF Connect (for exchange-traded fund products) are also being explored by Hong Kong authorities. In 2017, Chief Executive Lam announced plans to increase government spending on education, technological innovation, and research and development in order to encourage continued economic growth through greater sector diversification.

Since 1978, China has gradually transformed from a closed, centrally planned system to a system that is more market-oriented and that plays a major global role. In 2010, China became the largest exporter in the world and the largest trading nation in 2013. The reforms in China began with the phase-out of collectivized agriculture, and has expanded to include the gradual liberalization of prices, fiscal decentralization, increased autonomy for state enterprises, creation of a modern banking system, development of stock markets, growth of the private sector, and opening to foreign trade and investment. China continues to pursue an industrial policy, state-support of key sectors and a restrictive investment regime. GDP has increased more than tenfold due to the efficiency gains that resulted from the restructuring of the economy that began in 1978. In 2014, China passed the United States as the largest economy in the world, based on purchasing price parity, for the first time in modern history. In 2017, China was the largest economy in the world, however, China's per capita income is below the world average.

After linking its currency closely to the U.S. dollar for years, China converted to an exchange rate system that references a basket of currencies in July 2005. From the middle of 2005 to late 2008, the RMB appreciated more than 20% against the United States dollar. However, from the start of the global financial crisis until June 2010, the exchange rate remained pegged to the United States dollar. After June 2010, Beijing allowed the resumption of gradual liberalization. In 2015, the People's Bank of China announced it would continue to carefully encourage the full convertibility of the RMB after the currency was accepted as part of the International Monetary Fund's special drawing rights basket. To better manage the exchange rate and maintain financial stability, the Chinese government has strengthened capital controls and oversight of overseas investments since late 2015.

In addition to slowing economic growth, the Chinese government faces a number of economic challenges. To overcome these economic challenges, China must reduce the high domestic savings rate and increase the correspondingly low domestic demand, service its high corporate debt burdens, provide higher-wage job opportunities for the striving middle class, rural migrants and college graduates, diminish speculative investment in the real estate sector, reduce industrial overcapacity and more efficiently allocate capital to raise productivity growth rates. Coastal provinces in China have experienced greater economic development than the interior provinces. By 2016, more than 169.3 million migrant workers in search of work and their dependents had relocated to urban areas. The population control policy in China, which was relaxed in 2016 to allow all families to have two children, has caused China to now be one of the most rapidly aging countries in the world. Another long-term problem is the deterioration in the environment, which includes air pollution, soil erosion, and the steady fall of the water table, especially in the north.

Further, urbanization and erosion continue to destroy arable land in China. The Chinese government is seeking to add energy production capacity by focusing on sources such as natural gas, nuclear and clean energy development, rather than coal and oil. China ratified the Paris Agreement in 2016 and committed to limit its carbon dioxide emissions between 2025 and 2030.

The Chinese government's 13th Five-Year Plan, which was unveiled in March 2016, emphasizes continued economic reforms and the need to increase innovation and domestic consumption. This plan is intended to decrease future dependence on government investments, exports and heavy industry, however China has made more progress on subsidizing innovation than rebalancing the economy. In 2010, Chinese leaders pledged to double GDP by 2020 and the 13th Five-Year Plan includes annual growth targets of at least 6.5% to achieve that goal. In recent years, China has again supported state-owned enterprises in sectors China considers important to "economic security." This renewed support includes a focus on fostering globally competitive industries. The Chinese government's policies continue to favor state-owned enterprises and emphasize stability. Economic efficiency and private initiative have been threatened by Chinese leaders undermining market-oriented reforms and reaffirming the "dominant" role of the state in the economy. However, a slight acceleration in economic growth in 2017 gives Beijing more opportunity to purse its economic reforms and its commitment to giving the market a more decisive role in allocating resources.

United Kingdom. The United Kingdom is a leading global trading power and financial center. The United Kingdom is the third largest economy in Europe after Germany and France. In the United Kingdom, agriculture is intensive, highly mechanized, and efficient as compared to European standards. Agriculture produces about 60% of United Kingdom food needs while making use of less than 2% of the labor force. The United Kingdom became a net importer of energy in 2005. Although the United Kingdom has large coal, natural gas, and oil resources, its oil and natural gas reserves are declining. Key drivers of British GDP growth are services, particularly banking, insurance, and business services. However, manufacturing continues to decline in importance, but still accounts for about 10% of economic output.

In 2008, due to the importance of its financial sector, the global financial crisis hit the economy in the United Kingdom particularly hard. Sharp declines in home prices, high consumer debt, and the global economic slowdown compounded the United Kingdom's economic problems. The economy was pushed into recession in the second half of 2008 and prompted the then Prime Minister Gordon Brown-led (Labour) government to implement a number of measures. Aimed to stimulate the economy and stabilize the financial markets, these measures included nationalizing parts of the banking system, temporarily cutting taxes, suspending public sector borrowing rules, and moving forward public spending on capital projects. In the face of growing public deficits and debt levels, the Prime Minister David Cameron-led coalition government (between Conservatives and Liberal Democrats) initiated an austerity program in 2010, which also continued under the new Conservative majority government. Despite this program, the deficit still remains one of the highest in the G7, at 3.6% of GDP as of 2017. The government has pledged to lower the corporation tax from 20% to 17% by 2020. At the end of 2017, the United Kingdom had a debt burden of 90.4% GDP.


The United Kingdom's economy has begun to slow since the vote to leave the European Union in June 2016. Depreciation of the British pound has increased consumer and producer prices, burdening consumer spending. The United Kingdom and other European Union members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services. Prime Minister May is seeking a new "deep and special" trade relationship with the European Union following the United Kingdom's exit. Economists, however, doubt that the United Kingdom will be able to preserve the benefits of European Union membership without the obligations. The United Kingdom was originally expected to leave the European Union at the end of March 2019. However, the European Union agreed to postpone the official date until mid-April 2019. Prime Minister May recently requested the European Union further delay the United Kingdom's withdrawal until the end of July 2019.


Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain securities issued by, or invest in securities issued by, companies headquartered or incorporated in countries considered to be emerging markets. An investment in Units of these Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio and the Target VIP Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

                            Foreign Exchange Rates

                 Range of Fluctuations in Foreign Currencies

                 United Kingdom
Annual           Pound Sterling/       Hong Kong/            Euro/
Period             U.S. Dollar         U.S. Dollar        U.S. Dollar
______           _______________       ___________        ___________
1983             0.616-0.707           6.480-8.700
1984             0.670-0.864           7.774-8.869
1985             0.672-0.951           7.729-7.826
1986             0.643-0.726           7.768-7.819
1987             0.530-0.680           7.751-7.822
1988             0.525-0.601           7.764-7.825
1989             0.548-0.661           7.775-7.817
1990             0.504-0.627           7.740-7.817
1991             0.499-0.624           7.716-7.803
1992             0.498-0.667           7.697-7.781
1993             0.630-0.705           7.722-7.766
1994             0.610-0.684           7.723-7.748
1995             0.610-0.653           7.726-7.763
1996             0.583-0.670           7.726-7.742
1997             0.584-0.633           7.725-7.750
1998             0.584-0.620           7.735-7.750
1999             0.597-0.646           7.746-7.775        0.845-0.999
2000             0.605-0.715           7.774-7.800        0.967-1.209
2001             0.665-0.728           7.797-7.800        1.045-1.196
2002             0.621-0.710           7.798-7.800        0.953-1.164
2003             0.560-0.643           7.706-7.800        0.794-0.965
2004             0.514-0.570           7.763-7.800        0.733-0.846
2005             0.518-0.583           7.752-7.800        0.743-0.857
2006             0.505-0.581           7.751-7.793        0.749-0.846
2007             0.474-0.521           7.750-7.830        0.672-0.776
2008             0.492-0.695           7.750-7.815        0.625-0.803
2009             0.598-0.727           7.750-7.760        0.661-0.798
2010             0.611-0.698           7.751-7.805        0.689-0.839
2011             0.599-0.652           7.763-7.809        0.674-0.775
2012             0.614-0.653           7.750-7.770        0.743-0.829
2013             0.604-0.673           7.751-7.765        0.725-0.782
2014             0.583-0.644           7.769-7.750        0.718-0.827
2015             0.630-0.683           7.750-7.771        0.826-0.953
2016             0.672-0.825           7.750-7.819        0.867-0.963
2017             0.736-0.830           7.755-7.826        0.831-0.961
2018             0.697-0.801           7.804-7.850        0.799-0.891

Source: Bloomberg L.P.

               End of Month Exchange Rates for Foreign Currencies

                 United Kingdom
Monthly          Pound Sterling/       Hong Kong/            Euro/
Period             U.S. Dollar         U.S. Dollar        U.S. Dollar
______           _______________       ___________        ___________
2014:
 January         .608                  7.765              .742
 February        .597                  7.760              .725
 March           .600                  7.757              .726
 April           .593                  7.753              .721
 May             .597                  7.753              .733
 June            .585                  7.750              .730
 July            .592                  7.750              .747
 August          .602                  7.750              .761
 September       .617                  7.765              .792
 October         .625                  7.755              .798
 November        .639                  7.754              .803
 December        .642                  7.755              .827
2015:
 January         .664                  7.752              .886
 February        .648                  7.756              .893
 March           .675                  7.752              .932
 April           .651                  7.751              .891
 May             .654                  7.753              .910
 June            .636                  7.752              .897
 July            .640                  7.753              .910
 August          .652                  7.750              .892
 September       .661                  7.750              .895
 October         .648                  7.751              .909
 November        .664                  7.753              .947
 December        .679                  7.751              .921
2016:
 January         .702                  7.786              .923
 February        .719                  7.776              .920
 March           .696                  7.757              .879
 April           .684                  7.757              .873
 May             .690                  7.771              .898
 June            .751                  7.759              .900
 July            .756                  7.758              .895
 August          .761                  7.757              .896
 September       .771                  7.756              .890
 October         .817                  7.755              .911
 November        .800                  7.757              .944
 December        .810                  7.756              .951
2017:
 January         .795                  7.759              .926
 February        .808                  7.762              .946
 March           .797                  7.771              .939
 April           .772                  7.778              .918
 May             .776                  7.792              .889
 June            .768                  7.807              .875
 July            .757                  7.810              .844
 August          .773                  7.826              .840
 September       .746                  7.811              .846
 October         .753                  7.799              .857
 November        .739                  7.810              .840
 December        .740                  7.814              .833
2018:
 January         .705                  7.823              .806
 February        .727                  7.826              .820
 March           .714                  7.849              .811
 April           .727                  7.848              .828
 May             .752                  7.843              .855
 June            .757                  7.847              .856
 July            .762                  7.849              .855
 August          .772                  7.849              .862
 September       .767                  7.828              .862
 October         .783                  7.842              .884
 November        .784                  7.824              .884
 December        .784                  7.832              .872
2019
 January         .763                  7.850              .874
 February        .754                  7.850              .879
 March           .767                  7.847              .891

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentrations


Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If the trust is concentrated in more than one sector, at least 25% of the trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Dow(R) Target 5 Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of consumer products and health care companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financials companies. The Global Target 15 Portfolio is concentrated in stocks of communication services and financials companies. The S&P Dividend Aristocrats Target 25 Portfolio is concentrated in stocks of consumer products companies. The S&P Target SMid 60 Portfolio is concentrated in stocks of energy companies. The Target VIP Portfolio is concentrated in stocks of consumer products and information technology companies.


Communication Services. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector are subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Consumer Products. Risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Energy. The business activities of energy companies may include: production, generation, transmission, marketing, control, or measurement of coal, gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

Demand for energy is closely related to general economic growth. Recessions and periods of low or negative economic growth typically have a direct unfavorable impact on companies that produce energy. Apart from economic growth, factors that impact the demand for energy include civil unrest, high fluctuations in population, improvements in energy efficiency through technological advances, seasonal weather changes, which impact the demand for energy for heating and cooling, the increased viability of alternative energy, and changing consumer preferences or technologies that provide additional fuel choices, such as alternative fueled vehicles.

Energy supply levels may also be reduced by factors such as decisions by OPEC members to adhere to production quotas, natural disasters, or the unexpected unavailability of distribution outlets. Increases in the supply of energy may be due to new technologies that enhance recovery of oil and gas from existing sources and the development of new sources of energy. Factors that increase supply have the tendency to reduce the price of energy when such increases are not offset by growth in demand. Such a decrease in prices may be possible as energy production has increased as a result of a surge in U.S. shale-gas and oil, as well as the discoveries of Brazilian offshore oil, however it may take several years to determine the impact new sources will have on energy prices. These potential increases in production combined with the pace and timing of the world's economic recovery, creates considerable uncertainty associated with energy outlook. The Sponsor believes certain factors may increase the profitability of oil and petroleum operations such as improvements in refinery operating margins caused by increases in average domestic refinery utilization rates, for example. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others.

Increasing sensitivity to environmental concerns will also pose serious long term challenges to the energy sector. Refiners are likely to be required to make heavy capital investments and major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act or to comply with increased regulation in response to the Gulf of Mexico oil spill. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the sector entirely or access may be limited to new exploration opportunities. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in the United States and/or abroad could negatively affect the price of oil and the profitability of oil companies. In addition, falling oil and gas prices may negatively impact the profitability and business prospects of certain energy companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products sector include the concomitant volatility of crude oil prices, increasing public and govern mental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy products sector. While legislation has been enacted to deregulate certain aspects of the energy sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector stocks in the Trust.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. During the financial crisis that began in 2007, economic conditions in the real estate markets deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans deteriorated as well. While an improving economy and low interest rates have increased the demand for real estate, banks and thrifts still face difficulties. A recent example is the Ability to Repay Rule, which became effective on January 10, 2014. This rule requires that a potential borrower's financial information be supplied and verified by lenders. This information must be used in determining a borrower's ability to pay back a loan. These additional steps present a number of compliance challenges for lenders and could influence the types of mortgage products that lenders offer in the future.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). Dodd-Frank calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries.

Dodd-Frank established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S. financial system. The role of the FSOC is to identify risks to the financial stability of the United States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a non-bank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the FRB, the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. FASB ASC 820, "Fair Value Measurement" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor and this increase was made permanent by Dodd-Frank. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions;
(vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) the establishment of the Federal Insurance Office, which has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the

United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Health Care. Health care companies include those involved in health care/managed care, hospital management/health services, the creation and development of drugs and biotechnology, and the development of advanced medical devices, instruments and other supplies, all of which have unique potential risks. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have operating losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services.

As the number of older people in the United States increases, the health care system is increasingly burdened by the costs related to chronic illnesses, injuries, disabilities, nursing home care and home health care. These costs may be exaggerated for health care facility operators who may already be burdened by events and conditions including fluctuating demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party programs. The challenges presented by an increase in the elderly population may require an increase in spending to improve and expand the health care infrastructure as well as overall reform to the entire health care system.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The long-term effects of any such proposals on the health care sector remain uncertain and cannot be predicted.


Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub-$1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

The social media industry is also highly competitive and subject to the risks involved with information technology companies, namely, short product life cycles, evolving industry standards, loss of patent protections, rapidly changing technologies and frequent new product introductions. Additional risks generally applicable to social media companies include, without limitation: disruption of services due to internal or external technical issues; security breaches of private, proprietary and confidential information; and evolving laws and regulations, foreign or domestic, that could negatively affect operations. Furthermore, the sustainability of the business models employed by social media companies remain largely unproven.


Litigation

Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc. In July 2017, Reynolds American Inc. merged with and into British American Tobacco Plc, with Reynolds American Inc. surviving as a wholly owned subsidiary of British American Tobacco Plc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                      The Dow(R) DART 5 Strategy Stocks


Apple Inc., headquartered in Cupertino, California, is a technology company. The company designs, manufactures and markets personal computers, related personal computing and mobile communication devices through the company's retail and online stores, resellers and third-party wholesalers.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services and distributes its equipment through a global network of dealers.

Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

The Home Depot, Inc., headquartered in Atlanta, Georgia, is a home improvement retailer. The company operates do-it-yourself warehouse stores in the United States, Canada and Mexico that sell a wide assortment of building material, home improvement, and lawn and garden products.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.


                     The Dow(R) Target 5 Strategy Stocks


The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.

                  The Dow(R) Target Dividend Strategy Stocks


BB&T Corporation, headquartered in Winston-Salem, North Carolina, through its subsidiaries, conducts a general banking business for retail and commercial clients in the mid-Atlantic geographic area. The company also offers non-banking services such as loans and lease financing, wholesale insurance brokerage services and investment advisory services.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a financial holding company that provides a variety of financial services to individuals and small to medium-sized businesses. The company, through its subsidiaries, offers services in Pennsylvania, Kentucky, Maryland, Ohio, Tennessee and West Virginia.

General Motors Company, headquartered in Detroit, Michigan, is an automotive company. The company designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's refineries serve markets in the Mid-Continent, Southwest and Rocky Mountain regions of the United States.

Huntsman Corporation, headquartered in The Woodlands, Texas, through its subsidiaries, engages in the manufacture and marketing of differentiated chemical and inorganic chemical products used in adhesives, automotive and aerospace products and construction and consumer products. The company markets their products globally to industrial and consumer customers.

KeyCorp, headquartered in Cleveland, Ohio, through its subsidiaries, conducts a commercial and retail banking business via full-service banking offices located throughout the United States. The company also provides trust, personal financial cash management, investment banking, securities brokerage and international banking services.

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores under the brand names "Macy's," "Bloomingdale's" and "bluemercury." The company offers a wide range of merchandise, including apparel and accessories, cosmetics, home furnishings and other consumer goods.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a multi-bank holding company. Through its subsidiaries, the company offers a full range of banking services and originates multi-family mortgage, commercial real estate and construction loans.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

Occidental Petroleum Corporation, headquartered in Houston, Texas, is a multinational organization whose principal business segments are oil and gas exploration and production, as well as chemical and vinyl manufacturing and marketing.

PacWest Bancorp, headquartered in Beverly Hills, California, operates as the holding company for Pacific Western Bank, which provides commercial, industrial and private banking services in California and vicinity.

People's United Financial, Inc., headquartered in Bridgeport, Connecticut, is a bank holding company for People's United Bank, offering services to individual, corporate and municipal customers. The company has offices in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States and worldwide. The company's products and services include life insurance, mutual funds, pension and retirement-related services and administration, annuities and asset management.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate institutions and individual customers in the states of Florida, Mississippi, Tennessee and Texas.

United Bankshares, Inc., headquartered in Charleston, West Virginia, through its subsidiaries, provides commercial and retail banking services in West Virginia, Maryland, Ohio, Pennsylvania, Virginia and Washington, D.C. The company also offers asset management, property title insurance, financial planning, investment banking and brokerage services.

Valley National Bancorp, headquartered in Wayne, New Jersey, is a regional bank holding company with branch locations in New Jersey, Alabama, Florida and New York. The company offers a variety of financial services products, including consumer lending, commercial lending and investment management.

Western Digital Corporation, headquartered in Irvine, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.


                      European Target 20 Strategy Stocks


AXA S.A., headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

BNP Paribas S.A., headquartered in Paris, France, provides banking and financial services worldwide. The company offers mortgage financing, foreign exchange services, asset management services, private banking services and life insurance. The company also advises on mergers and acquisitions, capital restructuring and privatizations.

British American Tobacco Plc, headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

BT Group Plc, headquartered in London, England, provides telecommunication services in the United Kingdom and worldwide. The company's main operations include fixed-line services, mobile and television products and services, as well as broadband and networked information technology services. The company services consumers, small- to medium-size businesses and the public sector.

Credit Agricole S.A., headquartered in Paris, France, provides retail, corporate, and investment banking products worldwide. The company acts as the central bank of the Credit Agricole Group and coordinates its sales and marketing.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand name "Mercedes-Benz," among others. The company also provides related financial services for its automotive and commercial operations.

Endesa, S.A., headquartered in Madrid, Spain, produces, transmits, distributes and supplies electricity to major utilities throughout Spain and has interests in coal mining companies.

Engie S.A., headquartered in Courbevoie, France, provides a full range of energy and associated services throughout the world. The company trades, transports and stores natural gas and also offers energy management services.

H & M Hennes & Mauritz AB, headquartered in Stockholm, Sweden, is a retail clothing company. The company provides fast-fashion clothing offerings for women, men, teenagers and children.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services worldwide.

Imperial Brands Plc, headquartered in Bristol, England, is an international tobacco company that manufactures, markets and sells a range of cigarettes, tobaccos, rolling papers and cigars.

ING Groep N.V., headquartered in Amsterdam, the Netherlands, is a financial institution servicing individuals, families, businesses, and governments worldwide. The company offers a comprehensive range of financial services, including banking, investment, life insurance and retirement services.

Intesa Sanpaolo SpA, headquartered in Turin, Italy, offers banking and financial services throughout Italy, with offices elsewhere in Europe, Asia and the United States. The company serves medium and large-sized corporations, financial institutions and mutual funds.

National Grid Plc, headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Nordea Bank Abp, headquartered in Helsinki, Finland, is a financial services company. The company provides banking and other related advisory services.

Royal Dutch Shell Plc (Class B), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Sampo Oyj (Class A), headquartered in Helsinki, Finland, through its subsidiaries, offers property, casualty and life insurance products globally. The company's products include household, homeowner, motor and accident insurance, as well as various supplementary coverages.

Swiss Re AG, headquartered in Zurich, Switzerland, is a wholesale provider of reinsurance, insurance and insurance-based financial market products. The company's products include life, health, automobile, liability, accident, engineering, marine and aviation insurance.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in several countries worldwide.

Zurich Insurance Group AG, headquartered in Zurich, Switzerland, is a global insurance provider. The company offers a full range of insurance and investment products and services, from life insurance and investment funds for individuals to complex reinsurance and alternative risk transfer arrangements for companies.


                       Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BT Group Plc, headquartered in London, England, provides telecommunication services in the United Kingdom and worldwide. The company's main operations include fixed-line services, mobile and television products and services, as well as broadband and networked information technology services. The company services consumers, small- to medium-size businesses and the public sector.

ITV Plc, headquartered in London, England, is a media company involved in news, broadcasting and production. The company owns all of the regional Channel 3 licenses in England and Wales. The company also owns ITV1, a commercial television channel, as well as ITV2, a partial interest in GMTV, and other interests.

Man Group Plc, headquartered in London, England, operates a financial services company, specializing in fund management and brokerage services. The company's brokerage division caters to exchange-traded futures and options in addition to providing agency brokerage and advisory services.

Standard Life Aberdeen Plc, headquartered in Edinburgh, Scotland, is an investment company. The company offers emerging market equities as well as real estate, multi-asset, fixed income and alternatives solutions to customers worldwide.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in several countries worldwide.


Hang Seng Index Companies
_________________________


Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

Bank of Communications Co., Ltd. (Class H), headquartered in Shanghai, China, provides commercial banking services including, RMB and foreign currency deposit, international and domestic settlement, loan, currency trading, letter of credit, and other related services.

China Construction Bank Corporation (Class H), headquartered in Beijing, China, provides a complete range of banking services and other financial services to individual and corporate customers. The bank's services include retail banking, international settlement, project finance and credit card services.

China Petroleum & Chemical Corporation (Sinopec) (Class H), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins, and chemical fertilizers. In addition, the company trades petrochemical products.

Industrial and Commercial Bank of China Limited (Class H), headquartered in Beijing, China, provides a broad range of personal and corporate commercial banking services throughout China. The company's services include deposit, loan, credit card, fund underwriting and trust, and foreign currency settlement and trading.


                      Nasdaq(R) Target 15 Strategy Stocks


Broadcom Inc., headquartered in San Jose, California, is a semiconductor manufacturer. The company's product portfolio serves multiple applications within various communication and industrial markets.

Cadence Design Systems, Inc., headquartered in San Jose, California, offers electronic design automation (EDA) technologies and engineering services to electronics companies worldwide. The company also develops system design enablement (SDE) solutions for use in designing electronics systems, integrated circuits and electronic devices.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all 50 states, Canada, Mexico, Puerto Rico and Singapore.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

KLA-Tencor Corporation, headquartered in Milpitas, California, designs and manufactures yield management and process monitoring systems for the semiconductor industry. The company's systems analyze process and product quality in the manufacture of circuits to identify fabrication problems, marketing its systems globally.

Lam Research Corporation, headquartered in Fremont, California, is an information technology company. The company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits for a wide range of applications.

lululemon athletica inc., incorporated in the United States and headquartered in Vancouver, Canada, is a designer and retailer of athletic apparel and accessories for women and men. The company's yoga-inspired apparel is primarily marketed in North America, Australia and New Zealand.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is an automotive aftermarket parts and equipment retailer. The company markets its products to both do-it-yourself customers and professional service providers.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages internationally, including "Pepsi," "Gatorade," "Mountain Dew," "Sierra Mist," "Tropicana" and "Aquafina" brands. In North America, the company's Frito-Lay segment offers a variety of chips, snacks and dips, including "Doritos," "Ruffles" and "Cheetos."

Regeneron Pharmaceuticals, Inc., headquartered in Tarrytown, New York, is a biopharmaceutical company. The company discovers, develops and commercializes medicines for the treatment of serious medical conditions in the United States.

Starbucks Corporation, headquartered in Seattle, Washington, is a specialty coffee retailer. The company produces and sells its coffee, tea and specialty beverages in company stores and also through licensed stores, grocery stores and foodservice accounts.

Ulta Beauty, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer. The company offers cosmetics, fragrance, skin, haircare products and salon services.

VeriSign, Inc., headquartered in Reston, Virginia, provides digital certificate solutions and infrastructure needed to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets. The company's products are used by corporations, government agencies, trading partners and individuals.

Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon ("CMOS") programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.


                NYSE(R) International Target 25 Strategy Stocks


Canada
______

Canadian Natural Resources Limited, headquartered in Calgary, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Magna International Inc. (Class A), headquartered in Aurora, Canada, is a global supplier of technologically advanced automotive components, systems and complete modules.

France
______

Orange (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Hong Kong
_________

China Mobile Limited (ADR), headquartered in Hong Kong, together with its subsidiaries, provides cellular telecommunications services in China and Hong Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

China Unicom (Hong Kong) Limited (ADR), headquartered in Hong Kong, offers a range of telecommunications services in China. An integrated telecommunications operator, the company's services include long distance, cellular, data and Internet access.

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

Japan
_____

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

Mitsubishi UFJ Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mizuho Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, through its subsidiary banks, provides various financial services, including banking, securities, and trust and asset management services in Japan and internationally.

Sumitomo Mitsui Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, provides various consumer, commercial, corporate banking and other financial services globally. The company has four operating segments: commercial banking, leasing, securities and consumer finance.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

Luxembourg
__________

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include cold-rolled sheets, electro-galvanized and coated steels, bars, wire rods and slabs.

The Netherlands

__________________

Fiat Chrysler Automobiles N.V., incorporated in the Netherlands and headquartered in London, England, is an international automotive group. The company is engaged in designing, manufacturing, engineering, distributing and selling vehicles and production systems.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

South Korea
___________

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power and nuclear power units in South Korea. The company also generates, transmits and distributes electricity to South Korea and is majority owned by the Korean government.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells various steel products used mainly in construction, automobile and shipbuilding industries. The company's products include hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
_____

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in retail banking, asset management, private banking and wholesale banking operations worldwide.

Banco Santander S.A. (ADR), headquartered in Madrid, Spain, provides retail banking products and services internationally. The company operates in three business areas, including Retail Banking, Global Wholesale Banking and Asset Management and Insurance.

United Kingdom
______________

Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiaries, the company offers commercial and investment banking, insurance, financial and related services in countries worldwide.

British American Tobacco Plc (ADR), headquartered in London, England, through its subsidiaries, provides tobacco and nicotine products including cigarettes and roll-your-own tobacco, as well as cigars, cigarillos, pipe tobacco, snus, electronic cigarettes and nicotine inhalation. The company has an active business presence in approximately 180 countries around the world.

Lloyds Banking Group Plc (ADR), headquartered in London, England, through subsidiaries and associated companies, offers banking and financial services to personal and commercial customers. The company operates throughout the United Kingdom.

National Grid Plc (ADR), headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.


              S&P Dividend Aristocrats Target 25 Strategy Stocks


A.O. Smith Corporation, headquartered in Milwaukee, Wisconsin, is a diversified manufacturer whose major product lines include hermetic and fractional horsepower electric motors. The company also manufactures commercial and residential water heaters.

Aflac Incorporated, headquartered in Columbus, Georgia, provides supplemental insurance to individuals. The company's products include short-term disability plans, accident/disability plans, hospital intensive care plans, cancer expense plans and fixed-benefit dental plans.

Air Products and Chemicals, Inc., headquartered in Allentown, Pennsylvania, is an industrial gases company. The company recovers and distributes industrial gases and a variety of medical and specialty gases; produces polymer chemicals, performance chemicals and supplies cryogenic and other process equipment and related engineering services.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services and distributes its equipment through a global network of dealers.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

Emerson Electric Co., headquartered in St. Louis, Missouri, is a diversified manufacturing company. The company designs, makes and sells electrical, electromechanical and electronic products and systems.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Franklin Resources, Inc., headquartered in San Mateo, California, provides individual and institutional investors worldwide with a broad range of investment products and services designed to meet varying investment objectives. The company provides services to high net worth individuals as well as investors in retirement and mutual funds.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is an aerospace and defense company. The company's products and services include business aviation, combat vehicles, weapons systems, information technology services and marine systems.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Illinois Tool Works Inc., headquartered in Glenview, Illinois, makes plastic and metal components, fasteners, industrial fluids, adhesives and welding products. The company also makes systems for consumer and industrial packaging, identification systems, and industrial spray coating and quality assurance equipment.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

Leggett & Platt, Incorporated, headquartered in Carthage, Missouri, is a manufacturer of a wide range of engineered products which include residential and commercial furnishings, aluminum products, industrial materials and specialized products.

Linde Plc, headquartered in Guildford, England, is an industrial gas company. The company's products are used in a variety of industries, including the petrochemicals, mining, medicine, food and aerospace industries.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

People's United Financial, Inc., headquartered in Bridgeport, Connecticut, is a bank holding company for People's United Bank, offering services to individual, corporate and municipal customers. The company has offices in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages internationally, including "Pepsi," "Gatorade," "Mountain Dew," "Sierra Mist," "Tropicana" and "Aquafina" brands. In North America, the company's Frito-Lay segment offers a variety of chips, snacks and dips, including "Doritos," "Ruffles" and "Cheetos."

PPG Industries, Inc., headquartered in Pittsburgh, Pennsylvania, makes protective and decorative coatings, flat and fabricated glass, continuous-strand fiberglass products, and chlor-alkali and specialty chemicals.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures and markets consumer products worldwide. The company's products are available in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments.

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

V.F. Corporation, headquartered in Greensboro, North Carolina, is a holding company whose subsidiaries design, manufacture and market branded jeanswear, intimate apparel, knitwear, children's playwear and other apparel.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.


                         S&P Target 24 Strategy Stocks


Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc. and several other companies that were owned by or tied to Google Inc.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology company. The company develops, makes and markets human therapeutics based on advanced cellular and molecular biology.

Aon Plc, headquartered in London, England, through its subsidiaries, provides insurance and risk management, consulting, and insurance underwriting solutions worldwide.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Baxter International Inc., headquartered in Deerfield, Illinois, engages in the worldwide development, manufacture and distribution of a diversified line of products, technologies and services used in the health care field. The company's products are used in the treatment of immune disorders, hemophilia, kidney disease and other chronic or acute conditions.

Cabot Oil & Gas Corporation, headquartered in Houston, Texas, produces and markets natural gas in the United States. The company holds interests in the Gulf Coast, the West and the East. The company conducts operations in Texas and the Louisiana Gulf Coast, Wyoming, Oklahoma, the Texas panhandle, southwest Kansas and the Appalachian basin.

Comcast Corporation (Class A), headquartered in Philadelphia, Pennsylvania, together with its subsidiaries, provides consumer entertainment, information, and communication products and services to its residential and commercial customers in the United States.

ConocoPhillips, headquartered in Houston, Texas, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Copart, Inc., headquartered in Dallas, Texas, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles over the Internet through its virtual bidding auction style sales technology. The company primarily sells vehicles to licensed dismantlers, rebuilders and used vehicle dealers.

CSX Corporation, headquartered in Jacksonville, Florida, is a global freight transportation company with principal business units providing rail, container-shipping, intermodal and international terminal services.

Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, together with its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production. The company's operations are concentrated in the United States and Canada.

Discover Financial Services, headquartered in Riverwoods, Illinois, together with its subsidiaries, operates as a credit card issuer and electronic payment services company in the United States and internationally. The company also offers personal loans, private student loans, home equity loans and deposit products through a bank subsidiary.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

The Estee Lauder Companies Inc., headquartered in New York, New York, manufactures and markets skin care, makeup, fragrance and hair care products. The company's products are sold worldwide under brand names such as "Aramis," "Aveda," "Clinique," "Estee Lauder," "Origins" and "Prescriptives."

Fiserv, Inc., headquartered in Brookfield, Wisconsin, provides information management technology and related services to banks, broker/dealers, credit unions, financial planners and investment advisers, insurance companies, leasing companies, mortgage lenders and savings institutions.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience store business throughout the United States. The company also manufactures and processes food for sale by its supermarkets.

Mastercard Incorporated, headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide. The company provides services for credit and debit cards, automated teller machines, electronic cash and travelers checks.

MSCI Inc., headquartered in New York, New York, provides investment decision support tools, including indexes and portfolio risk and performance analytics for use by institutions in managing equity, fixed income and multi-asset class portfolios.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is an automotive aftermarket parts and equipment retailer. The company markets its products to both do-it-yourself customers and professional service providers.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages internationally, including "Pepsi," "Gatorade," "Mountain Dew," "Sierra Mist," "Tropicana" and "Aquafina" brands. In North America, the company's Frito-Lay segment offers a variety of chips, snacks and dips, including "Doritos," "Ruffles" and "Cheetos."

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

Starbucks Corporation, headquartered in Seattle, Washington, is a specialty coffee retailer. The company produces and sells its coffee, tea and specialty beverages in company stores and also through licensed stores, grocery stores and foodservice accounts.

Visa Inc. (Class A), headquartered in San Francisco, California, is a global payments technology company. Together with its subsidiaries, the company operates a retail electronic payments network worldwide and a range of processing services for participating issuers of Visa debit, prepaid and ATM payment products.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography instruments, chromatography columns and other consumables, and related services.


                      S&P Target SMid 60 Strategy Stocks


Ambac Financial Group, Inc., headquartered in New York, New York, is a financial services holding company. Through its subsidiaries, the company provides financial guarantee insurance policies worldwide.

Arrow Electronics, Inc., headquartered in Centennial, Colorado, is a technology company. The company provides electronic components and enterprise computing solutions to industrial and commercial customers through a global distribution network.

Atlas Air Worldwide Holdings, Inc., headquartered in Purchase, New York, through its subsidiaries, provides aircraft, crew and maintenance to major airlines globally. The company also provides military and commercial air charter services.

Bank OZK, headquartered in Little Rock, Arkansas, is a regional bank. The bank provides a range of financial and banking services, including mortgage lending, wealth management, and various leasing services.

Bed Bath & Beyond Inc., headquartered in Union, New Jersey, is a retail company. The company sells domestic merchandise, home furnishings and health and beauty care products through a nationwide chain of retail stores.

Benchmark Electronics, Inc., headquartered in Scottsdale, Arizona, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.

Bonanza Creek Energy, Inc., headquartered in Denver, Colorado, is an oil and natural gas company. The company's assets and operations are located in the Rocky Mountain region and in southern Arkansas.

Brighthouse Financial, Inc., headquartered in Charlotte, North Carolina, is an financial services company. The company provides investment management and insurance services in the United States.

Callon Petroleum Company, headquartered in Natchez, Mississippi, engages in the exploration, development, acquisition and production of oil and gas properties.

Carrizo Oil & Gas, Inc., headquartered in Houston, Texas, together with its subsidiaries, is an energy company engaged in the exploration, development and production of natural gas and oil properties located primarily in the United States.

CNX Resources Corporation, headquartered in Canonsburg, Pennsylvania, is an energy services provider. The company explores for and produces natural gas in the United States.

Colfax Corporation, headquartered in Annapolis Junction, Maryland, engages in the design, manufacture and marketing of fluid handling products to commercial marine, oil and gas, power generation, defense and general industrial sectors worldwide.

Denbury Resources Inc., headquartered in Plano, Texas, operates as an independent oil and natural gas company. The company's primary focus is enhanced oil recovery using carbon dioxide. The company holds properties throughout the United States.

Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates traditional department stores located primarily in the midwestern, southeastern and southwestern United States. The stores offer fashion apparel and home furnishings.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Edgewell Personal Care Company, headquartered in Chesterfield, Missouri, is engaged in the manufacture and marketing of a line of primary (non-rechargeable) alkaline and carbon zinc batteries under the "Eveready" and "Energizer" brand names, as well as miniature flashlights and other lighting products.

Encore Capital Group, Inc., headquartered in San Diego, California, is an international specialty finance company. The company provides debt recovery solutions for consumers and property owners across a broad range of financial assets.

Era Group Inc., headquartered in Houston, Texas, is a helicopter transportation company. The company primarily transports personnel to and from offshore oil drilling rigs and platforms worldwide and also leases helicopters to third parties for use in local markets.

First Solar, Inc., headquartered in Tempe, Arizona, provides solar energy solutions worldwide. The company designs, manufactures and sells solar modules as well as providing project management, engineering and construction for solar power systems.

Franklin Street Properties Corp., headquartered in Wakefield, Massachusetts, is a real estate investment trust that provides real estate and investment banking/investment services in the United States.

Frontier Communications Corporation, headquartered in Norwalk, Connecticut, is a telecommunications-focused company providing wireline communications services to rural areas and small- and medium-sized towns and cities. The company offers voice, data, television and Internet services.

Gannett Co., Inc., headquartered in McLean, Virginia, is a multi-platform news and information company. The company's holdings include USA TODAY, a newspaper in print and digital circulation, and it also provides commercial printing, marketing and data services.

Group 1 Automotive, Inc., headquartered in Houston, Texas, is an operator and consolidator in the automotive retailing industry. The company owns dealerships located in Texas, Colorado, Florida, Georgia, Louisiana, New Mexico and Oklahoma.

Gulfport Energy Corporation, headquartered in Oklahoma City, Oklahoma, is an independent oil and natural gas exploration and production company. The company is engaged in the acquisition and production of crude oil, natural gas liquids and natural gas in the United States.

Helix Energy Solutions Group, Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the Gulf of Mexico, North Sea, the Asia Pacific and West Africa regions. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

HighPoint Resources Corporation, Denver, Colorado, engages in the development, exploration and production of oil and natural gas.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

Invacare Corporation, headquartered in Elyria, Ohio, designs, manufactures and distributes medical equipment for the home healthcare and extended care markets. The company's products include wheelchairs, homecare beds, respiratory, patient aids, and seating and positioning products.

J.C. Penney Company, Inc., headquartered in Plano, Texas, is a holding company whose principal subsidiary is J.C. Penney Corporation, a department store chain. The company's business consists of selling merchandise and services to consumers through their department stores and website.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.

M/I Homes, Inc., headquartered in Columbus, Ohio, is engaged in the construction and sale of single-family residential property. The company also originates mortgage loans, primarily for purchasers of its homes.

Mack-Cali Realty Corporation, headquartered in Jersey City, New Jersey, is a self-managed real estate investment trust. The company owns and operates a real estate portfolio comprised predominantly of Class A office and office/flex properties located primarily in the Northeast.

Matador Resources Company, headquartered in Dallas, Texas, is an independent energy company engaged in the exploration and production of oil and natural gas resources. The company primarily holds interest in the South and Southwest regions of the United States.

Meritage Homes Corporation, headquartered in Scottsdale, Arizona, designs, builds and sells single-family homes ranging from entry-level to semi-custom luxury homes. The company operates in Arizona, California and Texas under the "Hancock Communities," "Legacy Homes," "Meritage Homes" and "Monterey Homes" names.

Murphy Oil Corporation, headquartered in El Dorado, Arkansas, is a worldwide oil and gas exploration and production company with refining and marketing operations. The company's principal activities are located in the United States and the United Kingdom but conducts pipeline and crude oil trading operations in Canada and East Asia.

Nabors Industries Ltd., headquartered in Hamilton, Bermuda, operates a land-based drilling rig fleet and is a provider of offshore platform and drilling rigs in the United States and numerous international markets. The company also provides equipment manufacturing, rig instrumentation, optimization software and directional drilling services.

Navient Corporation, headquartered in Wilmington, Delaware, holds a portfolio of education loans insured or guaranteed under the Federal Family Education Loan Program. The company also services and collects education loans for banks, credit unions and non-profit education lenders.

NOW Inc., headquartered in Houston, Texas, is an energy company. The company provides oil and gas products, including maintenance and operating supplies, to the industrial market worldwide.

OFG Bancorp, headquartered in San Juan, Puerto Rico, is the holding company for Oriental Bank & Trust. The company provides trust, money management, financial planning, and investment brokerage services, as well as consumer banking and mortgage banking. The company operates through a network of branch offices in Puerto Rico.

Oil States International, Inc., headquartered in Houston, Texas, is a provider of specialty products and services to oil and gas drilling and production companies throughout the world.

Patterson-UTI Energy, Inc., headquartered in Houston, Texas, is a provider of domestic land-based drilling services to major independent oil and natural gas companies in North America. The company is also engaged in pressure pumping, exploration and drilling.

PDC Energy, Inc., headquartered in Denver, Colorado, is an independent exploration and production company that produces, develops, acquires and explores for crude oil and natural gas. The company has operations in various parts of the United States.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Renewable Energy Group, Inc., headquartered in Ames, Iowa, is an alternative energy solutions provider. The company offers engineering consulting services for bio-diesel production operations and for distribution of refined biodiesel products throughout the United States.

Ryder System, Inc., headquartered in Miami, Florida, is a provider of transportation and supply chain management solutions.

Sabra Health Care REIT, Inc., headquartered in Irvine, California, is a real estate investment trust. The company owns and invests in real estate properties for the health care industry through its subsidiaries, including skilled nursing facilities, assisted living and independent living facilities, mental health facilities and a continuing care retirement community.

SM Energy Company, headquartered in Denver, Colorado, is an independent energy company engaged in the exploration for and the development, acquisition and production of crude oil and natural gas resources in the United States.

Southwestern Energy Company, headquartered in Spring, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.

SRC Energy Inc., headquartered in Denver, Colorado, acquires, explores for and develops oil and natural gas properties in the western United States. The company concentrates on properties located in the Wattenberg Field in the Denver-Julesburg Basin in northeast Colorado.

Sterling Bancorp, headquartered in Montebello, New York, together with its subsidiaries, provides clients with a full range of commercial, business and consumer banking products and services. The bank operates primarily in the New York and New Jersey area.

Stifel Financial Corp., headquartered in St. Louis, Missouri, together with its subsidiaries, is a bank holding company. The company offers securities-related financial and money management services throughout the United States and parts of Europe.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in North America, South America, Europe, the Middle East and Africa. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

TimkenSteel Corporation, headquartered in Canton, Ohio, is a steel products manufacturer. The company makes and supplies precision steel components and machining and thermal treatment services.

TRI Pointe Group, Inc., headquartered in Irvine, California, designs, constructs and sells several brands of single-family homes in the United States. The company also develops and sells land and lots.

TTM Technologies, Inc., headquartered in Costa Mesa, California, is a manufacturer of printed circuit boards used in electronic products such as routers, switches, servers, memory modules and cellular base stations. The company's customers include original equipment manufacturers and electronic manufacturing services companies in various industries.

United States Steel Corporation, headquartered in Pittsburgh, Pennsylvania, is an integrated steel producer with major production operations in the United States and central Europe.

Whiting Petroleum Corporation, headquartered in Denver, Colorado, is an oil and gas company. The company engages in oil and natural gas exploration, acquisition and production activities in the Gulf Coast/Permian Basin, Rocky Mountains, Michigan and Mid-Continent regions of the United States.

William Lyon Homes (Class A), headquartered in Newport Beach, California, engages in the design, construction and sale of single family homes in California, Arizona and Nevada.

World Fuel Services Corporation, headquartered in Miami, Florida, together with its subsidiaries, is a global fuel logistics, transaction management and payment processing company. The company services the aviation, marine and land transportation industries.

WPX Energy, Inc., headquartered in Tulsa, Oklahoma, an independent natural gas and oil exploration and production company, engages in the exploitation and development of long-life unconventional properties.


                  Target Diversified Dividend Strategy Stocks


Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

Avangrid, Inc., headquartered in New Haven, Connecticut, generates, transmits and distributes electricity and natural gas. The company also develops, constructs and operates renewable energy generation facilities primarily using onshore wind power, as well as solar, biomass and thermal power.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

B&G Foods, Inc., headquartered in Parsippany, New Jersey, is engaged in the manufacture, marketing and distribution of shelf-stable foods though supermarkets, distributors, catalogs, and other sales channels. Products include baked beans, salsa, maple syrup, pickles, meat spreads, and vinegars under various brand names.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other health care providers. The company also makes, leases and sells point-of-use pharmacy systems, provides pharmacy management services and franchises apothecary-style pharmacies.

Citizens Financial Group, Inc., headquartered in Providence, Rhode Island, provides a full range of commercial banking services for retail customers. The company offers consumer loans, commercial loans and mortgage loans.

CVS Health Corporation, headquartered in Woonsocket, Rhode Island, is a drugstore chain specializing in prescription drugs, over-the-counter drugs, photofinishing services and film, greeting cards, beauty and cosmetics, convenience foods and seasonal merchandise.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, is a utility company. Together with its subsidiaries, the company provides electric service, operates interstate natural gas pipelines, and markets electricity, natural gas and natural gas liquids.

Eastman Chemical Company, headquartered in Kingsport, Tennessee, is a global specialty chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics and fibers.

Federal Agricultural Mortgage Corporation, headquartered in Washington, D.C., is a federally chartered instrumentality, which establishes a secondary market for agricultural real estate. The company provides rural housing mortgage loans.

Fortis Inc., headquartered in St. John's, Canada, is a gas and electric distribution company. The company offers regulated utilities to customers in Canada, the United States and the Caribbean.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases. The company develops treatments for diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

The Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, is an international manufacturer and distributor of tires and rubber products. The company has operations in most regions of the world. The company also provides related products and services.

The Greenbrier Companies, Inc., headquartered in Lake Oswego, Oregon, is a supplier of transportation equipment and services to the railroad and related industries. The company produces railcars, tank cars and marine vessels. The company also offers management services for leasing and transportation companies in North America.

Hewlett Packard Enterprise Company, headquartered in Palo Alto, California, is a technology solutions provider offering servers, management software, storage solutions and networking products to business enterprises. The company also offers consultation, outsourcing and support services.

HP Inc., headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

The Interpublic Group of Companies, Inc., headquartered in New York, New York, is a global advertising and marketing service company. The company offers consumer advertising, digital marketing, communications planning, public relations, sports and entertainment marketing, and strategic marketing consulting.

Juniper Networks, Inc., headquartered in Sunnyvale, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

Kronos Worldwide, Inc., headquartered in Dallas, Texas, manufactures titanium dioxide pigments which are used to whiten, brighten and add opacity to various products, such as cosmetics, paints, plastics and inks.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, is an independent chemical company. Together with its subsidiaries, the company manufactures and markets chemicals and polymers used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

Meredith Corporation, headquartered in Des Moines, Iowa, a media and marketing company, engages in magazine and book publishing, television broadcasting, integrated marketing and interactive media business in the United States.

New Media Investment Group Inc., headquartered in New York, New York, owns, operates and invests in local media assets.

Patterson Companies, Inc., headquartered in St. Paul, Minnesota, distributes dental supplies and equipment to dentists, dental laboratories and institutions in the United States and Canada. The company also produces veterinary supplies for companion pets which it distributes to veterinarians.

Penske Automotive Group, Inc., headquartered in Bloomfield Hills, Michigan, is engaged in the sale of new and used motor vehicles and related products and services, including vehicle service and parts, finance and other aftermarket products through a network of franchised automobile dealerships.

Phillips 66, headquartered in Houston, Texas, is an energy manufacturing and logistics company. The company has operations in midstream, chemicals, refining, and marketing and specialties businesses.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Principal Financial Group, Inc., headquartered in Des Moines, Iowa, is diversified in family insurance and financial services companies. The company provides retirement savings as well as investment and insurance products and services worldwide. The company also offers individual life and disability insurance, group life and health insurance, and residential mortgage loan origination and servicing in the United States.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States and worldwide. The company's products and services include life insurance, mutual funds, pension and retirement-related services and administration, annuities and asset management.

Ryder System, Inc., headquartered in Miami, Florida, is a provider of transportation and supply chain management solutions.

SemGroup Corporation, headquartered in Tulsa, Oklahoma, is a petroleum company. Together with its subsidiaries, the company gathers, transports, stores and markets primarily to independent producers and refiners of petroleum products in regions of the United States, Canada and the United Kingdom.

Signet Jewelers Limited, headquartered in Hamilton, Bermuda, is a specialty jewelry retailer. The company operates in the United States, the United Kingdom and Canada under the name brands of "Ernest Jones," "H.Samuel," "Jared The Galleria Of Jewelry," "Kay Jewelers," "Peoples," "Piercing Pagoda" and "Zales."

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

SpartanNash Company, headquartered in Grand Rapids, Michigan, engages in distributing and retailing groceries in the United States. The company offers dry groceries, produce, dairy products, meat, frozen food, seafood, floral products, general merchandise, beverages, tobacco products, health and beauty care products, delicatessen items, and bakery goods, as well as pharmacy services.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and internationally. The company's products include highway guardrail and safety products, tank and freight railcars, tank barges and ready-mix concrete.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, operates retail food markets in Pennsylvania, Maryland, New Jersey, New York and West Virginia. The company utilizes a loyalty card program which allows customers to receive discounts, promotions and rewards.

WestRock Company, headquartered in Atlanta, Georgia, manufactures and markets paper and packaging supplies to consumer and corrugated markets on several continents.


                Target Global Dividend Leaders Strategy Stocks

                                DOMESTIC STOCKS


Artisan Partners Asset Management Inc., headquartered in Milwaukee, Wisconsin, is an investment management firm. The company, together with its subsidiaries, is focused on providing high value added investment strategies to sophisticated investors worldwide.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

Cohen & Steers, Inc., headquartered in New York, New York, together with its subsidiaries, is a registered investment advisor serving individual and institutional investors worldwide. The company manages open-end and closed-end mutual funds, as well as alternative investment strategies.

Covanta Holding Corporation, headquartered in Morristown, New Jersey, is an energy company. Together with its subsidiaries, the company provides waste disposal and energy services to municipal entities and also owns and operates energy-from-waste facilities.

CVR Energy, Inc., headquartered in Sugar Land, Texas, together with its subsidiaries, refines and markets transportation fuels in the United States. The company is also engaged in the production of ammonia-based fertilizers.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting and consulting services to business clients.

International Business Machines Corporation, headquartered in Armonk, New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

International Paper Company, headquartered in Memphis, Tennessee, manufactures printing and writing paper, pulp, tissue, paperboard and packaging products. In addition to printing and advertising, the company's products are used in food and cosmetic packaging, filtration products and containerboards. The company sells its products primarily in North America, Asia, Europe, Latin America, Russia and the Middle East.

Kronos Worldwide, Inc., headquartered in Dallas, Texas, manufactures titanium dioxide pigments which are used to whiten, brighten and add opacity to various products, such as cosmetics, paints, plastics and inks.

L Brands, Inc., headquartered in Columbus, Ohio, sells women's and men's apparel, women's intimate apparel and personal care products under various trade names through its specialty retail stores and direct response (catalog and e-commerce) businesses.

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores under the brand names "Macy's," "Bloomingdale's" and "bluemercury." The company offers a wide range of merchandise, including apparel and accessories, cosmetics, home furnishings and other consumer goods.

Occidental Petroleum Corporation, headquartered in Houston, Texas, is a multinational organization whose principal business segments are oil and gas exploration and production, as well as chemical and vinyl manufacturing and marketing.

PACCAR Inc, headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Pattern Energy Group Inc., headquartered in San Francisco, California, is an independent power company focused on owning and operating power projects. The company owns interests in wind power projects located in the United States, Canada and Chile.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Schweitzer-Mauduit International, Inc., headquartered in Alpharetta, Georgia, engages in the manufacture and sale of paper and reconstituted tobacco products to the tobacco industry, as well as specialized paper products for use in other applications. Other applications include vacuum cleaner bags, alkaline batteries, printing and packaging.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Waddell & Reed Financial, Inc., headquartered in Overland Park, Kansas, is a holding company. Through its subsidiaries, the company provides investment products and services.

The Western Union Company, headquartered in Engelwood, Colorado, is a technology company. The company provides money movement and payment services for individuals and commercial enterprises around the world.


                             INTERNATIONAL STOCKS


Aircastle Limited, incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

AU Optronics Corp. (ADR), headquartered in Hsinchu, Taiwan, engages in the design, development, manufacture, assembly and marketing of thin film transistor liquid crystal display panels and other flat panel displays.

Braskem S.A. (ADR), headquartered in Sao Paulo, Brazil, produces petrochemicals and generates electricity. The company produces ethylene, propylene, benzene, toluene, xylenes, butadiene, butene, isoprene, dicyclopentediene, MTBE, caprolactam, ammonium sulfate, cyclohexene, polyethylene theraphtalat, polyethylene and polyvinyl chloride (PVC).

British American Tobacco Plc (ADR), headquartered in London, England, through its subsidiaries, provides tobacco and nicotine products including cigarettes and roll-your-own tobacco, as well as cigars, cigarillos, pipe tobacco, snus, electronic cigarettes and nicotine inhalation. The company has an active business presence in approximately 180 countries around the world.

China Mobile Limited (ADR), headquartered in Hong Kong, together with its subsidiaries, provides cellular telecommunications services in China and Hong Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

China Petroleum & Chemical Corporation (Sinopec) (ADR), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins and chemical fertilizers.

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Compania Cervecerias Unidas S.A. (ADR), headquartered in Santiago, Chile, is a beverage company engaged in the production and sale of beer, soft drinks, wine, bottled water and juices. The company operates principally in South America.

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

Equinor ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

Micro Focus International Plc (ADR), headquartered in Newbury, England, is a global enterprise software provider. The company produces collaboration, endpoint management, information archiving, security management and data center solutions.

Mobile TeleSystems PJSC (ADR), headquartered in Moscow, Russia, is a telecommunications group providing mobile communications and fixed voice telecommunications services in Russia, eastern Europe and central Asia. The company also offers broadband and pay TV, as well as content and entertainment services.

National Grid Plc (ADR), headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Seaspan Corporation, incorporated in the Marshall Islands and headquartered in Hong Kong, is an independent charter owner and manager of containerships. The company operates primarily using long-term, fixed-rate time charters with major container liner companies.

Sinopec Shanghai Petrochemical Company Limited (ADR), headquartered in Shanghai, China, is a materials company. The company primarily produces synthetic fibers, resins and plastics, intermediate petrochemicals, and petroleum products from crude petroleum in China.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea. In addition, the company offers broadband Internet and fixed-line telephone services.

Telefonica Brasil S.A. (ADR), headquartered in Sao Paulo, Brazil, provides fixed-line telecommunications services, cable and network services throughout Brazil to residential and commercial customers. The company also offers interconnection services to mobile service providers, Internet access service, telecommunications solutions and IT support to industries.

Ternium S.A. (ADR), headquartered in Luxembourg City, Luxembourg, through its primarily Latin American-based subsidiaries, engages in the manufacture and distribution of processed steel products. The company's products include steel sheets and rolled coils, pre-painted sheets, steel bars and wire rod.


                                     REITS


Arbor Realty Trust, Inc., headquartered in Uniondale, New York, together with its wholly-owned subsidiaries, is a real estate investment trust. The company specializes in multifamily and commercial real estate-related bridge and mezzanine loans.

Brandywine Realty Trust, headquartered in Radnor, Pennsylvania, is a self-managed real estate investment trust which owns a portfolio of primarily suburban office and industrial buildings located mainly in the Mid-Atlantic region of the United States. The company also owns an interest in and operates a commercial real estate management services company.

Brixmor Property Group Inc., headquartered in New York, New York, together with its subsidiaries, is a real estate investment trust which owns and operates grocery shopping centers. The company serves customers in the United States.

CoreCivic, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities. The company also provides inmate residential and prisoner transportation services for governmental agencies.

EPR Properties, headquartered in Kansas City, Missouri, is a self-managed real estate investment trust engaged in acquiring and developing entertainment properties, including megaplex theatres and entertainment-themed retail centers.

HCP, Inc., headquartered in Irvine, California, operates as a real estate investment trust that, through its subsidiaries and joint ventures, invests in health care-related properties and provides mortgage financing on health care facilities.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

Kimco Realty Corporation, headquartered in New Hyde Park, New York, is a self-managed real estate investment trust. The company owns and operates neighborhood and community shopping centers in the United States, Puerto Rico and Canada.

Lamar Advertising Company, headquartered in Baton Rouge, Louisiana, is a real estate investment trust which provides advertising space on billboards, posters and bulletins. The company operates in the United States and Canada.

Lexington Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust that acquires, owns and manages a geographically diverse portfolio of net leased office, industrial and retail properties.

LTC Properties, Inc., headquartered in Westlake Village, California, is a self-managed real estate investment trust that primarily invests in long-term care and other healthcare-related properties through mortgage loans, property lease transactions and other investments.

Medical Properties Trust, Inc., headquartered in Birmingham, Alabama, is a real estate investment trust that acquires and develops healthcare facilities and leases the facilities to healthcare operating companies.

OUTFRONT Media Inc., headquartered in New York, New York, is a real estate investment trust that leases space on out-of-home advertising structures and sites in the United States, Canada, and Latin America. The company primarily consists of billboard displays.

Park Hotels & Resorts Inc., headquartered in McLean, Virginia, is a real estate investment trust that owns and leases luxury hotels and resorts. The company primarily operates within the United States.

Piedmont Office Realty Trust, Inc., headquartered in Johns Creek, Georgia, is a self-managed real estate investment trust engaged in the acquisition and ownership of commercial real estate properties in the United States.

Ryman Hospitality Properties, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

Sabra Health Care REIT, Inc., headquartered in Irvine, California, is a real estate investment trust. The company owns and invests in real estate properties for the health care industry through its subsidiaries, including skilled nursing facilities, assisted living and independent living facilities, mental health facilities and a continuing care retirement community.

Sunstone Hotel Investors, Inc., headquartered in Irvine, California, operates as a self-managed and self-administered real estate investment trust. The company is engaged in the ownership, acquisition, sale, management and renovation of hotel properties in the United States.

Weingarten Realty Investors, headquartered in Houston, Texas, operates as a real estate investment trust engaging in the management, acquisition, and development of shopping center and industrial real estate, primarily in the Southwest.

Xenia Hotels & Resorts, Inc., headquartered in Orlando, Florida, is a real estate investment trust. The company invests in full service hotels throughout the United States.


                         Target Growth Strategy Stocks


Advanced Micro Devices, Inc., headquartered in Santa Clara, California, designs, develops, makes and sells a variety of industry-standard integrated circuits which are used in product applications such as telecommunications equipment, data and network communications equipment, consumer electronics, personal computers and workstations.

The AES Corporation, headquartered in Arlington, Virginia, develops, acquires, owns and operates electric power generation facilities throughout the world. A majority of the company's sales are made to customers (generally electric utilities or regional electric companies) on a wholesale basis for further resale to end users.

Align Technology, Inc., headquartered in San Jose, California, designs, manufactures and markets a clear aligner therapy system for treating malocclusion or the misalignment of teeth. The company also markets intra-oral scanners, computer-aided design digital services and dental records storage to dental professionals.

Avery Dennison Corporation, headquartered in Glendale, California, manufactures pressure-sensitive materials and specialty adhesives for labels, product identification and control systems, as well as office products and accessories.

The Chemours Company, headquartered in Wilmington, Delaware, is a performance chemicals company. The company both manufactures and distributes chemicals including titanium dioxide, refrigerants, industrial fluropolymer resins and other specialty chemicals used in gold producing, oil refining and other industries.

Copart, Inc., headquartered in Dallas, Texas, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles over the Internet through its virtual bidding auction style sales technology. The company primarily sells vehicles to licensed dismantlers, rebuilders and used vehicle dealers.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

The Estee Lauder Companies Inc., headquartered in New York, New York, manufactures and markets skin care, makeup, fragrance and hair care products. The company's products are sold worldwide under brand names such as "Aramis," "Aveda," "Clinique," "Estee Lauder," "Origins" and "Prescriptives."

Exelixis, Inc., headquartered in South San Francisco, California, is a biopharmaceutical company. The company develops and commercializes new medicines to improve care and outcomes for people with cancer.

Graco Inc., headquartered in Minneapolis, Minnesota, designs, manufactures and markets systems, products and technology to move, measure, control, dispense and apply a wide variety of fluids and viscous materials.

Hanesbrands Inc., headquartered in Winston-Salem, North Carolina, is a consumer goods company that engages in the design, manufacture, sourcing and sale of apparel essentials for men, women and children in the United States and internationally.

Illinois Tool Works Inc., headquartered in Glenview, Illinois, makes plastic and metal components, fasteners, industrial fluids, adhesives and welding products. The company also makes systems for consumer and industrial packaging, identification systems, and industrial spray coating and quality assurance equipment.

Ionis Pharmaceuticals, Inc., headquartered in Carlsbad, California, is engaged in RNA-targeted drug discovery and development. The company uses its proprietary drug discovery platform to discover and develop antisense drugs to treat a wide range of diseases, including neurological disorders and cancer.

Kirkland Lake Gold Ltd., headquartered in Toronto, Canada, is a mid-tier gold mining and exploration company. Additionally, the company acquires and develops gold mining projects. The company operates in Canada and Australia.

KLA-Tencor Corporation, headquartered in Milpitas, California, designs and manufactures yield management and process monitoring systems for the semiconductor industry. The company's systems analyze process and product quality in the manufacture of circuits to identify fabrication problems, marketing its systems globally.

Lam Research Corporation, headquartered in Fremont, California, is an information technology company. The company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits for a wide range of applications.

Mettler-Toledo International Inc., incorporated in the United States and dually headquartered in Greifensee, Switzerland and Columbus, Ohio, supplies precision instruments and services worldwide. The company offers various laboratory and industrial instruments, and retail weighing instruments for use in laboratory, industrial and food retailing applications.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse" and "Hurley."

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

S&P Global Inc., headquartered in New York, New York, is a financial intelligence company. The company provides clients with information regarding credit ratings, benchmarks, and analytics to capital and commodity markets worldwide.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Spirit AeroSystems Holdings, Inc., headquartered in Wichita, Kansas, through its subsidiaries, is engaged in the design and manufacture of aerostructures. The company's products include fuselages, propulsion systems and wing systems for both commercial and military aircraft.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products. The company's products include orthopedic implants, powered surgical instruments, endoscopic systems, patient care and handling equipment for the global market and neurosurgical devices.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

Ubiquiti Networks, Inc., headquartered in New York, New York, is a technology provider. The company offers technology platforms for high-capacity distributed Internet access, unified information technology, and next-generation consumer electronics for home and personal use.

Ulta Beauty, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer. The company offers cosmetics, fragrance, skin, haircare products and salon services.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography instruments, chromatography columns and other consumables, and related services.

Yandex N.V. (Class A), incorporated in the Netherlands and headquartered in Moscow, Russia, is an Internet company that provides a search engine, news, shopping information, blogs, photographs and videos on its website. The company is a leading search provider in Russia and also serves additional countries in eastern Europe.

Yum China Holdings Inc., headquartered in Shanghai, China, is a holding company. The company through its subsidiaries owns and operates several different fast food restaurants.

Zebra Technologies Corporation, headquartered in Lincolnshire, Illinois, engages in the design, manufacture and support of a range of direct thermal and thermal transfer label and receipt printers, radio frequency identification printer/encoders, dye sublimation card printers and digital photo printers. These products are used to provide bar code labeling, personal identification and specialty printing solutions principally in the manufacturing, retail, service and government sectors.


                       Target Small-Cap Strategy Stocks


Addus HomeCare Corporation, headquartered in Frisco, Texas, is a provider of comprehensive personal care services. Together with its subsidiaries, the company provides a broad range of social and medical services in the home primarily for the Medicare/Medicaid population.

Ambac Financial Group, Inc., headquartered in New York, New York, is a financial services holding company. Through its subsidiaries, the company provides financial guarantee insurance policies worldwide.

ANI Pharmaceuticals, Inc., headquartered in Baudette, Minnesota, is an integrated specialty pharmaceutical company that develops, manufactures and markets branded and generic prescription pharmaceuticals. The company's products include narcotics, oncolytics, steroids, hormones and extended release products.

Argan, Inc., headquartered in Rockville, Maryland, through its subsidiaries, provides engineering, procurement and construction services for energy plants. The plants include both traditional gas plants and alternative energy plants.

Atkore International Group Inc., headquartered in Harvey, Illinois, produces and supplies electrical infrastructure products. The company offers steel, PVC and aluminum conduit, armored cable and flexible conduits, wire baskets, cable trays, fittings and mechanical pipe.

California Resources Corporation, headquartered in Los Angeles, California, operates as an oil and natural gas exploration and production company exclusively in California. The company explores for, produces, gathers, processes and markets natural gas and natural gas liquids and crude oil.

Cardiovascular Systems, Inc., headquartered in St. Paul, Minnesota, develops, manufactures and markets devices for the treatment of vascular diseases. The company's products include catheter-based platforms that are used for minimally invasive treatment of a range of plaque types in leg arteries.

Casella Waste Systems, Inc., headquartered in Rutland, Vermont, is a solid waste services company. Together with its subsidiaries, the company provides collection, transfer, disposal and recycling services, primarily throughout the eastern portion of the United States.

The Chefs' Warehouse, Inc., headquartered in Ridgefield, Connecticut, is a specialty foods distributor in the United States and Canada. The company offers charcuterie, specialty cheeses, oils and vinegars, truffles, caviar and chocolate products.

Denny's Corporation, headquartered in Spartanburg, South Carolina, is a full-service restaurant chain. The company operates franchised, licensed and company-owned restaurants around the world.

ePlus inc., headquartered in Herndon, Virginia, is engaged in selling, leasing, financing and managing information technology. The company offers hardware and software solutions for mid to large-sized commercial enterprises and governmental agencies.

FormFactor, Inc., headquartered in Livermore, California, designs, develops, manufactures, sells, and supports semiconductor probe card products and solutions worldwide. The company's products are primarily used to perform tests on a wide variety of semiconductors.

Gannett Co., Inc., headquartered in McLean, Virginia, is a multi-platform news and information company. The company's holdings include USA TODAY, a newspaper in print and digital circulation, and it also provides commercial printing, marketing and data services.

Greenhill & Co., Inc., headquartered in New York, New York, together with its subsidiaries, operates as an independent investment bank for corporations, partnerships, institutions and governments worldwide. The company provides financial advisory services primarily related to mergers and acquisitions and restructurings.

Heidrick & Struggles International, Inc., headquartered in Chicago, Illinois, provides global executive search and leadership consulting services. The company helps clients build and sustain leadership teams by aiding in the recruitment, development and management of senior executives.

Helix Energy Solutions Group, Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the Gulf of Mexico, North Sea, the Asia Pacific and West Africa regions. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

Huron Consulting Group Inc., headquartered in Chicago, Illinois, is an independent provider of financial and operational consulting services. The company provides services to a wide variety of both financially sound and distressed organizations, including Fortune 500 companies, medium-sized and large businesses, leading academic institutions, healthcare organizations and law firms.

ICF International, Inc., headquartered in Fairfax, Virginia, together with its subsidiaries, provides management, technology and policy consulting and implementation services to government, commercial, and international clients. The company conducts research on critical policy, industry issues and trends as well as identifying and implementing technology systems, among other services.

Kforce Inc., headquartered in Tampa, Florida, provides professional staffing solutions for organizations and career management for individuals in the United States and internationally. The company specializes in three areas: information technology, finance and accounting and government solutions.

Lantheus Holdings, Inc., headquartered in North Billerica, Massachusetts, develops, manufactures, sells and distributes diagnostic medical imaging agents and products. The company's products assist clinicians in the diagnosis of cardiovascular and other diseases.

Malibu Boats, Inc. (Class A), headquartered in Loudon, Tennessee, designs, manufactures and markets power boats. The company's products include sport boats, sterndrive and outboard boats that are used for water skiing and wake surfing, as well as general recreational boating.

The Marcus Corporation, headquartered in Milwaukee, Wisconsin, is an entertainment company. The company operates movie theatres, hotels and resorts in the United States.

Medifast, Inc., headquartered in Baltimore, Maryland, is a health care company. Through its subsidiaries, the company manufactures and distributes healthy living products and programs in United States and internationally.

Mesa Laboratories, Inc., headquartered in Lakewood, Colorado, is a company focused on quality control products and services. The company creates monitoring and callibration instruments for use in hospitals, the manufacture of medical devices, blood banks, pharmacies, and other laboratory or industrial environments.

Nanometrics Incorporated, headquartered in Milpitas, California, is a technology company. Together with its subsidiaries, the company designs, manufactures and markets thin film metrology systems for the semiconductor, flat panel display and magnetic recording head industries.

NextGen Healthcare Inc., headquartered in Irvine, California, develops and markets health care information systems. The company's systems automate medical and dental practices, networks of practices such as physician hospital organizations and management service organizations, ambulatory care centers, community health centers and medical and dental schools.

NIC Inc., headquartered in Olathe, Kansas, provides eGovernment services that enable governments to use the Internet to provide various services to businesses and citizens in the United States. The technology helps governments reduce internal costs and increase efficiencies.

Northern Oil and Gas, Inc., headquartered in Wayzata, Minnesota, operates an oil and gas exploration and production company which is currently focused on the Rocky Mountain regions of the United States.

Penn Virginia Corporation, headquartered in Houston, Texas, is an oil and gas company. The company is involved in onshore exploration, development, and production of crude oil and natural gas within the United States.

Perficient, Inc., headquartered in St. Louis, Missouri, is an information technology and management consulting firm. The company's solutions include business intelligence, analytics, commerce, content management and custom applications.

Photronics, Inc., headquartered in Brookfield, Connecticut, manufactures and sells photomasks: photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers. The company operates globally.

Renewable Energy Group, Inc., headquartered in Ames, Iowa, is an alternative energy solutions provider. The company offers engineering consulting services for bio-diesel production operations and for distribution of refined biodiesel products throughout the United States.

Shoe Carnival, Inc., headquartered in Evansville, Indiana, operates as a family footwear retailer in the United States. It provides various dress, casual, and athletic footwear products for men, women, and children. The company also markets accessories such as handbags, shoe care items and socks.

Sleep Number Corporation, headquartered in Minneapolis, Minnesota, is a developer, manufacturer and marketer of adjustable-firmness beds.

Tactile Systems Technology, Inc., headquartered in Minneapolis, Minnesota, is a medical technology company. The company develops and manufactures medical devices for the treatment of lymphedema, chronic swelling and venous ulcers.

TPI Composites, Inc., headquartered in Scottsdale, Arizona, is a manufacturing company. Together with its subsidiaries, the company manufactures composite wind blades for the global wind energy market.

U.S. Physical Therapy, Inc., headquartered in Houston, Texas, operates and manages physical therapy clinics throughout the United States. The company's facilities, as well as facilities managed by the company for third-parties, provide pre- and post-operative care and various rehabilitative services.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Vanda Pharmaceuticals Inc., headquartered in Washington, D.C., a biopharmaceutical company, focuses on the development and commercialization of products for the treatment of central nervous system disorders. The company's primary products include medications for the treatment of schizophrenia and non-24-hour-sleep-wake disorder among others.

W&T Offshore, Inc., headquartered in Houston, Texas, together with its subsidiaries, engages in the acquisition, exploration, production and development of oil and natural gas properties. The company has offshore operations in the Gulf of Mexico area and onshore operations in the Permian Basin in Texas.


                    Value Line(R) Target 25 Strategy Stocks


American Tower Corporation, headquartered in Boston, Massachusetts, is a real estate investment trust. The company owns and operates a wireless and broadcast communications infrastructure which leases antennae sites on towers throughout the United States.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages, foods and household products. The company is also a supplier of aerospace systems, sensors and instruments, and other technologies for the aerospace market.

Black Hills Corporation, headquartered in Rapid City, South Dakota, with its subsidiaries, is a diversified energy company. The company acquires, explores for and produces natural gas and crude oil, as well as generates and transmits electricity and mines coal.

Booz Allen Hamilton Holding Corporation, headquartered in McLean, Virginia, offers management and technology consulting services. The company serves the U.S. government in the defense, intelligence, cyber command and civil markets. Other products include economic and business analysis, information technology, intelligence and operations analysis, modeling and simulation, organization and other consulting services for a variety of industries.

Cable One, Inc., headquartered in Phoenix, Arizona, is a communication services company. The company is a fully integrated provider of data, video and voice services in various regions across the United States.

Cadence Design Systems, Inc., headquartered in San Jose, California, offers electronic design automation (EDA) technologies and engineering services to electronics companies worldwide. The company also develops system design enablement (SDE) solutions for use in designing electronics systems, integrated circuits and electronic devices.

California Water Service Group, headquartered in San Jose, California, is engaged in the supply and distribution of water and the providing of water-related utility services to customers in California, New Mexico and Washington.

Ciena Corporation, headquartered in Hanover, Maryland, is a technology company. The company provides network hardware, software and services that support the transport, switching, aggregation, service delivery and management of video, data, and voice traffic on communications networks.

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, operates a chain of discount retail stores located primarily in the southern, southwestern, midwestern and eastern United States. The company offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides health care management services in the United States.

EPAM Systems, Inc., headquartered in Newtown, Pennsylvania, is a provider of complex software engineering solutions and information technology services to clients worldwide. The company serves industries such as software and technology, banking, business information, travel and hospitality, retail, energy, life sciences, health care, telecommunications and government.

Fair Isaac Corporation, headquartered in San Jose, California, develops analytic, software and data management solutions that enable businesses to enhance their performance.

Garmin Ltd., headquartered in Schaffhausen, Switzerland, designs, develops, manufactures and markets navigation, communications and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Gildan Activewear Inc., headquartered in Montreal, Canada, manufactures and sells basic activewear principally for the wholesale imprinted sportswear market. The company's products include cotton T-shirts, tank tops and sweatshirts.

HCA Healthcare, Inc., headquartered in Nashville, Tennessee, offers health care services in the United States and England. The company owns, manages and operates hospitals, surgery centers, radiation and oncology therapy centers, rehabilitation and physical therapy centers and various other facilities.

Inter Parfums, Inc., headquartered in New York, New York, manufactures, markets and distributes a wide array of fragrances and fragrance related products. The company's European-based operations produce and distribute prestige fragrance products primarily under license with brand owners. The company's United States-based operations primarily produce and sell fragrance and personal care products under several specialty retail brands.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures and markets consumer products worldwide. The company's products are available in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments.

Shenandoah Telecommunications Company, headquartered in Edinburg, Virginia, a diversified telecommunications company, provides regulated and unregulated telecommunications services to end-user customers and other communications providers in the southeastern United States.

Starbucks Corporation, headquartered in Seattle, Washington, is a specialty coffee retailer. The company produces and sells its coffee, tea and specialty beverages in company stores and also through licensed stores, grocery stores and foodservice accounts.

VeriSign, Inc., headquartered in Reston, Virginia, provides digital certificate solutions and infrastructure needed to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets. The company's products are used by corporations, government agencies, trading partners and individuals.

Waste Management, Inc., headquartered in Houston, Texas, is an international waste management company providing disposal services, collection and transfer services, recycling and resource recovery services and hazardous waste management. The company serves commercial, residential, municipal and industrial clients throughout the United States and globally.

Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon ("CMOS") programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                       CONTENTS OF REGISTRATION STATEMENT

A.  Bonding Arrangements of Depositor:

         First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits


                                      S-1


                                   SIGNATURES

      The Registrant, FT 7950, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256 and FT 7935 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 7950, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on April 9, 2019.

                                    FT 7950

                                    By   FIRST TRUST PORTFOLIOS L.P.
                                         Depositor


                                    By   Elizabeth H. Bull
                                         Senior Vice President


                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


     Name                         Title*                          Date
     ----                          -----                          ----

James A. Bowen      Director of The Charger Corporation,    ) April 9, 2019
                    the General Partner of First Trust      )
                    Portfolios L.P.                         )
                                                            ) Elizabeth H. Bull
                                                            ) Attorney-in-Fact**


* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 7359 (File No. 333-224320) and the same is hereby incorporated herein by this reference.


                                      S-3


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 1 to Registration Statement No. 333-229546 on Form S-6 of our report dated April 9, 2019, relating to the financial statements of FT 7950, comprising Dow(R) Target 5 2Q '19 - Term 7/9/20 (The Dow(R) Target 5 Portfolio, 2nd Quarter 2019 Series); Dow(R) Target Dvd. 2Q '19 - Term 7/9/20 (The Dow(R) Target Dividend Portfolio, 2nd Quarter 2019 Series); Global Target 15 2Q '19 - Term 7/9/20 (Global Target 15 Portfolio, 2nd Quarter 2019 Series); S&P Dividend Aristocrats Target 25 2Q '19 - Term 7/9/20 (S&P Dividend Aristocrats Target 25 Portfolio, 2nd Quarter 2019 Series); S&P Target 24 2Q '19 - Term 7/9/20 (S&P Target 24 Portfolio, 2nd Quarter 2019 Series); S&P Target SMid 60 2Q '19 - Term 7/9/20 (S&P Target SMid 60 Portfolio, 2nd Quarter 2019 Series); Target Divsd. Dvd. 2Q '19 - Term 7/9/20 (Target Diversified Dividend Portfolio, 2nd Quarter 2019 Series); Target Dbl. Play 2Q '19 - Term 7/9/20 (Target Double Play Portfolio, 2nd Quarter 2019 Series); Target Focus 4 2Q '19 - Term 7/9/20 (Target Focus Four Portfolio, 2nd Quarter 2019 Series); Target Global Dvd. Leaders 2Q '19 - Term 7/9/20 (Target Global Dividend Leaders, 2nd Quarter 2019 Series); Target Growth 2Q '19 - Term 7/9/20 (Target Growth Portfolio, 2nd Quarter 2019 Series); Target Triad 2Q '19 - Term 7/9/20 (Target Triad Portfolio, 2nd Quarter 2019 Series); Target VIP 2Q '19 - Term 7/9/20 (Target VIP Portfolio, 2nd Quarter 2019 Series); and Value Line(R) Target 25 2Q '19 - Term 7/9/20 (Value Line(R) Target 25 Portfolio, 2nd Quarter 2019 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 9, 2019


                                      S-4


                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-5


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 7950 and certain subsequent Series, effective April 9, 2019 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).


                                      S-6


3.1     Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York (state and city) tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1     Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).


                                      S-7